EXHIBIT 3

Focused on

Canadian

Exporters

Annual Report 2004

Canada

EDC
Export Development Canada
Exportation et développement Canada

Focused on Canadian Exporters
A n n u a l R e p o r t 2 0 0 4 Export Development Canada Exportation et développement Canada
Contents

2	Corporate Profile
2	2004 Achievements
3	2004 Corporate Account Highlights
3	Five-Year Review Highlights
2004 Corporate Review
4	Message to the Shareholder
6	Message from the Chairperson
2004 Performance Against Objectives
8	Focused on Our Operating Principles
14	Focused on Accessibility and Partnerships
18	Focused on Developing Markets
20	Focused on Small- and Medium-Sized Enterprises
23	2005 Strategic Objectives
Focused on Investor Relations
27	Message to Investors
28	Performance Against Objectives
32	Members of the Board of Directors
34	Executive Management Team
35	Corporate Governance
39	Committees of the Board of Directors
43	Code of Business Ethics
45	2004 Financial Review
46	Management’s Discussion and Analysis
76	Financial Reporting Responsibility
77	Auditor’s Report
78	Consolidated Financial Statements
81	Notes to the Consolidated Financial Statements
106	Ten-Year Review
112	Glossary of Financial Terms
113	Corporate Representatives
114	Vision and Values

Focused on Canadian Exporters

EDC provides insurance and financing to help Canadian companies export their products and services and to make foreign investments.

We are financially self-sustaining, supporting Canadian companies with funds raised through fees for our services and treasury operations.

We are a Crown corporation EDC provides insurance and financing reporting to Parliament, operating on to help Canadian companies export Focused on commercial principles in partnership their products and services and to with Canadian and international make foreign investments. financial institutions.
Canadian Exporters
We are financially self-sustaining, We serve Canadian companies of supporting Canadian companies with all sizes, from all regions of Canada, funds raised through fees for our in every industry sector and trading services and treasury operations. with every global market.

P e r f o r m a n c e   H i g h l i g h t s

Corporate Profile

At EDC our mandate – to support and develop, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade as well as respond to international business opportunities – guides everything we do.

     This makes us a partner in Canada’s international business development initiatives. As a Crown corporation reporting to Parliament, and operating on commercial principles, we value our partnerships with government and the private sector to enhance the visibility and success of Canadian companies abroad.

     Our risk management strategies and treasury operations allow us to provide this support without relying on tax dollars. We raise funds by charging fees for our services and interest on our loans, as well as issuing debt in capital markets. These instruments represent the irrevocable full faith and credit obligation of the Canadian government.

     This financial strength combined with innovative products, international networks, in-depth analysis of global economic conditions – sector by sector, country by country – helps us to focus on the needs and opportunities of Canadian exporters.

2004 Achievements

EDC continued to stay the course, helping Canadian exporters and investors to succeed in global markets. Highlights of EDC’s performance in 2004 include:

▶	6,962 customers served; 6,345 were small- and medium-sized exporters.

▶	$54.9 billion in exports and international investments supported by EDC.

▶	$11.6 billion supported business in 146 developing markets.

▶	$1.242 billion net income.

▶	$20.8 billion total assets.

▶	4th consecutive year that EDC was recognized as one of Canada’s Top 100 Employers, as reported in Maclean’s magazine.

▶	7th time in 11 years that EDC received the Auditor General of Canada’s Award for Excellence in Annual Reporting by Crown corporations.

▶	$1.8 billion in new outbound foreign direct investment (FDI) facilitated by EDC, up from $619 million in 2003.

2 F O C U S E D   O N   C A N A D I A N   E X P O R T E R S

Performance Highlights

2004 Corporate Account Highlights

Business Volume by Industry Sector

($ in millions)

15,000
12,000
9,000
6,000
3,000
0
9,136 | 852
1,102 | 1,382
1,848 | 15
9,378 | 271
2,739 | 22
501 | 54
319 | 3,552
1,069
12,925 | 47
248 | 5,329
695 | 2,127
217 | 1,075
Advanced Technology and Manufacturing
Aerospace
Agri-Food
Base and Semi-Manufactured Goods
Consumer Goods
Emerging Exporters
Energy
Financial Institutions
Forestry
Mining, Infrastructure Development and Services
Surface Transportation
Telecommunications
Medium- and Long-term Financial Services
Short-term Financial Services

Business Volume by Geographic Market

($ in millions)

40,000
30,000
20,000
10,000
0
735 | 1,297
7,216 | 772
4,939 | 1,070
26,116 | 9,317
1,171 | 2,270
Africa/Middle East
Asia/Pacific
Europe
North America/Caribbean*
South America/Central America

* Includes Mexico

Business Volume by Canadian Region

($ in millions)

20,000
15,000
10,000
5,000
0
929 | 285
13,191 | 5,815
13,270 | 3,076
11,407 | 4,930
1,380 | 620
Atlantic
Ontario
Quebec
Western
Other*
Medium- and Long-term Financial Services
Short-term Financial Services

* Represents volume not designated to a specific Canadian region

Five-Year Review Highlights

Business Volume

($ in millions)

80,000
60,000
40,000
20,000
0
40,869 | 262
44,347 | 151
51,240 | 533
51,860 | 1,210
54,903 | 987
2000
2001
2002
2003
2004
Canada Account
Corporate Account

Shareholder's Equity

($ in millions)

3,500
3,000
2,500
2,000
1,500
1,000
500
0
983 | 1,009
983 | 1,067
983 | 1,094
983 | 1,252
983 | 2,494
2000
2001
2002
2003
2004
Retained Earnings
Share Capital

Customers Served

9,000
6,000
3,000
0
5,081 | 598
5,720 | 635
6,575 | 648
6,542 | 630
6,345 | 617
2000
2001
2002
2003
2004
Large
Small/Medium

EDC ANNUAL REPORT 2004 3

Performance Highlights 2004 Corporate Account Highlights Business Volume by Industry Sector ($in millions) 15,000 271 47 12,000 852 9,378 12,925 5,329 9,000 3,552 9,136 1,382 22 248 2,127 15 6,000 319 1,075 2,739 54 695
1,102 1,848 | Medium- and Long-term 3,000 501 1,069 217 Financial Services Short-term Financial Services 0 Technology Manufacturing Aerospace Goods Goods Exporters Energy Institutions Infrastructure Transportation Telecommunications Agri-Food Forestry Manufactured Consumer Emerging and Services Advanced Base and Semi- Financial Development and Mining, Surface
Business Volume by Business Volume by Geographic Market Canadian Region ($in millions) ($in millions) 40,000 20,000 3,076 9,317 5,815 30,000 15,000 4,930 20,000 772 26,116 10,000 13,191 13,270 1,070 2,270 11,407 620 1,297 7,216 285 10,000 4,939 1,171 5,000 1,380 Medium- and Long-term 735 929 Financial Services Short-term Financial Services
0 0 East Asia/Pacific America/Caribbean* America/Europe Ontario Quebec Other* Africa/Middle Atlantic Western South Central America North * Represents volume not designated to a specific * Includes Mexico Canadian region
Five-Year Review Highlights Business Volume Shareholder’s Equity Customers Served ($in millions) ($in millions) 80,000 3,500 9,000 648 630 617 1,210 987 3,000 635 60,000 533 2,500 598 262 151 6,000 6,575 6,542 6,345 54,903 2,000 5,720 40,000 51,240 51,860 5,081 40,869 44,347 1,500 1,009 1,067 1,094 1,252 2,494 3,000 1,000 20,000 983 983 983 983 983
500 0 2000 2001 2002 2003 2004 0 2000 2001 2002 2003 2004 0 2000 2001 2002 2003 2004 Canada Account Retained Earnings Large Corporate Account Share Capital Small/Medium EDC ANNUAL REPORT 2004 3

M e s s a g e t o t h e S h a r e h o l d e r
Focused on Canadian Exporters

The best measure of our achievement in 2004 is the success of thousands of Canadian companies helped by EDC, such as those featured on the cover of this report and whose stories are told in the pages ahead.

Canadian exporters benefited from a healthy global economy in 2004, with overall Canadian exports rising almost nine per cent over 2003. However, in the final months of the year, exports lost some momentum, slowed by the stronger Canadian dollar, the run-up in energy prices and an easing in world economic growth. At year-end, exporter confidence had sunk to its lowest levels post 9/11, and some smaller companies were discouraged from pursuing export activity. In this climate, 6,962 Canadian companies turned to EDC for help in managing trade risks, down from 7,172 in 2003. Nonetheless, EDC facilitated $54.9 billion in Canadian export sales and investments – a 5.8 per cent increase over 2003 –which in turn contributed $34.7 billion to national GDP, 3.4 per cent of Canada’s total GDP for the year. Trade and investment facilitated by EDC was equivalent to 12.2 per cent of all Canadian exports of goods and services and is associated with sustaining more than 438,000 Canadian jobs – approximately 2.8 per cent of total national employment.

     EDC’s net income for 2004 is $1.242 billion, much stronger than anticipated. In recent years, the global economic downturn resulted in a deterioration of credit quality among many of EDC’s borrowers, which required us to take significant loan loss provisions in order to increase the allowance for loan losses on the balance sheet. The credit climate in Canadian export markets greatly improved in 2004, and these additional loan loss allowances are no longer required and are available to support new Canadian export trade. The reduction in provisions for credit losses in 2004 accounted for $998 million of the $1.084 billion increase in net income over 2003. In addition, a new accounting standard in 2004 requires EDC to report derivative financial instruments at fair value and record unrealized gains and losses on the income statement. In 2004, an unrealized fair value gain of $143 million was reported. While the reduction in provisions and the reporting of unrealized fair value gains on derivative financial instruments in total contributed $1.141 billion to the increase in net income over 2003, these are accrual items and do not represent increases in available cash. EDC’s operating income declined by 6.1 per cent to $885 million and administrative expenses increased a moderate 2.9 per cent to $178 million.

4 F O C U S E D   O N   C A N A D I A N   E X P O R T E R S

M e s s a g e   t o   t h e   S h a r e h o l d e r

     The 2004 income gives EDC greater flexibility to expand financial services for Canadian exporters. EDC assisted transactions in 177 countries and territories in 2004, including 146 developing markets. EDC facilitated a record $11.6 billion in exports and investments in these developing markets, a 10.5 per cent increase from 2003. Overall, EDC participated in 35.9 per cent of all Canadian exports of goods and services to developing markets. Canadian companies have added foreign investment to their strategies and expect EDC to assist in their acquisition, construction or expansion of foreign facilities, and to facilitate sales from their foreign affiliates. Our assistance to Canadian-owned foreign operations will continue to grow and, in 2005, EDC will focus on expanding its service offerings and growing its financing program to meet the needs of Canadian exporters. We will be taking on greater levels of risk in priority developing markets, and in sectors of strategic importance to Canada as part of our active support for the Government’s developing markets trade agenda. Supporting these efforts are EDC’s foreign representatives, with new representatives added to Brazil and Malaysia in 2004 and an additional representative starting in India in 2005.

     More than 90 per cent of EDC’s customers are small- and medium-sized businesses, but our services are also essential to the competitiveness of Canada’s largest corporations. Canada’s telecommunications and aerospace sectors employ thousands of Canadians and draw on thousands of smaller Canadian suppliers but are enduring a particularly difficult export climate. International competition in these and many other sectors where Canada’s large corporations vie for business is intensifying. EDC will continue to work with financial institutions and other private sector sources to add capacity to the Canadian financial system, providing Canada’s large corporations with trade finance support comparable to that available to their foreign competitors.

     Canadians expect EDC to serve the best interests of the Government of Canada, the Canadian companies we serve and the Canadian public at large. Confirming this principled approach to business, we declared a Statement of Commitment to Corporate Social Responsibility in 2004, pledging to pursue our mandate in a manner consistent with our corporate values. Transparency is an operating principle of this commitment, and we view audits of EDC conducted by the Auditor General of Canada as essential components of our accountability regime. Special audits by the Auditor General in 2004 favourably assessed our management and environmental review practices, including the Environmental Review Directive, while providing suggestions for future enhancements.

     I would like to thank A. Ian Gillespie, our former President and Chief Executive Officer whose term ended in 2004, and all EDC employees for bringing our “focused on exporters” theme to life every day, tirelessly seeking innovative ways to help Canadian companies achieve their goals. We will continue this tradition of excellence under new leadership to be appointed by the Government of Canada during 2005.

Gilles Ross
Acting President

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M e s s a g e f r o m t h e C h a i r p e r s o n
Message from the Chairperson

Despite the challenges of a rising Canadian dollar and high energy prices, or the continuing softwood lumber dispute and the BSE crisis, 2004 was the first year of increased export sales from Canada since 2000.

Aided by a synchronized global economic recovery, many Canadian exporters and investors were able to enter new markets, to diversify their customer base or to build up the global supply chains that are essential to competing internationally. But others withdrew or reduced their foreign trade activities in the face of ongoing risks in the global market place, reinforcing demands for EDC to continue to provide accessible, innovative and effective solutions that meet the evolving needs of Canada’s exporters and investors.

     EDC was a reliable partner to 6,962 exporters and investors generating $54.9 billion in export sales or investments in 177 markets. With another year of achievements behind it, EDC remains determined to find new ways to raise Canada’s profile in the global marketplace and especially in key strategic markets such as China, India, Brazil, Russia and Mexico. It is ready to act as an effective agent of the Canadian government, in supporting the developing markets strategy it announced in 2004.

     EDC’s 2004 income from the reversal of its loan loss provisioning reserves as global credit conditions improved gives the Corporation a unique opportunity to allocate additional resources to risk management in developing markets. The Board of Directors will address this important issue with EDC’s senior executives in 2005 and closely monitor how EDC enhances the delivery of its services over the coming year.

     In the meantime, the Board has completed its strategic review of EDC services and I am pleased to report that the two working groups established as a result of the review proceeded with their intended activities. The bank guarantee group has concluded its work, with the Board adopting its recommendations for refining EDC’s guarantee program in partnership with banks, to meet their needs as well as those of exporters and investors, especially in terms of guaranteeing bank loans in strategic developing markets. The short-term insurance group is continuing to provide the Board with regular updates on its progress.

     Governance has remained a dominant item on the Board’s agenda over the past year. 2004 presented a new challenge in terms of managing the transition precipitated by the expiry of Ian Gillespie’s term as EDC President. As a first step, it quickly ensured continuity during the search for a permanent replacement by naming Gilles Ross, a highly qualified and respected EDC senior executive, as Acting President. Following the Government’s new guidelines for Board input into President and CEO appointments, the Board updated and approved a position profile for the position of President and Chief Executive Officer, reviewed candidates’ qualifications, conducted interviews and, late in the year,

6 F O C U S E D   O N   C A N A D I A N   E X P O R T E R S

M e s s a g e   f r o m   t h e   C h a i r p e r s o n

recommended to the Minister of International Trade that Mr. Robert A. Wright be appointed as the President and CEO of EDC. On February 17, 2005, the Minister announced the proposed appointment of Mr. Wright as EDC’s President and CEO and his proposed appointment has been referred by the Minister to the Standing Committee on Foreign Affairs and International Trade of the House of Commons for review.

     On behalf of the entire Board of Directors, I would like to thank Mr. Gillespie for his dedicated service as President and CEO over the last seven years. Under Ian’s leadership, EDC doubled its customer count and business volumes and increased its flexibility to respond rapidly to the evolving needs of Canadian exporters. He has left behind a solid foundation upon which his successor can build an even stronger EDC.

     I would also like to take the opportunity to thank directors who have left the Board over the past year: Leonard Edwards and Michael Horgan each of whom have been strong contributors to the Board and its various committees, and Ajay Virmani who retired from the Board earlier in the year. My fellow Board members and I welcome incoming directors Paul Boothe, Associate Deputy Minister in the Department of Finance, and Robert Fonberg, Deputy Minister of International Trade. As part of its mandate to guide Board renewal, the Board prepared and submitted to the Minister an updated profile of the skills and experience of its members and recommended several director candidates as potential replacements for directors whose terms are expiring, while also recommending the reappointment of others.

     Finally, I congratulate, on the Board’s behalf, the EDC management team for leading the Corporation to its third consecutive Auditor General of Canada Award for Excellence in Annual Reporting by Crown corporations. This award speaks clearly about the degree to which EDC has met the growing expectations of its shareholder, as well as that of the general public, in achieving accountability and quality in reporting its annual performance. It is also worth noting EDC’s achievement in garnering recognition as one of Canada’s Top 100 Employers for the fourth consecutive year. I commend all EDC employees for their dedication, community spirit and professionalism in attaining this important recognition.

     As the Board of Directors, senior executives and EDC employees look to 2005, we acknowledge the challenge of overcoming reduced exporter confidence and leading Canadian business to international success despite moderate growth projections for the global economy. I would therefore like to reassure Canada’s exporters and investors that EDC, with its Board of Directors, will continue to strive for the right service offering, in the right markets, to help more and more Canadian businesses prosper by competing globally.

     Paul Gobeil’s term as Chairperson expired at the end of 2004 and on January 13, 2005 the Minister of International Trade announced the proposed reappointment of Mr. Gobeil as the Chairperson of the Corporation. His proposed reappointment has been referred by the Minister to the Standing Committee on Foreign Affairs and International Trade of the House of Commons for review and I look forward to Mr. Gobeil resuming his functions as Chairperson.

Pierre MacDonald
Vice-Chairperson

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O p e r a t i n g   P r i n c i p l e s

Focused on Our Operating Principles

Every successful company has at its very core key principles by which it lives. These principles provide the basis upon which to build the company’s strategic direction and goals. At EDC, our framework is built on three fundamental principles: EDC is committed to conducting its business in a way that is respectful of Canada’s international agreements, is consistent with our CSR commitments and ensures sound financial management.

Respecting International Agreements

Because EDC supports business in more than 170 markets, it is paramount that we clearly understand and support Canada’s international obligations. Of critical importance is the Organization for Economic Co-operation and Development’s (OECD)Arrangement on Officially Supported Export Credits, which strives to eliminate trade distortions among the world’s most industrialized nations, such as export credit subsidies and trade-related aid. At OECD meetings, EDC encouraged progress toward pricing to risk and to market, working to bring further clarity to the text of the Arrangement and to review the aerospace sector. In 2004, EDC also supported the launch of negotiations to review the Sector Understanding on Export Credits for Civil Aircraft which will commence in 2005 with the participation of Brazil.

     EDC also presented its anti-corruption program to the OECD which included our new policy guidelines outlining how EDC will comply with our bribery policy set out in the Code of Business Ethics. The guidelines also ensure EDC’s compliance with respect to the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and to Canada’s Corruption of Foreign Public Officials Act.

     EDC is also a member of the Berne Union whose mandate is to foster international acceptance of sound principles of export credit insurance and foreign investment insurance among the 54 members from 43 countries. In 2004, EDC helped to develop the Berne Union’s value statement which confirms members’ commitment to operate in a manner that is “respectful of the environment and which demonstrates high ethical values.”

     Canada also has legislation which criminalizes the perpetration of terrorist acts and the provision of financing and related services to individuals or entities suspected of terrorism. The Corporation responded with a complementary initiative in 2004.

8     F O C U S E D   O N   C A N A D I A N   E X P O R T E R S

Rooted in our values, EDC’s Corporate Social Responsibility Statement of Commitment, formally adopted in 2004, in corporates five operating principles: business ethics, environment, transparency, community investment and organizational climate.

Focused on Our Place in the World

EDC strives to take into account the social and environmental impacts of its business, in keeping with expectations of all our stakeholders. To this end, EDC reinforced its commitment to Corporate Social Responsibility (CSR) initiatives in 2004 with the unveiling of a formal Statement of Commitment: At EDC, we commit to carry out our mandate in a socially responsible manner consistent with our corporate values .

     Rooted in EDC’s values, this Commitment incorporates five operating principles, or pillars; business ethics, environment, transparency, community investment and organizational climate.

     One of the pillars of our Statement of Commitment is our assurance to conduct our business with “honesty, integrity and fairness and expect the same of our customers.”

     We fulfill this commitment through our Code of Conduct and Code of Business Ethics which provide employees, customers and other EDC stakeholders with an understanding of the ethical standards we apply to our business. Employees are required to sign an annual Statement of Compliance indicating their understanding and commitment to abide by our Code of Conduct. EDC also continued to train employees on its Anti-Corruption Program and to inform customers of its policies and obligations, including a requirement that customers submit anti-corruption declarations and/or accept relevant representations and covenants in appropriate documentation.

Evaluating environmental impacts

The environment is another essential pillar of our Commitment. This commitment states that we “are conscientious about the environmental impacts of our business.”

     EDC’s Environmental Review Directive (ERD) requires EDC to categorize projects for which it is asked to provide support according to the nature and severity of the project’s potential effects. In October 2004, the Auditor General of Canada reviewed the implementation of the ERD, affirming that the directive is operating as designed. The audit found major improvements in the manner in which EDC implemented its review processes, compared to an audit conducted in 2001. The audit also found that EDC’s policy is consistent with other export credit agencies and private sector commercial banks.

     The Corporation is also cognizant of Canada’s world-renowned expertise in environmental technologies and innovative product solutions. To support this vital sector, EDC has developed the EnviroExport Initiative. Under this program, EDC facilitated $825.5 million of business for Canadian environmental exporters in 2004.

E D C   A N N U A L   R E P O R T   2 0 0 4          9

O p e r a t i n g   P r i n c i p l e s

Respecting transparency

In today’s business environment, stakeholders expect companies to have transparent operations. To this end, the third element in our CSR commitment is transparency. In this area we have committed to “striving for balance between public accountability and respect for customer confidentiality.”

     To ensure transparency in environmental related initiatives, EDC’s Chief Environmental Advisor released his second Annual Report in 2004. The report outlines the transactions reviewed during 2003 and the department’s outreach activities. His 2004 report will be released in early 2005.

     EDC also discloses transaction information on its financing, political risk insurance to lenders and equity transactions on an ongoing basis at www.edc.ca/disclosure. In accordance with revisions to the OECD Common Approaches on Environment and Officially Accepted Export Credits, EDC committed to seek project sponsor consent to notify the public that it is considering support for certain Category A projects that fall outside the scope of EDC’s ERD.

     To ensure that we take our stakeholders’ views into consideration when developing policies and procedures, EDC has an active stakeholder engagement strategy. EDC representatives spoke at numerous conferences including: the National Ethics Symposium at St. Paul University in Ottawa; the 2004 Managing Emerging Markets Risk Conference in New York; and, to the Rotman School of Management at the University of Toronto. EDC also hosted a working session with non-governmental organizations (NGOs) to discuss their suggestions on how EDC could take human rights into account when assessing transactions and co-sponsored an export credit agency environmental practitioners’ meeting with the U.S. EXIM-Bank in Washington, D.C.

     EDC’s CSR Advisory Council of eminent Canadians met with EDC’s senior management twice during 2004 to receive updates and provide feedback on these issues.

     In 2004, no complaints were received by EDC’s Compliance Officer who provides a resolution mechanism for complainants; advises EDC on ethical business practices; and recommends compliance audits to determine if EDC is following its CSR policies. A compliance audit conducted in 2004 regarding a nuclear power plant in Cernavoda, Romania concluded that EDC complied with all relevant sections of its Disclosure Policy, ERD and Code of Business Ethics .

10   F O C U S E D   O N   C A N A D I A N   E X P O R T E R S

The goal of EDC’s Education and Youth
Employment Strategy is to help foster
tomorrow’s international trade leaders by
offering Canadian youth scholarships and
invaluable work experience at EDC.

Focused on the future

EDC’s Education and Youth Employment (EYE) Strategy allows us to help foster tomorrow’s international trade leaders by offering 27 Canadian youth scholarships and invaluable work experience in international trade under the mentoring of EDC’s trade professionals. The scholarships and work terms carry a value of up to $14,000 each. Eighty students completed work terms at EDC during 2004.

     As part of this initiative, EDC also sponsored three university business case competitions and delivered 94 presentations on EDC and international trade to educational institutions and youth organizations. AISEC, an international nonprofit foundation that facilitates international traineeship exchanges, named EDC its Partner of the Year. EDC also sponsored the Forum for International Trade Training, a non-profit organization that provides international trade training programs and services.

Caring for our community

Another integral part of our CSR commitment is concern for our community. Taking this into account, EDC will “invest in and encourage our employees to be active in our community.”

     To meet this goal, EDC supports and encourages community volunteerism through our Employee Charitable Donations Policy, by which we provide $500 – $2,500 to eligible charities in which EDC’s employees volunteer. In 2004, 17 requests were granted for a total of $25,000. Activities supported included community programs for children and youth, services for the poor and community health services. EDC also supports the United Way/Centraide and Healthpartners Charitable Campaign and in 2004 EDC’s employees raised a record contribution of $150,471.

Focused on our employees

Measure	2005 plan	2004 results	2004 plan
Voluntary turnover rate	< 8.0%	5.3%	< 6.0%
Average number of training days per employee	5.0	6.6	5.0

The fifth and final pillar of EDC’s CSR Statement of Commitment relates to “providing a climate that stimulates and supports employee performance and development.” This is an essential element to EDC’s success, given that we represent one of Canada’s largest teams of international trade experts.

E D C   A N N U A L   R E P O R T   2 0 0 4           11

O p e r a t i n g   P r i n c i p l e s

     To meet this goal, EDC promotes and supports learning and career development. In 2004, EDC provided and supported 6,588 person-days of training – an average of 6.6 days per person – exceeding our target of an average of five days of training per employee. Official languages training accounts for almost 20 per cent of overall training activity at EDC, helping to ensure that EDC continues to promote and foster a bilingual working environment and to provide service to its customers in the official language of their choice. EDC University launched a new sales curriculum for employees involved in the selling or delivering of EDC products and services to customers. The sales curriculum helps employees to learn and develop the skills and knowledge to identify, develop and find solutions to customer needs and to help customers progress through the buying cycle more quickly. EDC University also launched an EDC Products and Services Curriculum for employees that play a supporting role and require a more generalized understanding.

     The Career Hub was also launched to provide employees with a tool to help clarify career paths and opportunities by identifying key behavioural competencies that define excellence at EDC.

     To ensure we encourage equity and diversity, we conducted an awareness campaign to promote the importance of self-identification under Employment Equity Legislation. As a result of this enhanced awareness of the definitions under this legislation, and the importance of employment equity programs, employees demonstrated increased comfort in participating in EDC’s self-identification survey. Current data from this survey indicates that EDC’s population of persons with disabilities now closely mirrors the representative population within the Canadian workforce.

     An important indicator of our success is inclusion among Canada’s Top 100 Employers for the fourth consecutive year in an annual survey reported by Maclean’s magazine. EDC was recognized for business expansion and growth; physical workplace and work atmosphere; health, financial and family benefits; employee communications; performance management; training and skills development; and community involvement.

12     F O C U S E D   O N   C A N A D I A N   E X P O R T E R S

Chemposite Inc.

Since it was founded in 1982, Chemposite Inc. has grown from a Canadian company to an internationally known designer, manufacturer and supplier of fibreglass tanks and piping systems. They consider customers to be the key to their success, and build strong relationships with them accordingly. “We had heard a lot about EDC in the past, but we were getting along fine working directly with the customer,” says Sarah Lam, Co-Founder and General Manager. “But then, as more and more customers wanted bonds before awarding contracts, we started using EDC’s services. The people there were excellent to work with, it freed up our line of credit for other expenses, and our bank loves the safety of the insurance coverage provided by EDC.”

Sarah Lam
Co-Founder and General Manager,
Chemposite Inc., British Columbia

Focused on Sound Financial Management

Measure	2005 plan	2004 results	2004 plan
Net Income ($M)	162	1,242	102
Return on Equity (%)	4.8	35.7	4.5
Gross Efficiency Ratio (%)	21.5	18.5	19.6
Financial Sustainability Ratio (%)	10.2	12.2	12.8

Since opening our doors in 1944, EDC’s shareholder, the Government of Canada, has invested approximately $1 billion of share capital in EDC. By the end of 2004, this investment supported more than $500 billion in exports and foreign investments. EDC receives no annual appropriations from Parliament and conducts its operations on a self-sustaining basis, generating sufficient income to protect its assets and to support future business. The Corporation’s financial management strategy is to generate a sufficient rate of return to support future growth projections. EDC has achieved an objective set in 1999 to grow its capital base by 1.5 times by 2004.

     EDC tracks its financial performance in four key performance measures. While the gross efficiency1 and financial sustainability1 ratios are in line with Corporate Plan targets, the return on equity1 and net income are significantly higher than planned, primarily due to a rapid improvement in the credit environment during 2004.

Special examination

A special examination is a performance audit of a Crown corporation conducted by the Auditor General of Canada at least once every five years as required by the Financial Administration Act. The report of a Special Examination of EDC published in 2004 concluded that, during the period under examination, the systems and practices of EDC were designed and operated in a way that provided reasonable assurance that assets were safeguarded and controlled, resources managed economically and efficiently, and operations carried out effectively. The report further stated that no significant deficiencies were noted nor were any recommendations made. The report notes some opportunities to enhance the quality of these systems and practices and EDC will follow up on these items throughout 2005. The special examination report is available at www.edc.ca\mediaroom.

[1]	Definitions for these ratios can be found in the Glossary of Financial Terms on page 112.

E D C   A N N U A L   R E P O R T   2 0 0 4          13

P e r f o r m a n c e   A g a i n s t   O b j e c t i v e s

Focused on Accessibility and Partnerships

Measure	2005 plan	2004 results	2004 plan

Business volume ($B, exports only)	57.8	54.9	55.1

Number of customers served	7,500	6,962	8,000

Customer satisfaction	80.0	81.8	80.0

Partnership volume	$8.8 billion	$8.8 billion	$7.8 billion

Partnership transactions	*	1,943	1,300

*	EDC intends to continue monitoring this indicator but has not set a Corporate Plan target in 2005.

Given EDC’s unique role as Canada’s Export Credit Agency, much of our success depends on how well we are able to complement the services provided by the country’s financial institutions and other government departments. In 2004, we were able to exceed our partnership targets with the private and public sectors with the direct result that we were able to put financial and marketing solutions into the hands of more Canadian exporters.

Focused on our customers
A core element of EDC’s mandate is to ensure that our products and services are accessible to all Canadian businesses regardless of size, sector or location. This requires that we have a flexible tool kit that can be customized to meet many diverse needs. Within this tool kit, we offer three basic product lines: financing, bonding and insurance. We undertook a number of initiatives within each of these product areas to fine-tune and complement our offerings.

     A key focus in 2004 was our continuing adaptation to a trend called integrative trade in global markets. Integrative trade simply means that companies have started to invest in acquiring, building or expanding facilities in countries other than Canada to reduce costs, increase efficiencies and better serve their customers. Alternatively Canadian companies are investing in foreign firms who intend to use Canadian technology, equipment or expertise to expand their capabilities. While this is not the traditional concept of exporting, it nonetheless represents a significant contributor to Canada’s economy because the wealth flows back to the parent company and opens up new export opportunities for Canadian companies.
     To understand the importance of integrative trade, it is estimated that Canadian companies generate sales from their foreign affiliates of about $400 billion per year, which is roughly equivalent to Canada’s total merchandise exports. We recognize that EDC must be prepared to meet the demand for financial solutions to support these transactions and we are looking at new or enhanced services to support Canadian firms and their local partners in global markets.

14	F O C U S E D O N C A N A D I A N E X P O R T E R S

Provincial Aerospace Ltd.
As a company that designs and modifies maritime surveillance aircraft, Provincial Aerospace helps bring security and peace of mind to many countries around the globe. But when it comes to exporting, Provincial Aerospace turns to EDC for its own security and peace of mind. “In 2001, we were offered a contract that would have been impossible to accept without bonding and receivables insurance from EDC,” says Brian Chafe, Executive Vice-President and Chief Operating Officer. “We found EDC extremely accessible. With their team in Ottawa supported by an office right in St. John’s, it gives us the strength of strong local representation combined with the strength of a large national organization. This is a real asset to have.”

Brian Chafe
Executive Vice-President and Chief Operating Officer,
Provincial Aerospace Ltd., Newfoundland & Labrador

     One example to illustrate our role in integrative trade is EDC’s experience with Nemak, a Mexican auto parts manufacturer. Nemak assumed ownership and operational control of aluminium auto part casting plants in Canada from Ford Motor Company in 2002. It now supplies cast aluminium cylinder heads and engine blocks to Ford engine plants across North America. EDC supported the expansion of Nemak’s Canadian facilities and later financed the acquisition of Canadian machinery and equipment for Nemak’s Mexican operations in Monterrey. The linkage established by Nemak’s original investment in Canada created a downstream opportunity for Canadian supply back to Mexico.

New way to calculate Canadian benefits
In line with this trend, we also expanded the way we define Canadian benefits in 2004 — one of the key criteria used to determine our support. In addition to the traditional measurement of GDP generated in Canada, we now take other economic benefits into consideration such as: exporting to a developing market; above average R&D spin-offs or employment generation; support for a smaller or medium-sized exporter and future business potential. For example, under the new process, opening a riskier market for Canadian exports through investment is recognized for its value in the same way as an export of a finished product.

Delivering service
In 2004, EDC deployed underwriting capabilities in a number of EDC’s regional offices and introduced a single-buyer policy under EDC’s Accounts Receivable program, which gives exporters the choice of insuring all of their receivables with EDC or only those related to an approved buyer. EDC’s credit insurance coverage was expanded by partnering with local-based insurers to include sales of Canadian affiliates in markets where EDC is restricted from providing support.

     The best indicator of whether or not our plans have been successful is our annual Customer Value Survey. To this end, EDC registered an overall customer satisfaction rating of 81.8 against a plan score of 80.0.

Enhancing online services
EDC is also mindful that many customers prefer to conduct transactions online. To this end, Phase II of EDC’s Performance Security Insurance (ePSI) platform was launched giving customers increased online access to the Corporation’s Contract Insurance and Bonding (CIB) program. The new functionality in this release focused on online PSI documentation, allowing exporters to view their policies and letters of offer, as well as enabling them to pay premiums/fees online by credit card.

E D C A N N U A L R E P O R T 2 0 0 4	15

P e r f o r m a n c e  A g a i n s t  O b j e c t i v e s

     Enhancements were also made to the Receivables Insurance Centre (RIC), where 68 per cent of all customer credit approval activity (or some 25,000 transactions) are now performed online. Improvements included special access for partners, such as banks and brokers, and further simplification of the credit approval request process.

     Another way for EDC to stimulate export sales is to provide loans to buyers of Canadian goods and services. Using the power of the Internet to encourage sales, we developed an online tool kit for sales agents and international representatives. It is designed to help international sales networks win more business with EDC’s export financing solutions, which allow foreign buyers to purchase Canadian capital goods and/or services. The sales kit is designed to: highlight EDC’s sector knowledge, international presence and customized financing; allow access to fact sheets to be included in sales proposals; and provide direct access to EDC’s Online Financial Application for foreign buyers.

Partnering with Canada’s financial institutions
Another key element in our outreach strategy is to partner with Canada’s financial community. By forging these partnerships, EDC can help banks provide their customers with more effective working capital and term-lending solutions. Under such partnerships, EDC regularly works with all the major banks, smaller Schedule II foreign banks, Le Mouvement Desjardins, other credit unions across the country, as well as numerous specialized private sector finance companies.

     One of the most effective new tools is EDC’s family of Pre-shipment Financing products, which encourages financial institutions to provide pre-shipment loans to smaller exporters. Under the program, EDC guarantees the exporter’s bank for between 50 and 75 per cent of a bank loan to fund pre-shipment costs. During 2004, we served 101 new customers who generated 169 transactions, an increase of 94 and 84 per cent respectively over 2003. Our support for exporter’s performance and surety bonding needs is also one of our fastest growing program families. In this regard, EDC again partners with financial institutions and licensed surety companies in North America to support the issuance of performance, payment and surety bonds to foreign buyers of Canadian goods and services.
     EDC is also aware that providing information to local branch commercial officers on the Corporation’s complementary financial solutions is another way to grow the business. To help make this information more readily available, EDC worked with Scotiabank in 2003 to develop a micro-site within the bank’s Intranet site. In 2004, this initiative was extended to include BMO, National Bank of Canada, TD and RBC.

16	F O C U S E D O N C A N A D I A N E X P O R T E R S

Forensic Technology WAI Inc.
If you’ve ever seen computerized images used to match bullets with the guns that fired them on crime scene investigation TV shows, then you’ve seen Forensic Technology WAI Inc. products. In real life, the company’s ballistics technology and other products are in increasing demand, and have been used to match 36,000 pieces of evidence in 34 countries. “We’re marketing to the world now,” says Robert Walsh, President. “Canada is a respected country, and when your company is working in partnership with a respected organization such as EDC, that carries a lot of weight when it comes to financing and ensuring payment. Without these services, we would be very restricted in our growth.”

Robert Walsh
President,
Forensic Technology WAI Inc., Quebec

Partnering with private business and industry
In 2004, EDC signed an agreement with Mercantile Exchange Corporation (MEC), a private company serving the foreign exchange needs of small- and medium- size enterprises. For most foreign exchange contracts a financial institution requires a cash deposit or equivalent to be held by the financial institution as security for the contract. In the case of Mercantile Exchange, we were able to utilize our Pre-Shipment Financing Guarantee program to work with MEC to eliminate this need. This, in turn, frees up working capital for the exporter making management of their foreign exchange position more affordable.

Partnering with government
Another important way for EDC to reach potential customers is to partner with other Canadian and provincial government agencies and departments also dedicated to fostering and supporting Canada’s exporters. EDC entered into a three-year agreement with International Trade Canada (ITCan) to integrate customized EDC content and service offerings into their web site, the Virtual Trade Commissioner (VTC). The key attraction of this web site is that users are able to customize content. For example, they can receive information on the markets they are interested in and only for the sector(s) in which they operate. As such, they receive regular updates only on issues that are of business interest to them.

     EDC is also committed to supporting the Government of Canada’s initiatives to build closer trading ties with Africa. To this end, EDC approached the Canadian Council on Africa (CCAfrica) to jointly determine ways for EDC to support the new organization’s marketing initiatives. The Corporation provided a dedicated resource from EDC’s student scholarship program to help the council develop its web site. CCAfrica is dedicated to facilitating and promoting sustainable trade and investment between Canadian and African private and public sectors.
     EDC’s partnerships with government are discussed further under Focused on Developing Markets, page 18.

E D C A N N U A L R E P O R T 2 0 0 4	17

P e r f o r m a n c e  A g a i n s t   O b j e c t i v e s

Focused on Developing Markets

Measure	2005 plan	2004 results	2004 plan

Volume in developing markets ($B)	11.7	11.6	11.0

Number of customers served	*	1,313	1,520

Number of transactions concluded under medium/long-term program	*	1,585	1,350

*	EDC intends to continue monitoring these indicators but has not set a Corporate Plan target in 2005.

Economic growth in developing countries far outstrips that of traditional markets, making them enticing destinations for those Canadian exporters and investors who know how to manage the added risks they present.

Rising business volume
 EDC facilitated $11.6 billion in trade and investments in developing markets in 2004, a 10.5 per cent increase over the previous year, supporting more than 1,580 transactions involving 1,313 customers. Mexico and China were the most important markets for EDC-facilitated exports and investments, with more than $1.9 billion in transactions supported in Mexico and $1.3 billion in China. EDC participated in 35.9 per cent of Canadian exports in goods and services to developing markets.

EDC in the market
EDC has representatives working in priority markets which offer the most promise for Canadian business. These representatives generate business leads and facilitate transactions by developing strong business relationships and networking with trade partners. They also provide enhanced market intelligence by providing insight into risks and opportunities, sharing their understanding of local business requirements and highlighting opportunities for joint ventures and partnerships. EDC appointed two new foreign representatives in 2004, one in Brazil and another in Malaysia to complement those based in Poland, China, Brazil and Mexico. In 2005, a new representative will be appointed in India.

Partnerships with public and private institutions
EDC’s developing markets strategy complements that of International Trade Canada and other partners in the federal and provincial governments, and numerous trade associations such as the Canada-China Business Council, the Canada Eurasia-Russia Business Association and the Canadian Council of the Americas. EDC foreign representatives work closely with Canadian Trade Commissioners and other Canadian and provincial government agencies to ensure coordinated service to domestic firms.

18	F O C U S E D O N C A N A D I A N E X P O R T E R S

Aecometric Corporation
Ten years ago, an EDC representative called on Aecometric Corporation (a designer and manufacturer of heavy industrial combustion equipment) to see if he could be of any help. “We were relatively small and just beginning to deal with much larger contracts internationally,” recalls Jill Anderson, President. “When he found out we were using our line of credit for bonding, he showed us how using EDC bonding services could free up a much-needed shot of capital for company growth.” Currently, Aecometric has business in more than 20 industry sectors, with more than 1,500 installations worldwide, and uses a wide range of EDC services. “You can build long-term relationships with the people at EDC,” says Anderson. “If it hadn’t been for those relationships, we wouldn’t be here today.”

Jill Anderson
President,
Aecometric Corporation, Ontario

Missions to developing markets
EDC participated in missions led by the federal government and headed others with private sector partners. These missions bring together Canadian business and high ranking local officials to discuss opportunities, to highlight Canadian business capabilities and develop mutually beneficial partnerships. Highlights from missions in 2004 include visits by EDC senior executives to Brazil, Chile, Algeria, China and Russia.

     During the mission to Chile, for example, EDC was successful in signing credit facilities with Chilean companies such as Inversiones CMPC, CODELCO, and Compania Cervecerias Unidas (CCU) which will benefit Canadian exporters in the pulp and paper, industrial equipment, mining and agri-food sectors. EDC will continue to deploy its sector knowledge to serve as a match-maker in future missions, focusing on growing local industrial sectors.

Partnerships with key exporters and investors
EDC continues to meet with key customers who have a strong commitment to pursuing opportunities in developing markets. EDC’s International Markets team, national sales force and sector teams conduct outreach activities across Canada to share knowledge and expertise with Canadian exporters interested in exploring these opportunities. For example, when Canadian auto parts maker Hunjan International Inc. sought to take advantage of expansion opportunities in China, EDC’s automotive team and its representative in China provided timely advice on where to expand operations. EDC also provided financing in support of start-up working capital. Hunjan’s China plant now serves its Canadian facility which, in turn, exports to the U.S. and other foreign buyers.

Investing in the road ahead
The results of EDC’s strategy on developing markets demonstrate that we are adding value to companies already exporting to these markets. However, Canada’s exports to developing markets represent only a small percentage of the country’s total export trade. To make the most of these opportunities, Canadian firms need to invest or establish partnerships to attain a competitive edge. EDC will continue to adapt its services to ensure we have the tools to encourage companies to take the necessary steps. For example, EDC is investigating new or enhanced services such as local currency financing, credit insurance for Canadian foreign affiliates, leasing solutions and various risk-sharing approaches with local financial institutions.

E D C A N N U A L R E P O R T 2 0 0 4	19

P e r f o r m a n c e  A g a i n s t  O b j e c t i v e s

Focused on Small- and Medium-Sized Enterprises

Measure	2005 plan	2004 results	2004 plan

SME — Customers served count (direct and indirect)	6,750	6,345	7,200

More than 90 percent of the Canadian companies using EDC services to facilitate their export sales are small- and medium-sized enterprises, or SMEs.

     SMEs are agile and innovative and can adapt to emerging opportunities when they have financial resources to support their growth. As such, EDC’s financial tools are tailored to the unique needs of these firms, to help them capitalize on export opportunities.

SME business volume and customer count
In 2004, SMEs accounted for a record $11.8 billion in EDC business, a dramatic 13.5 per cent increase from 2003. EDC served 6,345 SME customers in 2004, short of our target of 7,200 due to lower customer acquisition in the short-term insurance program, but on par with 2003 results. Customer acquisition was hindered in 2004 because many smaller companies either reduced their exporting activities or faced declining export orders in the face of difficult business conditions, particularly the value of the Canadian dollar. EDC’s SME customers are active worldwide, with 73 per cent of them trading with the United States, 12 per cent with European nations, 11 per cent in the Asia-Pacific region and two per cent in each of Africa and South/Central America. EDC’s short-term insurance is used by 90 per cent of SME customers. More than 500 SMEs used EDC’s specific contract insurance and bonding services, as well as EDC’s pre-shipment guarantee and buyer financing programs.

SME awareness
 EDC undertakes numerous activities targeted to smaller exporters to increase their awareness of the services available to help them grow their export sales. In 2004, EDC refined its messaging used in print and television advertising, direct mail campaigns and presentations, to more clearly communicate our product and service benefits. EDC increased the volume of its direct mail, tested new formats for direct mail materials, and targeted specific mailings to sub-sectors of its SME customer base to highlight those EDC services of most benefit to them. Over the past few years, EDC has also undertaken significant outreach activities with and through key Canadian financial institutions and major accounting firms and accounting associations to ensure that smaller enterprises are aware of the

20	F O C U S E D O N C A N A D I A N E X P O R T E R S

Clinotech Diagnostics & Pharmaceuticals
Since 1997, Clinotech has been exporting top-quality medical diagnostic products to hospitals, laboratories and pharmaceutical companies around the world. During its first few years, the company minimized its financial exposure by requiring prepayment on all orders. “But what the company needed for faster growth was EDC’s Pre-Shipment Financing and EDC’s receivables insurance,” says Dr. Harrison Ofiyai, Clinotech’s President. “The first gives us the financial capacity to produce orders for customers who prefer not to pay in advance, and the second lets us provide deferred payment terms, which encourages customers to place larger orders. These EDC tools are really helping us -several of our clients have increased their accounts because we can now produce and ship their orders before being paid, which we couldn’t do in the past.”

Dr. Harrison Ofiyai
President,
Clinotech Diagnostics & Pharmaceuticals, British Columbia

many working capital related programs that EDC offers through these institutions. To ensure EDC continues to adapt and tailor its services to meet the needs of customers, the Corporation will initiate an assessment of its emerging exporter and working capital solutions programs in 2005. This assessment will ensure these programs remain effective in serving the evolving needs of these customers.

Efficiency and quality of service
The Internet is one of the most efficient tools for disseminating information and is becoming a more important business development channel for EDC. EDC’s web site provides 24/7 access to information on EDC products and services, providing many self-service options for some of EDC’s products. About 40 per cent of EDC’s SME customers use the convenience of the web site for policy renewals. Electronic sales of EXPORT Check and EXPORT Protect, continue to increase year-over-year, and resulted in a 25 per cent increase in new customer acquisition in 2004. In September 2004, EDC introduced a price reduction for online purchases of EXPORT Protect, EDC’s online Accounts Receivable Insurance for single transactions, to address SME concerns about pricing and premiums.

     SME customers participating in a Customer Value Survey rated EDC at more than 90 per cent for responsiveness to customer inquiries, suitability of EDC products, timeliness of credit decisions and resourcefulness of EDC employees. EDC’s risk appetite and pricing were rated at 80 per cent.

Partnering with financial institutions
Small businesses often first turn to their local financial institution for financing, but are often required to use up precious collateral to obtain working capital. Therefore, to increase direct lending to SMEs to support their export plans, EDC provided numerous forms of financial guarantees to more than 15 Canadian financial institutions in 2004. EDC achieved a 30 per cent increase in the number of customers served under these programs conducted in partnership with banks and with other financial institutions, such as Le Mouvement Desjardins, credit unions and various trade finance companies.

E D C A N N U A L R E P O R T 2 0 0 4	21

P e r f o r m a n c e  A g a i n s t  O b j e c t i v e s

SME Scorecard

Measure	2005 plan	2004 results	2004 plan

Emerging Exporters (EE) — number of new customers	615	582	710

EE — Average credit approval turnaround time	—	1.7 days	—

EDC continued its small business outreach activities in 2004 working with Canada’s banks and trade finance agencies to promote how the Corporation’s complementary products and services can free up working capital and meet bonding and insurance needs.

22	F O C U S E D O N C A N A D I A N E X P O R T E R S

2 0 0 5  S t r a t e g i c  O b j e c t i v e s

2005 Strategic Objectives

EDC has developed a strategic architecture which depicts the various components of its Corporate Strategy. Among other things, it articulates a public policy objective firmly committed to facilitating the export and foreign investment strategies of Canadian companies, thereby contributing to the achievement of the Government of Canada’s trade and investment agenda.

Setting the scene
The emergence of integrative trade — which captures exporting and importing, foreign investment and the international trade of services — is changing the way Canadian companies do business internationally. More companies are investing abroad to build global supply chains or international networks to remain competitive and foster closer relationships with their foreign customers.

     At the same time, developing economies are growing at a rapid rate and are increasingly becoming players on the world stage. Some of these developing markets are becoming the location of choice for foreign investments as companies globalize their operations.
     These market realities translate into new and increasing demand for EDC’s financial services, in particular with respect to facilitating the international investment plans of Canadian companies as well as creating and supporting more business opportunities in developing markets. EDC has the financial capacity to respond to this increasing demand.

E D C A N N U A L R E P O R T 2 0 0 4	23

2 0 0 5  S t r a t e g i c  O b j e c t i v e s

     At the time of printing this Annual Report, EDC’s 2005-2009 Corporate Plan had not yet received final approval by the Governor in Council. However, the Corporate Strategy outlined in EDC’s 2004 Annual Report is consistent with the strategies outlined in the plan approved last year and, as such, will guide the Corporation’s activities in 2005.

     The Corporate Strategy is grounded on the following customer approach: understanding the evolving needs of Canadian exporters and investors; increasing their awareness of the products and services available in the marketplace; and providing access to financial solutions that meet their needs.
     Special focus is given to assisting smaller exporters who are most challenged in finding the financial services they need, and to expanding Canada’s international business in developing markets where risks may be higher, but where there are growing market opportunities.

Create value and enhance service for the benefit of our customers
 EDC serves Canadian exporters and investors of all sizes, from all sectors of the economy, in more than 170 markets around the world. EDC recognizes that in order to have a successful customer strategy, it must work closely with private and public sector institutions interested in the success of Canadian companies abroad.

     In 2005, EDC will seek to enhance the efficiency and effectiveness of its service to customers by:

▶ optimizing the role of banks and brokers as delivery channels;

▶ expanding the customer feedback program;

▶ establishing a process to develop new products and to enhance existing products;

▶ creating a business development protocol for the Corporation;

▶ implementing a solution for the joint provision of domestic and export receivables insurance;

▶ expanding and growing the financing program to meet the evolving needs of customers and the marketplace, with emphasis on increasing support to foreign investments made by Canadian companies.

     EDC’s success in creating value and enhancing service for the benefit of customers will be measured by:

Measure	2004 results	2005 plan

Business volume — $B (export only)	54.9	57.8

Number of customers served	6,962	7,500

Customer satisfaction	81.8	80.0

Partnership volume ($B)	8.0	8.8

24	F O C U S E D O N C A N A D I A N E X P O R T E R S

2 0 0 5  S t r a t e g i c  O b j e c t i v e s

Support and expand Canada’s trade and investment in developing markets

     The Government of Canada’s international trade and investment agenda gives priority to capitalizing on opportunities presented by developing markets. More and more Canadian companies are looking to these markets as viable export markets or are including them in their international investment strategy. EDC has set out an ambitious program to create and expand its support of trade and investment activity in these markets. Elements of this program include:

▶close collaboration with International Trade Canada to target business development activities;

▶implementing a revised bank guarantee program;

▶developing a framework for pull strategies (intended to create export opportunities) including a proactive approach to business development through match-making initiatives;

▶addressing risk capacity issues in order to support higher risk transactions;

▶increasing support of FDI-out; and

▶assessing the merit of additional market representation.

Measure	2004 results	2005 plan

Volume in developing markets ($B)	11.6	11.7	*

*	Results in 2004 were higher than anticipated; therefore a more aggressive target of $13 billion was set at the beginning of 2005

Support for SMEs
More than 90 per cent of EDC customers are small- and medium-sized businesses (SMEs), the majority of which have export sales of less than $1 million. Smaller exporters do not have the resources or access to the tools that larger companies have. EDC has dedicated teams to serve SMEs and has designed products and services specifically tailored to their needs. EDC is committed to expanding partnerships and alliances with various financial institutions in order to reach a larger number of SMEs and offer a broader array of financial services.

     EDC’s strategy to serve smaller exporters has been very successful over the years, but it needs to evolve to better respond to the changing needs of that customer segment. Therefore, a full review of EDC’s small business strategy will be undertaken in 2005 in order to increase customer acquisition and optimize customer service.

Measure	2004 results	2005 plan

SME customers served	6,345	6,750

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2 0 0 5  S t r a t e g i c  O b j e c t i v e s

Sound financial management
The ultimate goal of sound financial management at EDC is to ensure that the Corporation has an adequate capital base to deliver on its public policy mandate for years to come. In this regard, EDC’s self-sustainability is achieved by obtaining adequate returns for risks taken, containing costs and appropriately managing risk. In 2005, EDC will continue to advance its operational risk management practices with due consideration to the range of current best practices in the financial services industry.

     EDC’s profitability in 2004 was largely due to markedly improved credit conditions which resulted in a release of loan loss provisions back into income. EDC anticipates an increasing demand for its financial services in 2005 and, in particular, expects to be more active in supporting exports and investments in higher risk markets and sectors. The 2005 financial targets reflect a more active portfolio of business.

Measure	2004 results	2005 plan

Net Income ($M)	1,242	162

Return on Equity (%)	35.7	4.8

Gross Efficiency Ratio (%)	18.5	21.5

Financial Sustainability Ratio (%)	12.2	10.2

Resourcing to deliver results
As a knowledge-based organization, EDC’s success is primarily accomplished through the quality and performance of its people in conjunction with the efficient use of technology.

     EDC is committed to creating and sustaining a desirable work climate, principally through two broad components: enhancing EDC’s reputation as a compelling career choice for high potential candidates; and the deployment of talent management strategies targeting career development, succession planning and learning and development. Our success will be measured via the following measures:

Measure	2004 results	2005 plan

Voluntary turnover rate	5.3%	< 8.0%

Average number of training days per employee	6.6	5.0

     The Business Solutions and Technology Group works to ensure that EDC’s IT infrastructure is both reliable and flexible. This group also develops the appropriate plans to determine how and when to leverage existing IT investments or to acquire or create new ones. In 2005, EDC’s IT strategy will be updated to reflect the changing needs of its customers, partners and employees. It will include IT investment criteria linked to EDC’s business and corporate strategies which, in turn, will facilitate the design of an IT performance scorecard.

26	F O C U S E D O N C A N A D I A N E X P O R T E R S

M e s s a g e  t o  I n v e s t o r s

Focused on Investor Relations

Marie MacDougall Vice-President and Treasurer

2004 will be remembered as a year of unprecedented volatility. Despite these challenging market conditions, I am pleased to report on EDC’s successful activities in the capital markets.

In 2000, when EDC’s global Investor Relations Program was first launched, our goal was to effectively communicate this strategy in order to better serve investors seeking security in times of financial turbulence. To be successful, we built upon our in-depth knowledge of the marketplace and developed innovative ways to communicate.

     Four years later, the Investor Relations Program is well-established and complements our expertise in the global capital markets. In 2004 we were recognized for our award-winning communications strategy which continues to help strengthen EDC’s reputation as an innovative and responsive global borrower.
     One of our primary objectives for 2004 was to expand our investor base. To accomplish this goal, we introduced EDC to new investors including fixed income professionals in Europe, Japan, Canada, the United States and South East Asia. Due to the positive reception, we anticipate doing additional business with many of these investors. We also began initiatives to target retail investors in 2004 by developing new relationships with financial institutions in Canada. The feedback received allowed us to access conservative investors seeking diversification as well as income generation. We anticipate growth in the sector throughout 2005.
     To respond to investor demand, several instruments were offered by EDC in the marketplace. Given the AAA credit rating of the highest caliber, investors responded positively to having the opportunity to purchase the EDC credit and diversify their holdings.
     Going forward, we will continue to develop new enhancements to the funding program and investor relations strategies, to drive our performance. Future plans include the introduction of a buyback option and a broader selection of securities across a wider range of terms for our investors, which we feel will provide EDC with a competitive advantage.
     We are extremely proud of our accomplishments in 2004. We worked hard to deliver innovative products and services to our growing investor base, with the goal of enabling EDC to fulfill its mandate of strengthening Canada’s trade performance and helping Canadian exporters succeed.

Marie MacDougall
Vice-President and Treasurer

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M e s s a g e  t o  I n v e s t o r s

Performance Against Objectives

Measure	2004 goal	2004 results

Long-term funding (US$) Target	4.0 billion	2.3 billion

% Unstructured	60%	63%

% Structured	40%	37%

Total number of transactions	150	86

Expand investor base – number of presentations	100	132

Web site visits	14,400	23,461

2004 Highlights

In 2004 the total borrowing was forecast to be US$8 billion. Investors had the option to participate in our two programs:

„	Long-term funding – US$4 billion

„	Short-term funding – US$4 billion

2004 long-term funding program
In January 2004, EDC announced it would issue US$4 billion of long-term debt securities by targeting investors in Asia, North America and Europe. At the end of 2004, EDC issued US$2.3 billion of long-term debt securities. While lower than anticipated, it was largely due to a reduction in the cash requirements caused by several factors.

     While the long-term funding plan anticipated 40 per cent issuance within the structured note market, EDC attained 37 per cent in 2004, as volumes were less than anticipated in both Canada and Japan. In Canada, a shift from interest bearing securities toward equity linked products combined with a flattening yield curve, led to reduced demand. Given the current interest rate environment in Japan, a fewer number of transactions were called than anticipated, which resulted in lower cash requirements. EDC took measures to offset these effects by targeting investors in new markets. Over the course of 2004, oil producing countries experienced an increase in revenues and EDC was able to access new investors within the Gulf region.
     Unstructured issuance was greater than planned and driven by investor demand for plain vanilla bonds. The two largest transactions included a New Zealand dollar Uridashi bond for NZ$362 million for our Japanese investor base and a Canadian dollar Global bond for $500 million, as discussed on the following page.
     EDC executed 86 long-term transactions, a decrease of 30 per cent from 2003. The variance is due to the contraction in the amount of funding required. The average size of each transaction was US$26.2 million, an increase of 1.9 per cent over the previous period. The average maturity was 7 3/4years across a range of maturities from one year to 15 years as compared to an average maturity of 5 1/2years in 2003.

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M e s s a g e  t o  I n v e s t o r s

Expanding investor base

In order to expand our investor base, EDC set a target to conduct 100 presentations to current and prospective investors. While we made fewer presentations to institutional investors than planned, we were able to recalibrate our strategy mid-year and met with 55 investment advisors from across Canada. Their clients are largely risk adverse, seeking diversification as well as income generation, making an ideal market for our debt products. The result of our efforts was an increase in business from this small but growing segment of the market.

     Due to improved functionality, the web site attracted more visits than targeted in 2004. The enhanced performance over plan was in response to increased interest due to greater transparency of EDC’s capital market activities. Our web site enables investors to stay abreast of EDC’s activities with respect to outstanding debt securities, and provides a complete list of all transactions executed in a given year, among other features. A top priority for the coming years will be to continue to build our reputation as an institution committed to providing full access to information in a transparent and timely manner.

Global bond platform

In May 2004, EDC launched a $500 million 10-year global bond. For highlights of this transaction, please see the following charts.

$500 million 5.10% Global Bond due June 2, 2014

Launch Date:	May 25, 2004
Issue Price:	99.992% of principle
Spread at re-offer:	18.5 basis points over the 5% June 2014 Government of Canada
Joint Lead Managers:	RBC Capital Markets / TD Securities
Co-Lead Managers:	BMO Nesbitt Burns Inc., CIBC World Markets, Merrill Lynch Canada, National Bank Financial Inc. and Scotia Capital Inc.

Highlights

▶	Broad distribution in the context of very strong demand from a wide investor base looking for a high quality AAA credit. More than 60 tickets were issued and the majority were under $10 million.

▶	The transaction benefited from placement in Canada, Asia, the United States and Europe, which absorbed 75%, 12%, 12% and 1% respectively.

▶	Demand by investor type was well balanced across the various sectors, the greatest portion was placed with money managers at 28%.

▶	Investors benefited from strong primary placement and secondary market support as currently demonstrated by spread performance.

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M e s s a g e  t o  I n v e s t o r s

Distribution
By Investor Type By Geographic Market
Money Manager — 28% Canada — 75%
Insurance — 25% US — 12%
Pension — 22% Asia — 12%
Central Bank — 12% Europe — 1%
Retail — 6%
Government — 6%
Corporate — 1%

Short-term Funding Program

	CAD CP	US CP	Euro CP

Ratings	A-1+	A-1+	A-1+

Currency	Canadian dollars	US dollars	Variety

Maturity	1–364 day(s)	1–270 day(s)	1–364 day(s)

Volume*	$560 million	US$1,220 million	US$70 million

Dealers	RBC Capital Markets	RBC Capital Markets	Barclays Capital
	CIBC World Markets	CIBC World Markets	(Barclays Capital
		Goldman,Sachs & Co.	Frankfurt Branch)
		Lehman Brothers Inc.	Citibank International
		Merrill Lynch Money	(Citibank AG)
		Markets Inc.	Credit Suisse First Boston
(Euro) (Limited)

* Monthly Average Outstanding Balance for 2004

EDC is Canada

EDC’s strong AAA rating is supported by the following:

▶	EDC’s status as an agent of Her Majesty in right of Canada;

▶	100% ownership by the Government of Canada;

▶	The provision that EDC’s debt constitutes a direct obligation of the Canadian government and is a charge on and payable out of Canada’s Consolidated Revenue Fund;

▶	Financially self sustaining;

▶	Risk management capabilities; and

▶	EDC debt securities are 0% BIS risk weighted.

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M e s s a g e  t o  I n v e s t o r s

Credit rating

	Domestic Currency		Foreign Currency
	Long-term	Short-term	Long-term	Short-term

Moody’s	Aaa	P1	Aaa	P1

Standard & Poor’s	AAA	A-1+	AAA	A-1+

DBRS	AAA	R-1 (high)	AAA	R-1 (high)

JCR	AAA	—	AAA	—

     EDC is recognized as an innovative global borrower with a rating of the highest credit quality and issues a wide range of bonds and structured notes to meet investor demand. This, in turn, enables EDC to offer financing to buyers of Canadian goods and services thereby stimulating demand for exports and strengthening Canada’s trade performance.

Funding 2005 outlook

To finance EDC’s growing requirements for 2005, issuance volume of US$8 billion is planned. It will be comprised of a long-term funding program of US$4 billion and a short-term program of US$4 billion. With respect to the long-term funding program, 60 per cent of issuance will be derived from structured notes and 40 per cent from unstructured notes.

     EDC will aim to expand the number and type of debt products we offer in the marketplace, with terms of up to 15 years.

     Broadening our capabilities and strengths to better serve our investors allows EDC to generate greater benefits for our customers and fulfill our mandate.

Moving forward

EDC finances its operations by issuing debt securities in the global capital markets. Success is dependent on our ability to build relationships with global investors.

     In 2005, our management will continue to place great emphasis on strengthening relationships with investors, particularly those with a preference for high quality AAA credits. EDC can provide investors with debt securities which can enhance the value of their portfolios with the added benefit of diversification. Our plans call for the introduction of several new initiatives in 2005 which will include: a buyback option, new instruments and the extension of terms, in selected markets.

     EDC will also continue to explore technology to complement our efforts and potentially issue securities electronically. Based on demand, EDC will develop our capacity to issue bonds in emerging market currencies in support of public policy objectives to do more business in developing markets.

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M e m b e r s  o f  t h e  B o a r d  o f  D i r e c t o r s

Board of Directors

As at December 31, 2004

Paul M. Boothe
Associate Deputy Minister of Finance and G7 Deputy for Canada
Ottawa, Ontario

Before joining Finance in 2004, Mr. Boothe was Professor and Director of the Institute for Public Economics at the University of Alberta and EnCana Scholar in Public Policy at the C.D. Howe Institute. In the past, he has served as Deputy Minister of Finance in Saskatchewan and as advisor to a number of international agencies and federal and provincial governments.

J. Bernard Boudreau
President
Radcliffe Consulting and Investment Ltd.
Halifax, Nova Scotia

Mr. Boudreau has had an extensive career in law, as senior partner and Counsel, and in politics. He was elected to the Nova Scotia Legislature in 1988 and held several portfolios including Minister of Finance. In 1999 he was appointed Leader of the Government in the Senate and the Federal Minister Responsible for Nova Scotia and subsequently, Minister of State, Atlantic Canada Opportunities Agency. He has held and continues to hold management and Board positions in a number of organizations.

Rayburn D. Doucett
President
Crosswaters Trade Brokers Limited
Belledune, New Brunswick

Mr. Doucett is an entrepreneur who has held positions in senior management and on boards of directors for a number of small and large enterprises. A long-time member of the New Brunswick Legislature, he served as Chairman of New Brunswick Power Corporation and Minister of Energy, Minister of Commerce and Technology, and Minister Responsible for the New Brunswick Regional Development Corporation.

Rowland W. Fleming
President
Vergemount Inc.
Creemore, Ontario

Mr. Fleming has significant private sector experience in the financial services industry having held senior executive positions with a major Canadian bank, as well as being CEO of a large insurance company and a major trust company for a number of years. He has also served as a director with private and public institutions and from 1995 to 1999 he was President and CEO of the Toronto Stock Exchange.

Robert Fonberg
Deputy Minister of International Trade
Ottawa, Ontario

Mr. Fonberg has senior executive experience in the public sector including terms as Deputy Secretary to the Cabinet, Assistant Secretary in the Privy Council Office and Senior Vice-President of the Business Development Bank of Canada. He also has private sector experience having been a principal in the consulting firm Ernst and Young.

Robert A. Fung
Orion Securities Inc.
Toronto, Ontario

Mr. Fung has extensive expertise in the investment industry and specializes in corporate finance acquisitions in the natural resources sector, particularly in the oil and gas industry. He has held positions as chair, senior executive and director with a number of private, public and charitable organizations, and currently chairs the Toronto Waterfront Revitalization Corporation.

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M e m b e r s   o f  t h e  B o a r d  o f  D i r e c t o r s

Paul Gobeil
Chairperson
Export Development Canada
Montreal, Quebec

Mr. Gobeil has been a member of the Ordre des comptables agréés du Quebec since 1965 and a Fellow since 1986. From 1974 to 1985, he held a number of executive positions at Provigo Inc. Elected to the Quebec Legislature in 1985, he served as Minister Responsible for Administration, Chair of the Conseil du Trésor and Minister of International Affairs in the Quebec government. He is currently a director of Metro Inc., National Bank of Canada, the Canam Group Inc., Hudson’s Bay Company and Yellow Pages Income Fund. He holds a Master of Commerce and a Master of Accounting from Université de Sherbrooke, and completed the Senior Management Program at Harvard Business School. He was appointed Chairperson of EDC’s board in 2002, and nominated for reappointment in 2005.

Brian G. Heffernan
Partner
Collins Barrow Calgary LLP
Calgary, Alberta

Mr. Heffernan is a chartered accountant and at present is a client services partner and Treasurer of Collins Barrow Calgary LLP. Also a certified financial planner, he has a broad public practice background including auditing, accounting and taxation services.

Robert J. Holt
President
Applied Common Sense Solutions Inc.
Salt Spring Island, British Columbia

Mr. Holt has held a variety of senior executive and director positions in Canada’s agri-food sector with particular expertise in fruit production and marketing and the wine industry. He has also served as director on a number of industry and business organizations.

Pierre MacDonald
Chairman and Chief Executive Officer MacD. Consulte Inc.
Verdun, Quebec

Mr. MacDonald’s career in the private sector covered numerous senior management and Board positions including that of a Senior Vice-President at the Bank of Montreal. Elected to the Quebec Legislature in 1985, he was appointed Minister of External Trade and Technology, and later Minister of Industry, Commerce and Technology. He was also Vice-President of Treasury Board and responsible for bilateral and multilateral trade negotiations. Mr. MacDonald is Vice-Chairperson of EDC’s Board of Directors.

James A. Pattillo
Managing Director
Pattillo Group
Calgary, Alberta

Mr. Pattillo has extensive CEO, senior management and director experience in the agri-food, film and corporate finance sectors. In the latter, he served as Chair of a private merchant bank and has worked closely with integrated capital markets in Canada and New York.

Gilles Ross
Acting President and Senior Vice-President, Legal Services and Secretary
Export Development Canada
Ottawa, Ontario

Mr. Ross has been EDC’s Acting President since August 27, 2004 following the expiry of A. Ian Gillespie’s term as President and CEO. Mr. Ross was promoted to the executive team at EDC in 1982, with responsibility for legal services and as corporate secretary.

Raymond C. Setlakwe
President
A. Setlakwe Ltd
Thetford Mines, Quebec

Mr. Setlakwe is President and CEO of a retail chain, and has been a director of the Retail Council of Quebec. He has also been a board chair and director of private and public sector organizations and charities. He served as a member of the Senate of Canada for three years, retiring in 2003.

Margriet Zwarts
General Counsel and Secretary
Telesystem International Wireless Inc.
Montreal, Quebec

Ms. Zwarts has more than 20 years experience as a corporate lawyer, having practiced with private sector firms Fasken Martineau DuMoulin LLP and as a partner with Ogilvy Renault. She subsequently joined Telesystem International Wireless Inc. in 1998.

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E x e c u t i v e   M a n a g e m e n t   T e a m

Executive Management Team

As at December 31, 2004

Executive Management Team
Executive Management Team
As at December 31, 2004
Gilles Ross Acting President & Senior Vice-President, Legal Services & Secretary
Peter Allen Senior Vice-President & Chief Financial Officer
Susanne Laperle Senior Vice-President, Human Resources
Stephen S. Poloz Senior Vice-President, International Trade Advisory Service, and Chief Economist
Eric D. Siegel Executive Vice-President, Medium- & Long-Term Financial Services
Pierre Gignac Senior Vice-President, Short-Term Financial Services
Sherry Noble Senior Vice-President, Business Solutions and Technology
Benoit Daignault Senior Vice-President, Business Development

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C o r p o r a t e  G o v e r n a n c e

Corporate Governance

Corporate governance in both the private and public sectors remained the subject of keen attention throughout 2004. EDC’s Board of Directors implemented initiatives identified in the long-term strategic planning process commenced in 2002 and concluded in 2003, to enhance existing systems and to ensure that its corporate governance and accountability structures remained consistent with best practices.

EDC’s Board recognizes the importance of effective corporate governance in fulfilling its role, and is committed to reviewing governance practices as part of its ongoing self-assessment. Guiding principles and corporate governance guidelines issued by Treasury Board for Crown corporations are a primary source for EDC’s corporate governance regime. EDC has aligned its governance policies and practices with new government directions and guidelines, such as those for Nominating and Audit Committees, as well as to governance developments in the larger business community. EDC’s proactive approach to the ongoing evolution in corporate governance practices was accomplished within EDC’s unique corporate structure and the reporting requirements of EDC’s governing legislation, the Export Development Act and the Financial Administration Act.

Board mandate and public policy role

The Board is responsible for overseeing EDC’s management and performance. The Board sets the strategic direction of EDC to ensure that EDC meets its public policy objectives in the most effective manner. The Board reviews on a regular basis the development and refinement of the various trade finance and risk management services offered by EDC to Canadian companies, and approves and authorizes certain transactions. The Board pays close attention to relations and communication with the shareholder and other stakeholders of EDC. The Board monitors the financial management, reporting and auditing of the Corporation’s performance. Oversight of the management and assessment of risk is a major role of the Board, in which the Board ensures that the rigorous processes and frameworks in place to identify and manage various elements of risk remain relevant and effective, and that regular reviews and updates are conducted. The Board also oversees the Corporate Social Responsibility initiatives of EDC.

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C o r p o r a t e  G o v e r n a n c e

Strategic planning

The Board is intimately involved in setting the strategic direction of the Corporation, in consultation with management and with input from shareholder representatives. Following the recent extensive strategic planning exercise, much of the Board’s strategic activity in 2004 focused on consideration of initiatives that would realign some of EDC’s activities at a functional and procedural level to implement the results of the review. The two working groups established as a result of the strategic review proceeded with their intended activities, the bank guarantee group concluding its work with the Board adopting its recommendations for refining a guarantee program in partnership with banks, and the short-term insurance group providing the Board with regular updates on its continuing activities.

     EDC’s Corporate Plan was reaffirmed as its primary strategic vehicle. The Board was involved throughout the plan’s development, with individual directors and committees providing early and regular input. The Board as a whole reviewed the plan on several occasions before giving its approval.

     In approving EDC’s 2005-2009 Corporate Plan, the Board demonstrated its strategic emphasis. It first acknowledged the Corporation’s level of financial success for the year, and the role that previous strategic decisions of the Board, such as its emphasis on maintaining prudent provisions for credit losses in a climate of increasing credit risk, had contributed to the significant net income in 2004. In overseeing the development of the plan, the Board determined that the corporate strategy and financial projections for the planning period should leverage EDC’s capital base for the benefit of the Canadian export community. The plan as approved by the Board embodies a strategy built upon the concept of fully employing EDC’s financial capacity to innovatively support Canadian exports by undertaking increased risk in developing markets, and adapting existing resources to better support integrative trade. As in the past, EDC’s corporate strategy includes measurable targets to assess performance.

Board appointments and renewal process

EDC’s Board consists of 15 directors. The Chair and the President, included in this number, are appointed by the Governor in Council. The other 13 directors are appointed by the Minister of International Trade with the approval of the Governor in Council. Two of these are from the Canadian public service and the remainder from the private sector.

     Directors serve terms of up to three years and may be re-appointed. One vacancy arose among the private-sector directors, and another seven continued in office after their terms expired pending further appointments.

     Board renewal was accordingly a major focus in 2004. Through the Nominating and Corporate Governance (NCG) Committee, the Board canvassed and summarized the experience, industry focus and skills of current directors, and used the resulting information to prepare an updated Board profile, which was submitted to the government. Such profiles help the government evaluate new Board candidates and assist in succession planning for directors. EDC’s profile identified both the core attributes which all directors must have, along with the mix of skills, knowledge and experience which should be reflected in the Board overall, including professional/managerial qualifications, representation, leadership skills, industry knowledge and other specific skills including strategic planning, performance management and evaluation and expertise relating to EDC products and services.

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C o r p o r a t e  G o v e r n a n c e

     While the profiling process was underway, the government announced new guidelines increasing the involvement of Crown corporation boards in the appointment of directors. The Corporate Governance Committee of the Board was reconstituted with additional functions as the NCG Committee. Following the new guidelines and drawing on the Board profiles, the NCG Committee was able to assist the Board in its recommendation to the Minister of several director candidates in the last quarter of 2004.

Succession planning and senior appointments

The government’s new guidelines for appointments also contemplate Board input into President and CEO appointments, with the possibility of Parliamentary Review, as appropriate. With the expiry of the term of EDC’s President, the guidelines provided the opportunity for significant Board involvement in succession planning at the most senior level of the Corporation.

     The Board conducted a search for a new President by following the guidelines recommended by the government. With the assistance of the NCG Committee, it employed an external executive search firm, updated and approved a position profile for the position, reviewed candidates’ qualifications, conducted interviews and, late in the year, formulated and conveyed its recommendation to the Minister.

     In its more regular succession planning activities, the Board, through the Human Resources Committee, annually reviews the Corporation’s succession plans and leadership development initiatives. Succession planning helps ensure long-term continuity. The review identifies employees ready to assume particular roles, those with potential for development and targeted development programs.

     Three executive appointments were approved by the Board during the year. Two of these arose directly from the succession plan and one resulted from an external search. Other senior management appointments, including developmental assignments, were made in accordance with the succession plan.

Board independence and integrity

All Board members other than the President are independent of management. EDC’s executive team attends Board meetings, and other members of the senior management team attend meetings of the Board and its Committees as required. The Board engages in open and candid discussions with management. As well, it ensures independence by holding sessions with no management presence at each Board and Audit Committee meeting, and other Committee meetings as necessary.

     To ensure that obligations of integrity under legislation and common law are well-understood and expressly acknowledged, Board members must comply with the spirit of and certain relevant provisions of EDC’s Code of Conduct (applicable in its entirety to employees) and annually receive re-education on the Code and are required to sign a Statement of Compliance. By this statement, directors confirm their understanding of and recommit to the Code.

     A significant initiative in 2004 was the development of Board-specific procedures and guidelines to supplement the provisions of the Code on conflicts of interest and insider trading. The procedures provide a guide to decision-making and a framework to address potential, actual and perceived conflicts of interest, outlining how and in what circumstances directors are to disclose outside business and transactional interests. They also establish a framework to help directors comply with securities legislation and the Code as they relate to information on publicly-traded companies that directors receive as members of EDC’s Board.

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C o r p o r a t e  G o v e r n a n c e

Orientation, continuing education, and self-assessment

Each new director receives a full orientation, meeting with management to learn about EDC’s lines of business and areas of operation. As part of its continuing focus on governance best practices, the Board, through the NCG Committee, endorsed the curriculum for orientation of new directors, and approved the format of a comprehensive reference manual for use by all directors. Directors regularly receive presentations at Board meetings informing them about aspects of EDC policies and operations. One director attended a government training session on corporate governance and others plan to do so in 2005.

     Initiatives for future action include canvassing educational needs of both new and experienced directors, in order to refine the orientation curriculum and establish more formal continuing education programs to respond to the needs identified.

     The Board conducts a biannual governance self-assessment, to identify strengths and potential changes to achieve governance best practices. The next assessment will take place in 2005. The 2004 profiling self-assessments were a valuable supplement to the comprehensive biannual assessments.

Communications with shareholder

The main vehicle for communication with the shareholder on policy matters is the requirement that EDC develop its Corporate Plan in consultation with and for the approval of the Minister of International Trade, as well as the Minister of Finance and the President of Treasury Board. The ministers can thereby convey government expectations and engage in a dialogue regarding EDC’s activities in support of its mandate. As Treasury Board’s guidelines note: “the corporate plan is the basis for both the board of directors and the shareholder to better judge subsequent decisions and to evaluate performance.” Accordingly, EDC personnel engaged in early and frequent discussions with government departmental representatives in developing the plan.

     The Chair is the primary point of contact between the Minister and EDC. Recommendations by the Board (for example, for appointments to the Board and the position of President) and responses to requests for specific information were transmitted to the Minister by the Chair in writing, while other matters were discussed less formally as needed.

     Input to the shareholder was also provided in EDC’s written response to a government survey on governance and accountability frameworks for Crown corporations. The response, reviewed on behalf of the Board by the NCG Committee, addressed specific issues relating to the role and composition of Boards of Directors, the role of the responsible minister, Board independence and transparency.

Financial reporting, internal controls and management information systems

The Board with the help of the Audit Committee worked with EDC’s internal auditors to oversee the integrity of EDC’s internal controls and management information systems. The Board is committed to financial transparency and closely examined all current and potential implications of new and proposed accounting guidelines and industry practice to ensure continued fair presentation of EDC’s financial situation.

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C o r p o r a t e   G o v e r n a n c e

     Extensive audit work was carried out in the year with the Office of the Auditor General conducting, in addition to the regular year-end audit, a statutorily required Special Examination and a review and audit of EDC’s Environmental Review Directive and other environmental review processes. The Board received presentations on the results of all three of these audits, which results are publicly available via the EDC web site. It also approved changes to the Audit Committee’s mandate to ensure conformity with new government guidelines for audit committees.

Identifying and managing risks

With the assistance of the Risk Management Committee, the Board continued to oversee the operation of EDC’s Risk Management Framework to satisfy itself that all types of risks are properly managed and that appropriate authorities and controls are in place. The framework was reviewed and re-approved, with financial projections contained in the Corporate Plan contemplating further refinements based on the allocation of economic capital and asset-backed loan portfolio management. The Board reviewed alternative risk transfer arrangements and authorized senior management to pursue a sophisticated risk transfer arrangement for a significant portion of EDC’s loan portfolio.

Board committees

All committees operate in accordance with written mandates, which are reviewed regularly and, as required, updated by the Board on the recommendation of the NCG Committee. Committees make recommendations to the Board when appropriate and report their activities to the Board in a regular and timely manner. Directors receive copies of all committee minutes.

The Audit Committee is composed entirely of directors who are independent of management and regularly meets independently with representatives of the Office of the Auditor General and EDC’s internal auditors. This committee assists the Board in fulfilling its responsibilities relating to a variety of financial matters, as well as issues regarding business ethics and environmental review and overseeing the activities of the Compliance Officer. Areas of particular focus included:

▶	monitoring the progress of and receiving reports on the Special Examination and the Environmental Audit, conducted by the Office of the Auditor General of Canada;

▶	discussing the impact of changes in accounting policies to reflect new accounting standards and industry practice and communication of the impact to stakeholders;

▶	reviewing and approving important capital and administrative expenditures;

▶	approving a policy regarding disclosure of travel and hospitality expenses;

▶	receiving reports of the Compliance Officer regarding a complaint, and advising the Board with respect to the complaint and the effectiveness of the performance standards and procedures for resolution of the complaint; and

▶	recommending changes to the committee’s mandate.

The committee held five meetings.

Members: B.G. Heffernan (Chair), R.A. Fung, R.J. Holt, P. MacDonald, and J.A. Pattillo.

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C o r p o r a t e  G o v e r n a n c e

The Business Development Committee assists the Board by providing policy direction to enhance EDC’s ability to meet the evolving needs of the market, taking into account factors related to industrial sector and/or regional economy. Areas of particular focus included:

▶	reviewing a proposed business development strategy and related elements of the proposed Corporate Plan;

▶	considering the optimal business development structure for EDC and the staffing of the executive position responsible for business development;

▶	receiving updates on eBusiness and other product initiatives;

▶	recommending changes to the committee’s mandate to include responsibility for assessment of the Canadian benefits framework; and

▶	reviewing and endorsing action derived from a final report on a survey of Canadian exporters.

The committee held five meetings.

Members: R.D. Doucett (Chair), J.B. Boudreau, R.A. Fung, R.C. Setlakwe and M. Zwarts.

The Executive Committee has the authority to exercise many of the Board’s powers, and handles urgent matters that may arise between Board meetings. The committee held one meeting to consider a transactional matter.

Members: P. Gobeil (Chair), R. Fonberg, P. MacDonald, G. Ross and J.A. Pattillo.

The Human Resources Committee assists the Board in connection with Human Resources strategic planning, succession planning and compensation as well as input into pension plan design changes. Areas of particular focus included:

▶	reviewing the President’s performance against objectives;

▶	approving EDC’s compensation plan and corporate incentive program;

▶	reviewing corporate succession plans, recommending a new approval process for senior positions and approving and/or recommending several senior level appointments;

▶	reviewing the official languages program;

▶	approving proposed changes to certain benefit programs; and

▶	recommending changes to the committee’s mandate.

The committee held six meetings.

Members: R.J. Holt (Chair), R.D. Doucett, R. Fonberg, P. Gobeil, P. MacDonald, G. Ross and R.C. Setlakwe.

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C o r p o r a t e  G o v e r n a n c e

The Nominating and Corporate Governance Committee has input into matters relating to EDC’s corporate governance regime including: establishing criteria and formulating recommendations for appointments of the President, Chair, and directors; development and implementation of methods to ensure good Board performance; and organization of Board committees. Areas of particular focus included:

▶	overseeing an assessment of the experience and skills of current Board members, and the development of a Board profile based on the results;

▶	developing and recommending to the Board procedures relating to conflict of interest and insider trading;

▶	reviewing and endorsing EDC’s response to a government Crown corporation governance survey;

▶	conducting a search for the position of President and assisting the Board in the final recommendation;

▶	approving the format of a Board reference manual and endorsing the curriculum of a director orientation program; and

▶	assisting the Board in recommending candidates as directors of EDC.

The committee held nine meetings.

Members: P. Gobeil (Chair), R.D. Doucett, R.W. Fleming, J.A. Pattillo and M. Zwarts.

The Pension Committee assists the Board in overseeing the administration of the employees’ pension plan including ensuring proper administration and funding in accordance with applicable legislation and regulatory filings, as well as input into plan design changes. Areas of particular focus included:

▶	reviewing the performance of the plan’s investment managers, including annual meetings with managers and the external investment performance monitor and approving changes in investment management;

▶	overseeing the annual review and update of investment policies; and

▶	monitoring the actuarial, financial and legal compliance of the plan.

The committee held four meetings

Members: R.W. Fleming (Chair), B.G. Heffernan, P. Gobeil, R.J. Holt and G. Ross.

The Risk Management Committee helps the Board fulfill its oversight responsibilities with respect to the management of credit, market and other enterprise risks, including establishing and updating, as required, an effective and flexible regime governing the authorizations required by EDC to undertake its business activities. Areas of particular focus included:

▶	receiving updates on developments in particular industries and sectors affecting the economic and political environment, as well as EDC’s exposure vis-à-vis its portfolio;

▶	examining ways in which assessment of clients’ corporate governance practices could be incorporated in the framework;

▶	reviewing a proposed risk transfer arrangement; and

▶	reviewing and recommending re-approval of risk management policy frameworks.

The committee held five meetings.

Members: P. MacDonald (Chair), J.B. Boudreau, R.W. Fleming, P. Gobeil, R.J. Holt and G. Ross.

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C o r p o r a t e  G o v e r n a n c e

Board remuneration

The Chair and other directors from the private sector are paid an annual retainer and a per diem for meetings attended and other executive responsibilities as determined by the Board. Directors’ remuneration is set by Order in Council, supplemented by government guidelines for payment of fees. Public service directors receive no remuneration. The following guidelines apply:

▶	Chair of the Board: retainer of $12,400 and per diem of $485.

▶	Other Board members: retainer of $6,200 and per diem of $485.

▶	Chairs of committees (other than the Executive Committee) and Vice-Chair of the Board: additional retainer of $2,000 per position.

▶	Directors are also reimbursed for reasonable out-of-pocket expenses including travel, accommodation and meals while performing their duties.

     Private sector directors served, on average, on 2.5 Board committees, with a total of nine Board meetings and 35 committee meetings. Total remuneration (annual retainer and per diems) paid to private sector directors was $278,083, compared to $307,661 in 2003. Total costs incurred by the Board for business travel and promotion, as well as meeting expenses were $161,175 compared to $287,217 in 2003. The total expenses for business travel, promotion and conference fees for EDC’s President and CEO, and for the Acting President were $59,339 in 2004 compared to $91,022 for the President and CEO in 2003.

Table of Directors’ attendance at meetings of the Board, and of Board Committees in 2004

Nominating
& Corporate
	Audit-5	Bdc-5	Governance-9	Exec.-1	Hr-6	Pension-4	Risk-5	Board-9
Boothe [1]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	2/2
Boudreau	n/a	5/5	n/a	n/a	n/a	n/a	5/5	9/9
Doucett	n/a	4/5	9/9	n/a	6/6	n/a	n/a	8/9
Edwards [2]	n/a	n/a	n/a	n/a	3/3	n/a	n/a	5/5
Fleming	n/a	n/a	9/9	n/a	n/a	4/4	5/5	8/9
Fonberg [3]	n/a	n/a	n/a	0/1	1/2	n/a	n/a	3/4
Fung	4/5	5/5	n/a	n/a	n/a	n/a	n/a	8/9
Gillespie [4]	n/a	n/a	n/a	n/a	3/3	2/2	2/2	5/6
Gobeil [8]	3/3	4/4	9/9	1/1	6/6	2/4	4/5	9/9
Heffernan	5/5	n/a	n/a	n/a	n/a	4/4	n/a	9/9
Holt	5/5	n/a	n/a	n/a	6/6	4/4	5/5	9/9
Horgan [5]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	6/6
MacDonald	1/5	n/a	n/a	n/a	5/6	n/a	3/5	7/9
Pattillo	4/5	n/a	6/9	1/1	n/a	n/a	n/a	8/9
Ross [6]	n/a	n/a	n/a	1/1	3/3	2/2	3/3	3/3
Setlakwe	n/a	4/5	n/a	n/a	5/6	n/a	n/a	9/9
Virmani [7]	0/1	0/2	n/a	n/a	n/a	n/a	n/a	1/2
Zwarts	n/a	2/5	7/9	n/a	n/a	n/a	n/a	8/9

[1]	Mr. Boothe was appointed to the Board September 14.

[2]	Mr. Edwards ceased to be a member of the Board July 30.

[3]	Mr. Fonberg was appointed to the Board July 30 and to the Human Resources Committee and Executive Committee September 10.

[4]	Mr. Gillespie ceased to be President and a member of the Board August 26.

[5]	Mr. Horgan ceased to be a member of the Board August 30.

[6]	Mr. Ross was appointed as Acting President and in such capacity became a member of the Board of Directors August 27.

[7]	Mr. Virmani ceased to be a member of the Board March 19.

[8]	Pursuant to EDC’s by-law the Chair is counted as a member when he attends committee meetings.

42     F O C U S E D   O N   C A N A D I A N   E X P O R T E R S

B u s i n e s s   E t h i c s

Code of Business Ethics

For 60 years, EDC has been serving Canadian exporters with diligence, competence and pride – and doing so while adhering to the highest standards of ethical business behaviour.

Commitment to legal and ethical conduct

EDC will conduct its business and affairs in accordance with the letter and spirit of all applicable laws in the countries in which it does business. If any EDC employee or representative is ever uncertain as to the interpretation or application of a particular law, he or she must seek advice from Legal Services before taking action. Compliance with the law may, however, fall short of the standard of ethical conduct expected by EDC.

     Accordingly, it is EDC’s policy that each of its directors, employees and representatives conduct EDC’s business with honesty, integrity and fairness. It is also corporate policy that communication and relationships with stakeholders be truthful and transparent in a way that will withstand the highest degree of public scrutiny. Working relationships will be based on candor and openness, treating each other fairly and with respect, while acting with integrity, and weighing responsibilities to all stakeholders.

The environment

In considering transactions, EDC examines environmental risk along with any other risk. EDC has developed its own environmental assessment procedure in consultation with Canadian exporters, environmental organizations and other stakeholders. This procedure will support EDC’s desire to conserve and enhance environmental quality and to advocate concern for the environmental impact of projects it supports in foreign jurisdictions. EDC will encourage best practices among those with whom it does business, with the aim of raising international environmental standards. EDC will strive for high standards of environmental conservation while ensuring that this does not unduly hinder EDC’s ability to support Canadian exporters to compete on a global scale.

Prohibitions against bribery and corruption

Basic criminal statutes of virtually all countries prohibit extortion and bribery. Under no circumstances will EDC, directly or indirectly, knowingly offer or give a bribe. Further, EDC will not support a transaction that involves the offer or giving of a bribe, and will exercise reasonable diligence and care not to support unknowingly such a transaction.

E D C   A N N U A L   R E P O R T   2 0 0 4      43

B u s i n e s s   E t h i c s

Human rights

EDC values human rights and promotes the protection of internationally recognized human rights, consistent with the policies of the Government of Canada. EDC recognizes the sovereignty of other national governments with respect to human rights and conducts business with them where doing so is consistent with the policies of the Government of Canada.

     EDC employees, representatives and other stakeholders are entitled to have their dignity as human beings respected and to work in an environment free from intimidation, hostility or offensiveness. EDC is therefore committed to creating and maintaining a work and business environment that is free from harassment and discrimination on prohibited grounds. These prohibited grounds include age, race, colour, religion, creed, sex, nationality, ethnic or place of origin, citizenship, language, political belief, marital or family status, pregnancy, sexual orientation and disability.

Avoiding conflicts of interest

Employees and representatives of EDC have a duty to act in the best interests of EDC at all times. A conflict of interest arises when an employee must choose between EDC’s best interests and his/her own. The judgment of EDC employees and representatives must be, and must be seen to be, independent of any personal or financial interests that arise from business dealings, social ties or other personal considerations.

     EDC has adopted a Code of Conduct that requires employees and representatives of EDC to adhere to the highest standards of conduct with respect to conflicts of interest. Compliance with these standards is achieved through avoidance, disclosure, discontinuance or divestment.

Maintaining confidentiality of information

EDC will respect the privacy rights of its stakeholders, including their right to security of information. EDC will preserve confidential information in its possession, and use such information only for corporate purposes.

     Some employees have access to sensitive or confidential information that, if released, could significantly harm EDC, its employees or other stakeholders. Therefore, employees and other representatives of EDC must use extreme care when handling such information. As a general rule, such information shall not be provided to EDC employees or representatives other than on a need-to-know basis or to anyone outside EDC who is not authorized or legally entitled to receive it.

44     F O C U S E D   O N   C A N A D I A N   E X P O R T E R S

2 0 0 4      F i n a n c i a l   R e v i e w

2004 Financial Review

Management’s Discussion and Analysis

46	Operating Highlights

54	Risk Management

74	Critical Accounting Policies and Estimates

76	Financial Reporting Responsibility

77	Auditor’s Report

Consolidated Financial Statements

78	Consolidated Balance Sheet

79	Consolidated Statement of Income and Retained Earnings

80	Consolidated Statement of Cash Flows

81	Notes to the Consolidated Financial Statements

106	Ten-Year Review

E D C   A N N U A L  R E P O R T   2 0 0 4      45

M a n a g e m e n t ’s  D i s c u s s i o n  a n d  A n a l y s i s

Operating Highlights

Income Statement Discussion

Net Income

EDC’s operating income for 2004 was $885 million, a decline of 6.1% from the 2003 level of $942 million. The decrease is primarily the result of lower net interest income in 2004 due to a stronger Canadian dollar and an overall reduction of interest earning assets. The strengthening of the Canadian dollar reduced 2004 net interest income since the majority of EDC’s income earning assets and related liabilities are denominated in US dollars.

Provisions for credit losses decreased by $998 million from 2003 due to an improved credit environment as well as a reduced loans portfolio.Loan repayments exceeded disbursements in 2004 causing the portfolio to shrink and thereby reduce the provisioning requirements. During the past year, with the exception of the aerospace industry, the credit environment has generally improved resulting in either no additional provisioning requirements for many of EDC’s obligors or a release of provisions.

The implementation of a new accounting standard in 2004 has also had a positive impact on EDC’s 2004 net income. Derivative financial instruments which do not qualify as hedges under the new standard are now required to be carried at fair value on the balance sheet with changes in fair value reflected on the income statement. The implementation of this standard resulted in an unrealized fair value gain of $143 million in 2004 all of which represents an increase over 2003 as the accounting standard was applied prospectively.

As a result of the items discussed above, EDC’s net income in 2004 was $1,242 million, an increase from $158 million in 2003.

While the reduction in provisions and the reporting of unrealized fair value gains on derivative financial instruments in total contributed $1,141 million of the increase in net income over 2003, it is important to note that both of these are accrual items and do not represent increases in available cash.

The following table outlines net income and return on shareholder’s equity over the last five years:

($ in millions)	2004	2003	2002	2001	2000

Net income	1,242	158	122	58	194
Shareholder’s equity	3,477	2,235	2,077	2,050	1,992

Return (%) on shareholder’s equity	35.7%	7.1%	5.9%	2.8%	9.7%

Impact of Foreign Exchange Translation on 2004 Results

The table below depicts the impact of foreign exchange on EDC’s balance sheet and income statement items that have been significantly affected by the strengthening of the Canadian dollar in 2004. The variances from 2003 results are provided as well as the degree to which foreign exchange translation contributed to these variances. The other (non foreign exchange related) factors which contributed to the variances will be discussed as applicable throughout the management’s discussion and analysis.

		Increase/	Foreign
		(decrease)	exchange
($ in millions)	2004	from 2003	impact	Other

Income statement components
Interest income	1,254	(111)	(64)	(47)
Interest expense	345	(59)	(26)	(33)

Net interest income	909	(52)	(38)	(14)
Provision for (reversal of) credit losses	(214)	998	37	961
Net income	1,242	1,084	(111)	1,195

Balance sheet components
Gross loans receivable	19,463	(2,036)	(1,244)	(792)
Allowance for losses on loans, loan commitments and guarantees	3,122	(640)	(258)	(382)
Loans payable	15,545	(1,780)	(1,023)	(757)
Total assets	20,750	(407)	(1,108)	701

46     F O C U S E D  O N  C A N A D I A N  E X P O R T E R S

M a n a g e m e n t  ’s  D i s c u s s i o n  a n d   A n a l y s i s

Net Interest Income

Net Interest Margin

The net interest margin of 4.12%, which represents net interest income expressed as a percentage of average performing assets employed, increased by 14 basis points from the 2003 level of 3.98%.

As further described in the discussions of performing loans on page 48, disbursements in 2004 on fixed rate performing loans yielded 4.76% compared to the yield of 7.38% on existing loans that were repaid during the year. Similarly, disbursements on performing floating rate loans carried a yield of 1.48% over LIBOR while repayments carried a yield of 1.94% over LIBOR. Were it not for the factors discussed below such as lower funding costs and income related to impaired loans, there would have been a decline in net interest margin from 2003.

The following items contributed to the change in net interest margin:
Net Interest Margin
(%)
5.0
4.12
3.83 3.98
4.0 3.35
3.27
3.0
2.0
1.0
0 2000 2001 2002 2003 2004

	bp

Revaluation of carrying values of impaired loans	14
Increased spread due to lower debt funding costs	7
Increased interest reversals on impaired loans	(6)
Income recognized on loans reinstated to performing status	3
Decrease in debt relief income	(4)

Net increase in net interest margin	14	bp

The net interest margin increased in 2004 primarily due to the recognition of non-accrued capitalized interest of $45 million (2003 – $19 million) resulting from revaluations of impaired loans with Ecuador ($23 million), Gabon ($12 million) and Serbia-Montenegro ($10 million).This was offset by interest reversals on loan impairments of $20 million (2003 – $8 million) and decreased debt relief income during the year.Debt relief income was $43 million in 2004 compared to $56 million in 2003 and pertained to amounts received for Cameroon ($35 million), Senegal ($4 million), Democratic Republic of the Congo ($2 million) and Guyana ($2 million). Interest income recognized from the reinstatement of impaired loans to performing status totaled $11 million in 2004 (2003 – $5 million) adding an additional 3 basis points to the net interest margin.

In 2004, EDC continued to take advantage of low interest rates in the short-term by increasing the portion of its fixed rate borrowing requirements that was funded with short-term and floating rate debt, contributing an additional 7 basis points to net interest margin.

($ in millions)	2004	2003	2002	2001	2000

Average gross loans receivable	20,716	23,493	24,790	22,982	19,744
Average investment portfolio balance	3,104	2,669	2,759	2,840	3,215
Less: average impaired loans	1,747	2,031	1,914	1,596	1,311

Total average assets employed	22,073	24,131	25,635	24,226	21,648

Interest income:
Loans	1,148	1,249	1,400	1,618	1,578
Debt relief	43	56	96	1	–
Investment portfolio	63	60	69	127	197

Total interest income	1,254	1,365	1,565	1,746	1,775
Interest expense	345	404	583	934	1,068

Net interest income	$909	$961	$982	$812	$707

Net interest margin	4.12%	3.98%	3.83%	3.35%	3.27%

E D C  A N N U A L  R E P O R T   2 0 0 4     47

M a n a g e m e n t  ’s  D i s c u s s i o n  a n d  A n a l y s i s

Net Interest Income by Currency

($ in millions)			2004				2003
		CAD				CAD
Currency	Amount	equivalent		%	Amount	equivalent		%

CAD	137	137		15.1	173	173		18.0
US	569	738		81.2	529	741		77.1

Subtotal:		875				914
Other currencies		34		3.7		47		4.9

Total		$909		100		$961		100

Year average exchange rate		1.30				1.40

EDC’s net interest income of $909 million for 2004 is $52 million lower than the 2003 result of $ 961 million. The largest component of this decrease is due to the fact that the majority of EDC’s income earning assets and related liabilities are denominated in US Dollars (as described in financial statement note 19) which results in the majority of the Corporation’s net Interest income being generated in this currency. Although US dollar denominated net interest income actually increased during 2004 from US $529 million to US $569 million, in Canadian dollar terms US dollar net interest income declined due to the strengthening of the Canadian dollar during the year.

Interest Income – Loans

For 2004, loan interest income was $1,148 million, a decrease of $101 million, or 8%, from the level of $1,249 million in 2003. The performing gross loans receivable averaged $18,969 million in 2004 (2003 – $21,462 million) with an average yield of 6.28% (2003 – 6.08%). The loans portfolio declined in 2004 since repayments exceeded disbursements and this decline accounted for $56 million of the decrease in loan interest income. The strengthening of the Canadian dollar and lower loan yields accounted for additional reduction of $62 million and $8 million. These decreases were partially offset by an increase of $25 million in other interest income due primarily to the recognition of non-accrued capitalized interest resulting from the revaluation of impaired loans. Debt relief income in 2004 was $43 million (2003 – $56 million).

Interest Income – Loans* ($ in millions) Yield (%) 1,800 12.0 1,500 10.0 1,200 8.0 900 6.0 600 4.0 300 2.0 0 2000 2001 2002 2003 2004 0
Income
Yield
* Includes impact of debt relief income

Components of change in interest income – loans from prior year

($ in millions)

Volume decreases	(56)
Foreign exchange impact	(62)
Fixed rate loan yield decreases	(14)
Floating rate loan yield increases	6
Increase in other interest income	25

Net change in interest income – loans	$(101)

Loan Interest Yield Yield (%)
10.0
8.0
6.0
4.0
2.0
0 2000 2001 2002 2003 2004
Performing fixed rate coupon Performing floating rate coupon Total loan interest yield (including other loan interest and debt relief income)

Performing fixed rate loans receivable averaged $10,298 million in 2004 (2003 – $11,110 million) with an average coupon yield of 6.58% (2003 – 6.81%), earning interest of $678 million (2003 – $757 million). The impact of a stronger Canadian dollar on US dollar denominated floating rate loans resulted in the reduction in the fixed rate average balance of $741 million over last year. Overall higher net repayments combined with the foreign exchange impact on loans denominated in other currencies resulted in an additional reduction of $71 million in the average balance.The coupon on performing fixed rate loans receivable decreased over last year as older loans earning higher interest rates were repaid and replaced by current loan disbursements carrying lower interest rates.Disbursements during the year yielded 4.76% while existing loans repaid carried a yield of 7.38%. New fixed rate loans signed in 2004 yielded 4.34% compared with 5.18% in 2003.

48      F O C U S E D   O N   C A N A D I A N   E X P O R T E R S

M a n a g e m e n t ’s   D i s c u s s i o n   a n d   A n a l y s i s

The performing floating rate loans receivable averaged $8,671 million in 2004 (2003 – $10,352 million) with an average coupon rate of 3.15% (2003 – 3.09%) earning interest of $273 million (2003 – $320 million). Net repayments of US dollar denominated loans resulted in a $791 million reduction in the floating rate average balance. The stronger Canadian dollar accounted for an additional $547 million reduction in the US dollar portfolio. Net repayments and foreign exchange impacts on loans in other currencies also resulted in a reduction of $343 million. The six month moving average US dollar LIBOR was 1.55% in 2004, an increase of 25 basis points from the 2003 average which contributed to the increase in the average coupon rate. However, the increase in market rates was offset by overall spreads on floating rate loans decreasing during the year. Disbursements on floating rate loans yielded 1.48% over LIBOR while repayments carried a yield of 1.94% over LIBOR. New floating rate loans signed in 2004 yielded 1.50% over LIBOR compared with 1.63% in 2003.

The following table analyzes loan interest income as a percentage of the average loans receivable:

($ in millions)	2004	2003	2002	2001	2000

Gross loans receivable:
Average performing fixed rate	10,298	11,110	11,969	10,235	7,873
Average performing floating rate	8,671	10,352	10,907	11,151	10,560

Average performing gross loans receivable	18,969	21,462	22,876	21,386	18,433

Loan interest income:
Performing fixed rate interest	678	757	837	736	573
Performing floating rate interest	273	320	401	684	811
Other loan interest	197	172	162	198	194

Loan interest income	1,148	1,249	1,400	1,618	1,578
Debt relief income	43	56	96	1	–

Loan interest income (including debt relief)	$1,191	$1,305	$1,496	$1,619	$1,578

Yields – performing loans
Performing fixed rate coupon	6.58%	6.81%	6.99%	7.19%	7.28%
Performing floating rate coupon	3.15%	3.09%	3.68%	6.13%	7.68%
Total loan interest yield	6.28%	6.08%	6.54%	7.57%	8.56%

Other loan interest income increased by $25 million from 2003, which is mainly attributable to the recognition of non-accrued capitalized interest of $45 million (2003 – $19 million) resulting from revaluations of impaired loans with Ecuador ($23 million), Gabon ($12 million) and Serbia-Montenegro ($10 million) and income recognized from the reinstatement of impaired loans to performing status totaling $11 million in 2004 (2003 – $5 million).These increases were offset by decreases in fee and other loan income of $7 million.

Interest Income – Investment Portfolio

EDC’s investment portfolio consists of marketable securities, investments and government treasury bills. Portfolio interest income was $63 million in 2004, an increase of $3 million from 2003. The main components of the change were an increase in the average amounts invested, partially offset by a decrease in investment yields and continued strength of the Canadian dollar relative to the US dollar.

Average investment balances (which include associated derivative contracts measured at accrued cost) increased 14% from $2,669 million in 2003 to $3,104 million in 2004. Overall, the Canadian dollar average investment balance decreased slightly by $23 million while the US dollar average investment balance increased by US $370 million.This net volume increase was partially offset by the continued strength of the Canadian dollar.

Investment yields decreased from 2.22% in 2003 to 2.02% in 2004.This decrease reflects lower average Canadian interest rates during 2004.

of Investment Portfolio marketable securities,investments and Interest Income ($ in millions) Yield (%) 200 10.0 160 8.0 120 6.0 80 4.0 40 2.0 0 2000 2001 2002 2003 2004 0
Income
Yield

Components of change in interest income – investment portfolio from prior year

($ in millions)

Volume increases	11
Yield decreases	(6)
Foreign exchange impact on interest income	(2)

Net change in interest income – investment portfolio	$3

E D C   A N N U A L   R E P O R T   2 0 0 4      49

M a n a g e m e n t ’s   D i s c u s s i o n   a n d   A n a l y s i s

Interest Expense
Interest Expense ($ in millions) Cost of funds (%) 1,200 of the Canadian dollar. 9 1,000 7.5 800 is 6.0 600 (2003 4.5 – 400 3.0 200 1.5 0 2000 2001 2002 2003 2004 0
floating rate debt average Expense Cost of funds

Interest expense totaled $345 million in 2004, a decrease of $59 million from 2003. As depicted in the table below, interest expense was lower in 2004 mainly due to a reduction in the Corporation’s debt and the strength of the Canadian dollar.

The strength of the Canadian dollar, particularly in relation to the US dollar, has a direct impact on interest expense given that a majority of the Corporation’s funding is denominated in US dollars.

The Corporation’s average debt balance for 2004 was $ 15,703 million (2003– $18,346 million), including the effect of associated derivative financial instruments measured at accrued cost.

Of this total, $12,759 million was floating rate debt (2003 – $14,180 million) at an average cost of 1.41% (2003 – 1.25%), resulting in interest expense of $180 million (2003 – $177 million). In relation to the decrease in the Corporation’s floating rate debt average balance, $ 922 million of the decrease is the result of foreign exchange translation as the Canadian dollar continued to appreciate against the US dollar.The remaining $499 million of the decrease is due to reduced borrowing requirements as loan repayments during the year exceeded loan disbursements. Long-term debt instruments comprise 83% of the floating rate debt portfolio while short-term debt (i.e. commercial paper) makes up the balance.

Fixed rate debt averaged $2,944 million for the year (2003 – $4,166 million) at an average cost of 5.33% (2003 – 5.37%),resulting in interest expense of $157 million (2003 – $224 million). In relation to the decrease in the Corporation’s fixed rate debt average balance $1,029 million of the decrease is due to reduced borrowing requirements.The remaining $193 million of the decrease is the result of foreign exchange translation.

Total interest expense includes other costs of $8 million (2003 – $3 million).

Components of change in interest expense from prior year

($ in millions)

Volume decreases	(32)
Foreign exchange impact on interest expense	(26)
Cost of funds decreases	(1)

Net change in interest expense	$(59)

Insurance Premiums and Guarantee Fees

The following table analyzes the average premium rate for insurance premiums and guarantee fees:

($ in millions)		2004		2003
	$	%	$	%

Short-term program:
Short-term insurance average exposure	41,042		34,032
Premiums and fees earned	113		104

Average short-term premium rate		0.28		0.31

Medium-term program:
Medium-term insurance average exposure	5,661		5,212
Premiums and fees earned	40		36

Average medium-term premium rate		0.71		0.69

Loan guarantees:
Loan guarantees average exposure	2,582		2,589
Loan guarantee fees earned	8		7

Average loan guarantee fee rate		0.31		0.27

While the insurance portfolio experienced growth in 2004, the impact of this growth in volumes and premiums was partially offset by the strengthening of the Canadian dollar. Short-term average exposure was reduced by $2,176 million and the average exposure for medium-term programs decreased by $336 million due to the impact of foreign exchange translation.

Short-term premium revenue increased by $9 million over 2003, of which $7 million is due to the agreement with St. Paul Guarantee Insurance Company whereby the Corporation assumes reinsurance for joint policy domestic transactions underwritten by St. Paul Guarantee.This agreement, effective September 1,2003, was put in place as a bridging arrangement after St. Paul Guarantee announced its intention to withdraw from the domestic accounts receivable insurance business. It allows continued domestic cover for qualifying export policyholders while EDC looks

50      F O C U S E D   O N   C A N A D I A N   E X P O R T E R S

M a n a g e m e n t ’s   D i s c u s s i o n   a n d   A n a l y s i s

for a longer term solution for the provision of domestic cover. Negotiations are underway for a new domestic partner and it is anticipated that a new agreement will be in place in 2005. The short-term insurance average exposure increased by $7 billion for 2004 over 2003, $5 billion of which can be attributed to the agreement with St. Paul Guarantee. The short-term average premium rate is lower in 2004 compared to 2003 mainly due to fees earned in 2003 on St. Paul policies prior to the reinsurance agreement that do not have associated exposure coupled with a drop in the average premium rate for several large policyholders in the energy sector.

Medium-term insurance premium revenue for the year totaled $40 million, an increase of 11% over 2003. The average exposure in the medium-term insurance programs increased by $449 million or 9% over 2003 results, primarily due to a 25% increase in exposure in the performance security insurance program and a 13% increase in the political risk insurance program. The increase in exposure was partially offset by a 23% decrease in exposure in the surety bond program over 2003 results.

The increase in the average loan guarantee fee rate reflects higher guarantee fee income earned in 2004 versus 2003. Signing of new loan guarantees outpaced loan guarantee maturities by $517 million. This was offset by the strengthening of the Canadian dollar causing a slight decrease in the average balance of loan guarantees in 2004.

Other Income (Expense)

Other expense of $7 million in 2004 includes $3 million of post-maturity interest gains on claims recoveries and a foreign exchange translation loss of $10 million. Post-maturity interest gains are defined as the penalty rate of interest charged in the event of default in payments under the terms of the insurance agreement and are recognized when the Corporation has recovered the entire principal amount of a claim.

In 2003, other income of $7 million included capital gains of $15 million on the sale of marketable securities with a face value of $356 million, a $3 million loss on the sale of $128 million in performing loan assets, and a $5 million foreign exchange translation loss. The marketable securities were sold in 2003 as a result of the implementation of a revised liquidity policy. While it is generally EDC’s intention to hold performing loan assets until maturity, in some cases loans are sold prior to maturity for risk mitigation purposes.

Provision for (Reversal of) Credit Losses

The following table analyzes the expense for the provision for (reversal of) credit losses over the last five years:

($ in millions)	2004	2003	2002	2001	2000

Provision for (reversal of) credit losses pertaining to:
Loans	(361)	471	930	208	381
Loan commitments	10	84	(231)	521	–
Loan guarantees	39	89	26	(71)	10

Total loan related provisions	(312)	644	725	658	391
Insurance provision	98	140	115	83	158

Total provision for (reversal of) credit losses	$(214)	$784	$840	$741	$549

A net reversal of loan related provisions of $312 million (2003 – $644 million provision charge) was made to the income statement to reflect a reduction in the estimated level of impairment to the loans portfolio. The reversal was primarily the result of a shrinking portfolio and improving credit quality.

During the year, there was a $98 million charge (2003 – $140 million charge) to the income statement for the provision for insurance claims mainly due to increased exposure in the short-term and political risk insurance programs. This was partially offset by a decrease in the reinsurers’ share of EDC’s allowance for claims as a result of the actuarial review of the portfolio. In addition, $48 million of the provision charge was due to the write-off of recoverable claims in 2004 (2003 – $49 million).

Administrative Expenses
Administrative Expenses ($ in millions) Gross efficiency ratio (%) 200 20.0 160 19.0 120 18.0 80 17.0 40 16.0 0 2000 2001 2002 2003 2004 15.0
Administrative expenses Gross efficiency ratio

Net administrative expenses for 2004 totaled $178 million, an increase of $5 million from the prior year. The increase is primarily related to increased human resources costs.

Expressed as a percentage of net revenue (gross efficiency ratio), administrative expenses increased to 18.5% in 2004, from 17.1% in 2003. Gross efficiency ratio (GER) measures the operational efficiency of EDC as investments in people and technology are required to keep pace with the growth and complexity of the business. The increase in gross efficiency ratio over 2003 is due to the combined impact of lower net revenue in 2004 and slightly higher gross administrative expenses.

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Corporate Plan Discussion

Comparison with 2004 Plan

Total export business volume for 2004 reached $54.9 billion which was slightly lower than the 2004 Corporate Plan volume of $55.1 billion. However, the Corporate Plan assumed an average US dollar exchange rate of 1.35 for the year, while the actual average exchange rate was 1.30. Had the US dollar remained at 1.35 during 2004, the actual reported business volume would have been approximately $56.4 billion, as over 80% of EDC’s business volume is denominated in US dollars.

Loans receivable and loans payable were lower than Corporate Plan due to the appreciation of the Canadian dollar as well as lower net loan disbursements in 2004.

Net income at $1,242 million in 2004 was $1,140 million higher than the 2004 Corporate Plan figure of $102 million.

Of this increase, $1,030 million is due to a reduction in credit loss provisioning requirements. The credit quality of EDC’s borrowers improved much faster than anticipated in the Corporate Plan, resulting in a lower requirement for loan provisions.

In addition, the introduction in 2004 of accounting rule changes on reporting derivative financial instruments at fair value increased EDC’s 2004 income by $143 million. The 2004 Corporate Plan did not include an estimate for this amount in the financial statements since EDC was unable to quantify the impact of this change at that time.

Net interest income of $909 million was $43 million lower than the Corporate Plan figure of $952 million mainly as a result of the appreciation of the Canadian dollar as well as a reduction in the size of the loan portfolio.

Administrative expenses of $178 million in 2004 were $20 million lower than the Corporate Plan figure of $198 million. Management worked diligently to keep administrative expenses lower than plan during 2004 in view of the decline occurring in net interest income as discussed above. The gross efficiency ratio was 18.5%, which was lower than the Corporate Plan of 19.6% due to lower administrative expenses, partly offset by lower net revenue.

The reduced loan loss requirements and the unrealized fair value adjustment together resulted in an increased net income figure compared to plan. However, both of these items are accrual based and do not represent increases in available cash, and at the same time EDC’s net operating income was lower than plan as a result of the decline in net interest income discussed above.

2005 Corporate Plan

Note: The 2005-2009 Corporate Plan was approved by EDC’s Board of Directors, but at the time of printing this Annual Report, it had not yet received final approval by the Governor in Council.

The Corporate Plan for 2005 projects export business volumes to increase to $57.8 billion from $54.9 billion in 2004 primarily due to a projected increase in short-term export insurance volumes. Domestic insurance volumes are projected to decline by $2.2 billion in 2005 since the plan assumes that a new partner will start underwriting domestic insurance transactions in the third quarter of 2005.

The loans receivable and loans payable balances are expected to increase from 2004 actuals. This is mainly due to an expectation of higher net disbursements in 2005.

Net income for 2005 is planned at $162 million. The decrease in net income compared to 2004 is mainly due to anticipated provision requirements of $359 million as a result of expected growth in EDC’s loan portfolio, as well as an unrealized fair value loss of $335 million.

The unrealized fair value amount, as explained in note 3 of the Financial Statements, results from the implementation of new accounting standards which require EDC’s derivative financial instruments to be recorded at fair value. The unrealized fair value amount is highly dependent on interest rate movements during 2005 and may be materially different from the projected amount.

Administrative expenses are expected to increase due to increased headcount, higher systems costs as well as an increase in rent due to higher operating costs and the planned increase in the number of foreign representatives in 2005.

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M a n a g e m e n t ’s   D i s c u s s i o n   a n d   A n a l y s i s

	2005	2004	2004
	Corporate	Actual	Corporate
	Plan	Results	Plan

Volume
($ in billions)
Financing	6.3	6.2	6.4
Contract insurance and bonding	5.7	5.0	5.3
Political risk insurance	3.4	3.5	3.4
Short-term insurance *	42.4	40.2	40.0

Total export volume	57.8	54.9	55.1
Domestic insurance	2.7	4.9	6.0

Total business volume	$60.5	$59.8	$61.1

Balance Sheet
($ in millions)
Assets

Loans receivable	21,223	18,174	23,431
Allowance for losses on loans	3,282	2,674	3,891

Net loans receivable	17,941	15,500	19,540
Cash and marketable securities	2,495	2,816	2,350
Investments	70	68	52
Accrued interest and other assets	621	354	536
Derivative related amounts	1,293	1,953	158
Reinsurers’ share of allowance for claims **	120	59	112

Total Assets	$22,540	$20,750	$22,748

Liabilities and Shareholder’s Equity

Loans payable	17,295	15,545	18,721
Accrued interest and other liabilities	314	274	291
Allowance for loan commitments and guarantees	493	448	547
Allowance for claims on insurance **	608	548	555
Derivative related amounts	449	458	355

Total Liabilities	19,159	17,273	20,469

Share capital	983	983	983
Retained earnings	2,398	2,494	1,296

Shareholder’s Equity	3,381	3,477	2,279

Total Liabilities and Shareholder’s Equity	$22,540	$20,750	$22,748

Income Statement
($ in millions)
Interest income
Loans	1,223	1,148	1,277
Debt relief	83	43	35
Investment portfolio	90	63	52

Total interest income	1,396	1,254	1,364
Interest expense	497	345	412

Net interest income	899	909	952
Insurance premiums and guarantee fees	147	161	164
Other income (expense)	6	(7)	–
Provision for (reversal of) credit losses	359	(214)	816

Income after provision for (reversal of) credit losses	693	1,277	300
Administrative expenses	196	178	198

Income before unrealized fair value adjustment	497	1,099	102

Unrealized fair value adjustment	(335)	143	–

Net income	$162	$1,242	$102

*	excludes domestic insurance

**	The balance sheet for 2004 Corporate Plan has been restated to provide separate disclosure of reinsurers’ share of for claims.

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Risk Management

Enterprise Risk Management Process

Identification Communication Management Measurement Monitoring

Overview

EDC strives to balance the risk it takes with the financial and mandate returns it generates to ensure adequate capital is in place to sustain continued capacity for Canadian exporters.

EDC’s risk management practices are guided by an Enterprise Risk Management Framework that provides a comprehensive view of the key risks it faces and tools to measure, monitor and manage them. At the corporate level, EDC produces a risk map which is updated every year through a management survey to provide guidance in the management of risks that may impact EDC in the achievement of its business objectives.

Under the Enterprise Risk Management Framework, key risks are identified and managed under three risk pillars: credit, market and operational (which includes operational, organizational and business risks). The management of these risks is accomplished through EDC’s governance structure, policies and internal controls.

Risk Governance

Board Risk Management Committee Risk Management Office Board of Directors Executive Management Team Management Committees Corporate Finance & Control Board Audit Committee Internal Audit & Evaluation

The ongoing responsibilities for risk management are shared throughout the Corporation. The Board maintains overall responsibility for approval of risk management policies including the policies inherent in the Credit Risk Management Framework and the Market Risk Management Framework. The Board of Directors maintains oversight responsibilities for the management of the credit, market and other enterprise risks of the Corporation, as well as, oversight of the appropriateness of internal control systems and policies governing Corporate Social Responsibility. The Risk Management Committee of the Board assists the Board in fulfilling its oversight responsibilities with respect to the management of the enterprise risks of the Corporation. The Board maintains overall responsibility for approval of the Corporation’s Code of Business Ethics and Code of Conduct and the Environmental Review Directive and also receives updates on internal and external audit work processes. The Audit Committee of the Board assists the Board in fulfilling its oversight responsibilities with respect to the Corporation’s standards of integrity and behaviour, its financial reporting, its internal control systems and Environmental Risk.

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M a n a g e m e n t ’s   D i s c u s s i o n   a n d   A n a l y s i s

The Executive Management Team has primary responsibility for the management of the Corporation’s risks, its standards of integrity and behaviour, its financial reporting, and its internal control systems. The Executive Management Team undertakes this responsibility through various management oversight committees, by ensuring an appropriate organizational structure and governing policies are in place, and through independent validation by audit. The key Management Committees involved in the management of risk at EDC are highlighted below:

Management Risk Management Committee – provides an independent endorsement as to the acceptability of credit commitments and acts as the authority for recommending risk policies to the Board for approval, and establishing internal risk management policies and procedures.

Asset Liability Management Committee – acts as authority for recommending Market Risk Management policies to the Board for approval, and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk.

Risk Transfer Committee – acts as authority to approve recommendations for secondary risk transfer activities.

Mandate Committee – provides guidance on mandate and regulatory issues.

While all areas of EDC have some responsibility for risk management, three areas have primary responsibility: the Risk Management Office, Corporate Finance and Control, and Internal Audit and Evaluation.

Credit Risk

Credit Risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. EDC is exposed to credit risk under its loans and insurance programs and treasury activities.

The foundation of credit risk management at EDC is the Credit Risk Management Framework which outlines the Corporation’s credit granting, concentration limits, risk rating, monitoring, portfolio management and risk transfer policies. This framework is reviewed annually by the Management Risk Management Committee and the Board Risk Management Committee and requires annual Board re-approval of the policies contained therein. In addition, the Market Risk Management Framework outlines the Corporation’s management of Credit Risk related to Treasury Counterparties.

Credit Granting

In order to better understand the credit risk associated with EDC’s individual credit commitments, the Corporation is organized into business teams along industry sectors. The business teams are responsible for the proper due diligence associated with each credit commitment. Within the business team structure, each individual has a delegation of approval authority based on relevant expertise and experience. Every credit commitment (except for very small amounts) requires the approval of at least two individuals with delegated approval authority.

The Endorsement Risk Classification System defines criteria for transaction endorsement based upon the principle that the higher the credit risk and/or exposure amount of a transaction, the higher it must be elevated for endorsement and authorization. The credit rating of a transaction and/or the dollar amount of exposure at risk therefore determines whether endorsement must be provided by the Management Risk Management Committee or the Risk Management Office. The purpose of the endorsement is to ensure all relevant, tangible risks in the proposed credit commitment have been identified and appropriately mitigated. Generally, financing/bonding requests with an internal or external credit rating below BBB, and below BB for short-term insurance limits, with exposures above US $25 million are endorsed by the Management Risk Management Committee prior to authorization. The Risk Management Office endorses transactions with higher credit ratings and lower dollar exposures. All transactions above US $200 million require authorization by the Board of Directors.

Treasury counterparties are analyzed and credit limits are recommended by Market Risk Management, a team within the Risk Management Office. Recommended counterparties are endorsed by either the Risk Management Office or the Management Risk Management Committee. Every Treasury credit commitment requires the approval of at least two individuals with delegated approval authority. All Treasury credit exposures are measured on a mark to market basis and compliance with policy and operational limits is measured daily. The Department of Finance sets out guidelines that define the minimum acceptable counterparty credit rating pertaining to EDC’s investments and derivative financial instruments. In addition, EDC has policies and procedures in place to limit and to manage the credit risk associated with these financial instruments.

The Board of Directors receives regular reporting of the significant lending and insurance credits approved by management every quarter.

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Concentration Limits

To ensure diversification of risks within EDC’s credit commitments, EDC has established risk limits in place to protect against over concentration to any one geographical area (i.e. country), industry sector and/or obligor. All limits are determined based on the Corporation’s capital base and risk factors associated with the exposure including, the obligor rating, country rating, associated collateral and product type. Exposures in excess of these limits require review by the Board Risk Management Committee and approval of the Board of Directors.

Risk Ratings

EDC has developed risk rating methodologies for all of its product lines. Many of the obligor risk rating methodologies use a combination of Moody’s and/or Standard & Poor’s external ratings and/or EDC’s internal ratings based (IRB) methodologies. Some of EDC’s IRB methodologies use vendor provided credit risk analysis/ratings tools such as Moody’s Financial Analyst, Risk Advisor, and RiskCalc. At the credit granting stage, substantially all obligors are rated (except for obligors with very small exposures typically representing less than 1% of total exposure). The obligor risk ratings are reviewed on a regular basis. The Economics Department is responsible for country ratings. Country risk is continually reviewed by the department to take into consideration any changes in the world environment or a specific country. EDC rates its obligors on a rating scale of between 8 and 16 credit grades depending on the product type.

With respect to Treasury related counterparties, each counterparty must be rated by at least two external rating agencies (i.e.: Moody’s and Standard & Poor’s). The risk rating for Treasury counterparties is determined by the external ratings.

Monitoring

Operating practices at EDC include ongoing monitoring of credit exposures. Specialized teams have been created to monitor credit exposure within the different product lines which includes monitoring of events in the country and industry of the obligor. The Asset Management Team is responsible for managing the credit quality and financial performance of EDC’s portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This specialized team undertakes loan reviews and risk ratings, and regularly monitors borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims, and recoveries. Management and the Board of Directors are frequently apprised on the credit quality of the portfolio through regular reporting including quarterly detailed reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

Portfolio Management

The goal of portfolio management at EDC is to ensure the ability of EDC to pursue mandate related opportunities without being unduly constrained by a lack of financial resources or by limit constraints. Management and the Board of Directors are kept up to date on the Corporation’s portfolio of credit exposures through monthly compliance reporting against concentration limits. EDC uses both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, reinsurance, derivatives and a collateral program for swap counterparties.

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M a n a g e m e n t ’ s   D i s c u s s i o n    a n d    A n a l y s i s

Concentration of Exposure

The following reflects the major concentrations of total gross commercial and sovereign exposure in the geographic market and country where the risk resided for all operations at the end of 2004.

				Insurance policies and
	Loans portfolio			guarantees outstanding
								Investments and
	Gross loans			Short-	Medium-		Medium-term	derivative financial
Country	receivable		Commitments	term	term		guarantees(1)	instruments (2)		2004 Exposure
($ in millions)									$	%

United States	9,128		672	2,873	138		2,809	1,679	17,299	40
Canada	2,078	(3)	875	984	2,342	(4)	406	2,583	9,268	22
Mexico	965		768	112	177		38	–	2,060	5
United Kingdom	713		70	98	16		95	211	1,203	3
Algeria	322		43	5	53		589	–	1,012	2
Brazil	353		256	197	68		5	–	879	2
China	468		21	213	79		38	–	819	2
Peru	518		15	16	66		12	–	627	1
Chile	445		1	24	148		1	–	619	1
Indonesia	519		–	45	12		3	–	579	1
Other(5)	3,954		1,365	1,695	951		596	250	8,811	21

Total	$19,463		$4,086	$6,262	$4,050		$4,592	$4,723	$43,176	100

(1)	Includes $2,729 million of loan guarantees.

(2)	Investments include amounts represented by cash, marketable securities and investments. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(3)	Includes the impact of one transaction for $916 million with recourse to the Consolidated Revenue Fund of Canada in the event of a loan default.

(4)	Includes $2,329 million of surety bond insurance where risk rests with the exporter. A total of 64% of the exports insured in the surety bond program are to the United States. The balance represents exports to other countries.

(5)	Includes 166 countries with total exposure ranging from $0.001 million to $564 million.

Concentration of Exposure – Loans Portfolio

After experiencing steady growth between 2000 and 2002, gross loans receivable declined over the past two years. At the end of 2004 gross loans receivable totaled $19,463 million, a decrease of $2,036 million from 2003. This is primarily due to the strengthening of the Canadian dollar which contributed to $1,244 million of this decline and the reduced financing volumes in 2004 which resulted in repayments exceeding disbursements by $762 million.

The mix between commercial and sovereign loans has continued to shift towards commercial loans. In 2000, the ratio of commercial to sovereign was 66:34, while by 2004 it had shifted to 76:24. In 2004, new signing volume to commercial borrowers accounted for 98% of total signing volume (2003 – 91%). During 2004, 323 customers were supported through loans financing (2003 – 254 customers).

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Commercial Loans

	Gross loans		Loan	Total		Total
($ in millions)	receivable	Commitments	guarantees	exposure	2004	exposure	2003
Gross commercial exposure				$	%	$	%

Surface transportation	4,656	526	2,073	7,255	35	7,170	33
Aerospace	6,162	552	75	6,789	33	7,400	34
Energy	1,581	775	215	2,571	13	2,979	14
Telecommunications	946	500	36	1,482	7	1,891	8
Other	1,382	867	179	2,428	12	2,611	11

Total	$14,727	$3,220	$2,578	$20,525	100	$22,051	100

The commercial portfolio has decreased from 2003 by $1,526 million, or 7% primarily the result of the strengthening of the Canadian dollar which accounted for $1,402 million of the decline. Repayments exceeding new disbursements in the loans portfolio also contributed to the decline in gross loans receivable.

As depicted, the surface transportation and aerospace sectors continue to represent the largest proportion of EDC’s commercial exposure. Together, these two sectors account for 68% of EDC’s total commercial exposure. This represents a slight increase from the 2003 level of 67%. This is reflective of the importance of these two exporting sectors in the Canadian economy whose share of total Canadian exports was 24.8% in 2004 (2003 – 26.3%).

Five counterparties comprising the Corporation’s largest commercial exposure balances collectively represent $5,690 million, or 28% of the total commercial exposure. Of these five, two are foreign airlines within the aerospace sector comprising $1,957 million, or 10%. Three are in the surface transportation sector of which two are foreign transit authorities comprising $2,295 million, or 11%, and the other is a foreign automotive company, comprising $1,438 million, or 7%.

The ratio of below investment grade loans to total commercial exposure has increased from 47% in 2003 to 51% in 2004. This change reflects the increase in below investment grade loans in the aerospace sector which increased from 26% to 31%. This can be largely attributed to the continued credit deterioration in the aerospace sector during 2004.

Sovereign Loans

The Corporation has the following sovereign risk concentrations for its sovereign portfolio:

	Gross loans		Loan	Total		Total
($ in millions)	receivable	Commitments	guarantees	exposure	2004	exposure	2003
Gross sovereign exposure				$	%	$	%

Canada	917	–	–	917	16	1,062	16
China	428	21	–	449	8	609	9
Peru	401	–	–	401	7	461	7
Indonesia	337	–	–	337	6	423	6
Algeria	270	42	–	312	5	445	7
Mexico	14	258	–	272	5	303	4
Venezuela	202	38	21	261	4	335	5
Other	2,167	507	130	2,804	49	3,141	46

Total	$4,736	$866	$151	$5,753	100	$6,779	100

The sovereign portfolio has decreased from 2003 by $1,026 million, or 15%. Lack of growth in the portfolio and the strengthening of the Canadian dollar both contributed to this decline. In 2004, investment grade exposure accounted for 45% of the total sovereign portfolio, while the remaining 55% of the sovereign portfolio represented exposure with below investment grade counterparties.

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Concentration of Exposure – Insurance Portfolio

Insurance Policies Outstanding

In the ordinary course of business, EDC assumes exposure from other insurers to fulfill the Corporation’s mandate to support Canadian exporters. EDC also cedes reinsurance to other insurance companies to mitigate its risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. The table below includes the impact of these reinsurance agreements on the Corporation’s exposure.

($ in millions)	2004	2003

Short-term
Direct insurance	5,321	4,728
Reinsurance assumed	1,003	865
Reinsurance ceded	(62)	(247)

Total short-term	6,262	5,346

Medium-term
Direct insurance	5,017	5,300
Reinsurance assumed	1,981	2,403
Reinsurance ceded	(1,085)	(1,581)

Total medium-term	5,913	6,122

Total insurance policies outstanding	$12,175	$11,468

While the insurance portfolio experienced growth in 2004, the impact of this growth was partially offset by the strengthening of the Canadian dollar. The foreign exchange impact reduced 2004 insurance policies outstanding by $655 million.

At December 31, 2004, policies with payment terms of less than one year comprised 65% of the total exposure, compared to 61% in 2003.

Short-term Program

Size Concentration

The following table shows the number of foreign buyers and the respective exposure for the year classified by exposure size within the short-term portfolio:

		2004		2003
$ Value of foreign exposure
	Total		Total
	number of	Exposure	number of	Exposure
($ in thousands)	foreign buyers	($ in millions)	foreign buyers	($ in millions)

1– 500	44,025	4,678	46,672	4,967
501 – 2,000	2,927	2,785	2,971	2,836
2,001 – 5,000	698	2,187	654	2,046
5,001 – 10,000	239	1,633	242	1,628
10,001 and over	230	5,440	206	5,017

Total	48,119	$16,723	50,745	$16,494

During 2004, the short-term program supported 6,169 (2003 – 6,486) customers. Of the total customers supported, 5,542 were SMEs (2003 – 5,864). In terms of total insured volume, the top five customers represented 29% of the total 2004 insured volume (2003 – 35%). The largest number of buyers in terms of aggregate credit authorizations is within the $1,000 to $500,000 range and has remained relatively unchanged from 2003 levels in terms of overall concentration.

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Country Concentration

The largest concentrations within the short-term program are in the following countries:

*	Includes 141 countries with concentrations ranging from $0.001 million to $134 million (2003 – 140 countries with concentrations ranging from $0.001 million to $119 million).

Industry Concentration

The contingent liability in terms of industry concentration is as follows:

Medium-term Insurance Program

Size Concentration

During 2004, 709 customers (541 SMEs) were supported in the medium-term program (2003 – 642 of which 501 were SMEs). The top five customers in terms of insurance policies and guarantees outstanding represented 42% of the 2004 medium-term insurance policies and guarantees outstanding (2003 – 44%). The largest exposure within the top five customers is $666 million. The five largest policies as at December 31, 2004, represent 16% (2003 – 15%) of the total medium-term policies and guarantees outstanding.

Country Concentration

As at December 31, 2004, the medium-term insurance policies and guarantees outstanding portfolio comprised 3,698 policies in 136 countries (2003 – 2,969 policies in 134 countries) with an average exposure of $1.6 million (2003 – $2.0 million).

The largest insurance policies and guarantees outstanding in terms of where the risk resides within the medium-term portfolio are in the following countries:

($ in millions)						2004							2003
		Reinsurance		Insurance					Reinsurance		Insurance
Country	Insurance	assumed	ceded	guarantees	$	%	Country	Insurance	assumed	ceded	guarantees	$	%

Canada	402	1,940	–	67	2,409	41	Canada	691	2,351	–	35	3,077	50
United States	132	6	–	821	959	16	United States	186	6	–	479	671	11
Algeria	53	–	–	411	464	8	Algeria	18	–	–	212	230	4
Mexico	663	–	(486)	28	205	3	Mexico	784	–	(572)	14	226	4
Chile	148	–	–	1	149	3	Israel	3	–	–	161	164	2
Other *	1,756	35	(599)	535	1,727	29	Other *	2,190	46	(1,009)	527	1,754	29

Total	$3,154	$1,981	$(1,085)	$1,863	$5,913	100	Total	$3,872	$2,403	$(1,581)	$1,428	$6,122	100

*	Includes 131 countries with concentrations ranging from $0.0029 million to $124 million (2003 – 125 countries with concentrations ranging from $0.046 million to $159 million).

Exposure in Canada is made up largely ($2,329 million) of surety bond insurance (2003 – $3,010 million), 64% of which is to support exports to the United States (2003 – 72%).

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M a n a g e m e n t ’ s   D i s c u s s i o n   a n d   A n a l y s i s

Program Concentration

Total medium-term insurance exposure has decreased by $209 million or 3% over 2003 results. The largest decrease is in the surety bond program where exposure decreased by $683 million or 23% mainly due to several policy expirations. Exposure also decreased in the specific transaction program by $66 million or 14% over 2003 results primarily due to lower volumes. These decreases were offset by increases in both the performance security guarantee program of $414 million or 25% and the political risk program of $126 million or 13% largely due to new policy issuances.

Credit Quality – Loans

EDC categorizes its loans receivable into three groups: investment grade performing, below investment grade performing and impaired. Risk concentration in investment grade performing loans remained unchanged from 2003 at 42%. Concentration of below investment grade performing loans decreased from 49% in 2003 to 47% in 2004. This decrease is offset by a 2% increase in impaired loan concentration reflecting a net shift of below investment grade loans to impaired status in 2004. Along with this shift, the strengthening of the Canadian dollar and repayments exceeding disbursements resulted in a 12% decrease of performing gross loans receivable from $19,623 million in 2003 to $17,308 million in 2004.

Loan Commitments

Loan commitments include undisbursed amounts on signed loans, letters of offer outstanding and unallocated confirmed lines of credit.

The level of loan commitments outstanding at the end of 2004 was $916 million lower than at the end of 2003. While the strengthening of the Canadian dollar accounts for $280 million of this variance, there were also fewer commitments outstanding at the end of 2004. This was mainly due to a decrease in the volume of letters of offer accepted and outstanding. Letters of offer accepted and outstanding were $817 million at the end of 2004 (2003 – $1,462 million).

The mix in credit quality shifted in 2004, toward below investment grade financing. In 2004, loan commitments on below investment grade financing accounted for 54% of the total as compared to 36% in 2003.

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Impaired Loans

Impaired loans represent loans for which the Corporation no longer has reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. Impaired loans as a percentage of total gross loans receivable increased from 8.7% in 2003 to 11.1% in 2004 reflecting additional impairment that occurred in 2004.

In 2004, loans totaling $760 million became impaired (2003 – $405 million). In total there were 18 commercial loans primarily in the United States (9 loans totaling $747 million). Additional disbursements made in relation to impaired obligors totaled $34 million (2003 – $31 million). These were composed of 4 commercial loans in the following countries: France ($31 million) and United States ($3 million). During the year, commercial loans in Canada ($84 million), Egypt ($16 million) and one sovereign loan in Pakistan ($95 million) were reclassified from impaired to performing.

Impaired loans to 11 commercial borrowers totaling $75 million were written off during the year compared to $113 million in loan write-offs in 2003. Non-accrued capitalized interest of $6 million associated with these loans was also written off.

The largest concentrations of gross loans receivable for impaired loans are listed in the following table:

($ in millions)			2004			2003
	Gross	Non-accrued		Gross	Non-accrued
	loans	capitalized	Loans	loans	capitalized	Loans
	receivable	interest	receivable	receivable	interest	receivable

Sovereign
Cameroon	239	239	–	292	282	10
Serbia-Montenegro	196	168	28	193	174	19
Ivory Coast	151	151	–	162	162	–
Argentina	53	3	50	–	–	–
Democratic Republic of the Congo	46	46	–	46	46	–
Pakistan	–	–	–	92	30	62
Other	214	96	118	292	142	150

Subtotal	899	703	196	1,077	836	241

Commercial
Aerospace	697	1	696	126	1	125
Energy	189	1	188	201	4	197
Advanced Technology and Manufacturing	189	4	185	53	–	53
Telecommunications	120	5	115	158	6	152
Surface Transportation	54	–	54	–	–	–
Other	7	–	7	261	3	258

Subtotal	1,256	11	1,245	799	14	785

Total impaired	2,155	714	1,441	1,876	850	1,026
Less: Specific allowance			556			555

Net impaired loans receivable			$885			$471

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Subsequent to a review of discounted expected future cash flows on loans totaling $274 million, to Serbia-Montenegro ($196 million), Gabon ($43 million) and Ecuador ($35 million), non-accrued capitalized interest of $45 million was recognized as loan interest income in 2004 thereby increasing loans receivable from $19 million in 2003 to $64 million in 2004.

When sovereign borrowers experience financial difficulties and are unable to meet their debt obligations, sovereign creditors, including the Government of Canada, agree at an international forum, the Paris Club, to formally reschedule the borrower’s debt obligations. From time to time and on a case-by-case basis, the most heavily indebted sovereign borrowers are granted debt reduction or debt service relief by the Government of Canada. The granting of debt reduction or relief by the Paris Club is contingent upon the sovereign borrower’s ability to implement and maintain economic programs outlined by the International Monetary Fund.

In the past, the Government of Canada has reimbursed the Corporation an amount equal to the debt relief granted by the Government of Canada to the Corporation’s sovereign borrowers. The formula for calculating the amount to be paid to the Corporation was amended effective April 1, 2001 in two ways. Firstly, for new loans issued by the Corporation after March 31, 2001 to sovereign borrowers which were on the Paris Club debt relief list as at April 1, 2001, the Government of Canada has no obligation to compensate the Corporation for further debt relief granted to such borrowers. Secondly, for any debt reduction for new loans resulting from unilateral debt relief measures or new debt reduction for obligations contracted prior to April 1, 2001, EDC will share in the costs of debt forgiveness to the amount of its appropriate specific allowances on the loans.

Amounts received for debt relief arrangements on sovereign impaired loans are credited to the book value of the loans similar to the treatment accorded to other receipts on impaired loans. To the extent that amounts received exceed the book value of the loans as a result of non-accrued capitalized interest, debt relief income is recorded, and any provisions are returned to income.

Payments received from the Government of Canada for debt relief for sovereign loans totaled $62 million in 2004 (2003 – $110 million) and related to Cameroon ($46 million), Ghana ($8 million), Senegal ($4 million), Democratic Republic of the Congo ($2 million) and Guyana ($2 million). These amounts are not included as receipts from borrower countries in the table below since the payments were received from the Government of Canada, not the borrower country.

The following cash flows pertain to impaired loan debtors and represent, in the case of sovereign receipts, the long-term efforts of multilateral rescheduling arrangements through the Paris Club. The largest receipts for impaired loans including contractual principal and interest from borrowers were as noted:

($ in millions)	2004		2003

Sovereign		Sovereign
Ecuador	5	Kenya	16
Kenya	2	Russia	9
Gabon	2	Ecuador	6
Other	3	Other	7

Subtotal	12	Subtotal	38
Commercial	146	Commercial	104

Total	$158	Total	$142

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Credit Quality – Insurance

Short-term

Within the short-term programs, there was a 6% increase from 1% to 7% in the proportion of below investment grade exposure in 2004 over the 2003 levels.

The increase in below investment grade exposure was partly the result of the upgrading of Peru and Brazil from speculative to below investment grade.

Medium-term

Within the medium-term program, there was a 7% increase from 8% to 15% in the proportion of medium investment grade exposure as well as a 4% decrease from 13% to 9% in the proportion of speculative exposure in 2004 over 2003 levels.

The increase in medium investment grade exposure in 2004 was partly the result of the upgrading of Algeria and Israel from below investment grade to medium investment grade.

The decrease in speculative grade exposure in 2004 was partly the result of the upgrading of Peru and Brazil from speculative grade to below investment grade.

Claims Experience

($ in millions)	2004	2003

Claims paid	64	76
Claims recovered	24	30

Net claims	$40	$46

In 2004, the Corporation paid 1,609 claims in 61 countries. During the same period in 2003, the Corporation paid 1,985 claims in 62 countries.

There was a 16% decrease in the dollar value of claim payments to $64 million in 2004 and a 19% decrease in the number of claims paid from 2003. The average amount paid per claim increased to $40 thousand in 2004 from $38 thousand in 2003.

The decrease in claims in 2004 was generally associated with the improving risk of the international commercial environment especially in Western Europe and the United States where several years of record high bankruptcies and commercial defaults had previously been experienced. The claims paid were also spread over the total spectrum of industrial sectors and countries with no significant sectorial or geographic “trouble” spots having developed.

In 2004, EDC recovered in total $26 million (2003 – $32 million) of which $2 million was refunded to exporters (2003 – $2 million).

The claims paid as a percentage of insurance policies outstanding over the past five years has averaged 0.85%.

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Size Concentration

($ in millions)			2004				2003
	$of	Number of		Claims	$of	Number of	Claims
	claims paid	claims paid		recovered	claims paid	claims paid	recovered

$0 – $100,000	18	1,530		20	23	1,878	26
$100,001 – $1 million	15	68		2	25	100	1
Over $1 million	31	11		2	28	7	3

Total	$64	1,609		$24	$76	1,985	$30

Insurance Claims Paid by Geographic Market

($ in millions)					2004					2003
			Call on					Call on
Geographic market	Default	Insolvency	a bond	Other	Total	Default	Insolvency	a bond	Other	Total

North America/ Caribbean*	37	8	5	–	50	34	10	–	–	44
Europe	4	–	4	–	8	2	2	1	–	5
Middle East/Africa	–	–	3	–	3	4	–	18	–	22
South America/ Central America	1	–	–	1	2	2	–	–	1	3
Asia/Pacific	1	–	–	–	1	1	–	1	–	2

Total	$43	$8	$12	$1	$64	$43	$12	$20	$1	$76

*	Includes Mexico

Default Risk

Default is defined as the failure of the buyer to pay by the due date all or any part of the gross invoice value of goods delivered to and accepted by the buyer.

Default claim payments with respect to losses in the United States increased from 2003 ($2 million) and increased payments for losses in Mexico and Canada ($1 million each) account for most of the change in claim payments in North America/Caribbean.

The majority of the increase in claim payments in Europe is due to an increase in losses from 2003 in Italy ($1 million).

The decrease in claim payments in Middle East/Africa for default risk is mainly due to a decrease in claim payments for losses in Saudi Arabia ($2 million).

Insolvency Risk

Insolvency of the customer occurs when the customer has reorganized his/her financial affairs under the bankruptcy or insolvency laws of his/her country.

The decrease in insolvency claims paid within North America/Caribbean is mainly due to a decrease in claim payments for losses in the United States ($3 million).

The majority of the decrease in claim payments in Europe is due to a decrease in losses from 2003 in France ($1 million).

Call on a Bond

Call on a bond is the unilateral decision by the beneficiary of a stand-by letter of credit (the bond), issued on behalf of an exporter and in relation to its contract obligations, to demand the immediate payment of the face amount thereof.

The increase in claim payments in North America/Caribbean is mainly due to an increase in payments for losses in the United States ($4 million).

The claim payments for losses in France have increased from 2003 ($3 million) while the claim payments for losses in Denmark have decreased from 2003 ($1 million), which accounts for most of the change in claim payments in Europe.

The decrease in claim payments in Middle East/Africa is mainly due to a decrease in payments for losses in Iran ($18 million) offset by an increase in claim payments for losses in Saudi Arabia ($2 million).

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Industry Concentration

The largest portion of the claims paid in 2004 were in the financial institutions sector, primarily in the United States ($8 million) and France ($3 million). Within the mining, infrastructure development and services sector, the claims paid were mainly in the United States ($9 million).

In 2003, the largest portion of the claims paid were in the financial institutions sector, mainly in Iran ($18 million) and the United States ($7 million).

Claims Submitted

Over the past three years, the value of claims submitted has decreased from $232 million in 2001 to $90 million in 2004. In addition, the number of claims submitted decreased from 2,571 in 2001 to 2,238 in 2004. The five countries with the largest claims submitted in 2004 were the United States ($53 million), France ($8 million), Canada ($5 million), Saudi Arabia ($3 million) and South Korea ($2 million).

At the end of 2004, the value of the claims requests that were still under consideration was $38 million (2003 – $52 million). The largest concentrations are related to claims pending for losses in Iran ($18 million), the United States ($6 million) and France ($4 million).

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Allowance for Losses on Loans, Loan Commitments and Guarantees

EDC’s allowance for losses on loans, loan commitments and guarantees was $3,122 million at December 31, 2004, a decrease of $640 million from 2003. The decrease was due to a reversal of provision for loan losses of $312 million along with foreign exchange translation of $258 million and write-offs of $70 million (2003 – $98 million). The reversal of provision was mainly due to improvements in the credit quality of EDC’s borrowers and a decline in the portfolio.

The allowance as a percentage of total exposure has decreased to 11.9% in 2004 (2003 – 13.0%). Economic upturn experienced in global markets caused a general decrease in all sectors in this percentage. However, airline downgrades and continued financial uncertainty resulted in an increase in the allowance as a percentage of total exposure in the aerospace sector from 20% in 2003 to 23% in 2004. As well, new impaired loans of $760 million (2003 – $405 million) caused an increase in provisioning. Counterparties in the aerospace sector (80%), energy (8%) and surface transportation (7%) represent 95% of the total impairment.

The current provisioning methodology is comprised of various components of the total allowance which allows EDC to adequately provide for increased risks to specific counterparties, countries and industries. These are represented by the counterparty concentration, country overlay, and industry overlay components, and are explained in more detail in the following sections.
Allowance as a Percentage of Total Exposure
Allowance Components
Base general — 55% Specific/Exinvest — 20% Counterparty concentration — 16% Industry overlay — 7% Country overlay — 2%

Counterparty Concentration Overlay

A concentration component is added to adequately provision for sovereign and commercial counterparties whose level of exposure is deemed by management to represent an increased amount of risk. A counterparty whose exposure exceeds 10% of EDC’s shareholder’s equity will attract a concentration component calculated on the portion of exposure over that threshold. The allowance on this portion of exposure is calculated at the base allowance rate for that counterparty. The threshold is set based on external benchmarks for commercial chartered banks.

EDC had a concentration overlay of $513 million at the end of 2004 compared to $578 million a year earlier. In early 2004, several aerospace obligors were downgraded. The impact of these downgrades was an increase in the base provision rate and the corresponding concentration overlays increased by $79 million. However, this increase was partially offset by the impact of the stronger Canadian dollar which caused a reduction of $40 million to the overlay. In addition, a shrinking portfolio and the strengthening of the Canadian dollar resulted in fewer counterparties exceeding the threshold in 2004 and a lower overlay than a year ago for those counterparties whose exposure did exceed the threshold since the threshold is based on EDC’s shareholder’s equity which is denominated in Canadian dollars, while the counterparty exposure is denominated in US dollars.
Counterparty Concentration Overlay
Aerospace — 84% Indonesia — 4% Venezuela -2% Other — 10%

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Country Overlay

A country overlay component is added for exposure to countries with negative outlooks that are experiencing economic downturns or recession. Correspondingly, a country overlay component is removed from the allowance for exposure to those countries with positive outlooks that are showing positive economic conditions. For countries with either negative or positive outlooks, the full impact of the economic downturn or upswing is often not reflected in current credit ratings. This is due to timing issues for financial uncertainties that are often not reflected in credit ratings for up to two years after this economic condition begins. The amount of overlay is directly related to the amount of exposure, both sovereign and commercial, in every country with a negative or positive outlook. An incremental allowance is based on the current allowance and probability of a downgrade. When a country’s outlook changes to stable, a reversal of the overlay is amortized over the subsequent two years.

EDC had a country overlay of $57 million at the end of 2004, a decrease of $98 million from the 2003 level of $155 million, of which $11 million is the result of the strengthening of the Canadian dollar.

The overlays were reduced in 2004 reflecting improved economic conditions and a stable outlook. The overlay for Venezuela changed from an increase in the allowance in 2003 to a reduction of the allowance in 2004 reflecting the improved outlook for the country.
Country Overlay
($ in millions)
United States
Dominican Republic
Brazil
Venezuela
Other
2004 2003

Industry Overlay

An industry overlay component is added to reflect the risk of economic downturns being experienced by companies in certain industries that are on credit watch or have negative outlooks. It is believed that companies in these industries have a greater risk than is reflected in current credit ratings. This is due to timing issues for financial difficulties that may not be reflected in current financial results, or for companies that are expected to be downgraded in the near future. The amount of overlay is directly related to the amount of exposure to each company and the likelihood of a subsequent downgrade. Based on the probability of the downgrade and the likely credit rating, an appropriate amount of incremental allowance is added.

The aerospace industry comprises 81% (2003 – 79%) of the total industry overlay and reflects the financial uncertainty that many aerospace entities continue to experience and which may result in further credit deterioration. The telecommunications industry represents 8% of the total industry overlay, down from 13% in 2003. The overlay was reduced in 2004 since the majority of the anticipated downgrades have occurred and the outlook for EDC’s telecommunications obligors is stable.
Industry Overlay
Aerospace — 81% Telecommunications — 8% Other — 11%

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Allowance for Claims on Insurance

As at December 31, 2004, the allowance for claims on insurance was $548 million, a decrease of $44 million or 7% over the 2003 allowance of $592 million. During 2004, $98 million was charged to the income statement for the provision for credit losses relating to claims on insurance. This was offset by charges to the allowance of $48 million due to write-offs of recoverable claims paid, a decrease in reinsurance of $61 million, claims expenses of $6 million and a foreign exchange translation impact of $27 million due to the stronger Canadian dollar.

Included in the allowance for claims on insurance is $59 million (2003 – $120 million) which represents the allowance for potential claims on insurance policies that have been ceded by EDC to reinsurance companies. These amounts are also recorded as an asset on the balance sheet as they represent the reinsurers’ share of EDC’s allowance for claims. If EDC were required to pay out a claim on these policies EDC would recover this claim payment from the reinsurer. The decrease from 2003 is mainly due to a substantial reduction in concentration risk within the political risk insurance program. The allowance for claims on insurance net of reinsurers’ share is $489 million (2003 – $472 million).

Fifty-nine per cent ($28 million) of the total unrecoverable portion of claims paid amount was attributable to short-term insurance claims.

The net allowance as a percentage of net insurance policies outstanding has remained within a range of 3.5% to 4.1% averaging 3.9% over the last five years. The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. The actuarial valuation uses simulation techniques and is based on assumptions (frequency of claim and severity of loss) relevant for each insurance program separately and is derived from the Corporation’s own experience. Moreover, the allowance includes a provision for adverse deviation such that it will be sufficient to cover all expected losses 19 times out of 20.
Unrecoverable Portion of Claims Paid by Geographic Market
North America & Caribbean* — 78% Europe — 18% Asia/Pacific — 4% * Includes Mexico

Allowance as a % of Insurance Policies Outstanding (net of reinsurance)

Credit Quality – Investments and Derivative Financial Instruments

The Department of Finance sets out guidelines that define the minimum acceptable counterparty credit rating pertaining to EDC’s investments and derivative financial instruments. In addition, EDC has policies which are reviewed and re-approved annually by the Board, and procedures which establish credit limits for each counterparty, which are reviewed by management no less than annually. Both the policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

EDC’s interest-bearing deposits and investment portfolio expose EDC to the risk that the deposit-taking institutions or the investment issuer will not repay EDC in accordance with contractual terms. EDC’s potential deposit and investment credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of EDC’s deposit and investment credit exposure.

($ in millions)
	Remaining term to maturity
	Under 1	1 to 3	Over 3	2004	2003
Credit rating	year	years	years	net exposure	net exposure

AAA	991	268	438	1,697	1,254
AA+	1	2	—	3	4
AA	223	—	—	223	10
AA-	498	—	—	498	428
A+	426	29	18	473	775
A	—	—	—	—	105

Total	$2,139	$299	$456	$2,894	$2,576

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Derivatives expose EDC to the risk that the counterparty will not repay EDC in accordance with contractual terms. EDC’s potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value.

EDC operates a collateral program to mitigate credit exposure related to swaps used to hedge risk within EDC’s funding program. All swaps are transacted with high credit quality financial institutions. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make payment to the other to compensate for the movement in rates. In order to mitigate this risk, EDC has entered into a collateral agreement with financial institutions with whom EDC undertakes swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities are posted with an independent third party. At December 31, 2004, $1,123 million was posted as collateral by EDC’s counterparties to mitigate credit risk associated with swap agreements.

The following table provides a breakdown, by credit rating and term to maturity, of EDC’s derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (master netting agreement) that allows EDC to offset the counterparty’s derivative credit exposure to EDC against EDC’s credit exposure to that same counterparty. After applying both exposure netting and collateral held EDC’s net exposure is $632 million (2003 – $646 million).

($ in millions)
	Remaining term to maturity
	Under 1	1 to 3	Over 3	Gross	Exposure	Collateral	2004 net	2003 net
Credit rating	year	years	years	exposure	netting*	held	exposure	exposure

AAA	—	44	54	98	(2)	—	96	107
AA+	—	—	13	13	(7)	—	6	5
AA	6	134	5	145	(21)	—	124	88
AA-	22	224	1,006	1,252	(33)	(894)	325	304
A+	38	28	250	316	(11)	(229)	76	138
A	—	—	5	5	—	—	5	4

Total	$66	$430	$1,333	$1,829	$(74)	$(1,123)	$632	$646

*	As a result of master netting agreements

Credit risk for investments and derivative financial instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Market Risk

Market risk is the likelihood of loss to EDC as a result of movements in interest and foreign exchange rates and the risk that funds will not be available to meet corporate obligations.

The foundation of market risk management at EDC is the Market Risk Management Framework which outlines the Corporation’s interest rate and foreign exchange limits; liquidity; investment; debt funding; derivatives and structured notes policies; and credit granting, monitoring and limits for Treasury counterparties. The management of credit risk related to Treasury counterparties has been discussed under the Credit Risk section. The framework is reviewed annually by Management’s Asset Liability Management Committee and the Board Risk Management Committee and requires annual Board re-approval of the policies contained therein.

Asset Liability Management

Asset liability management consists of managing the market risks of EDC’s borrowing and lending activities. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer oversees and directs the management of market risks inherent within EDC’s normal business activities. The Risk Management Committee of the Board reviews all market risk management risk policies annually.

Interest Rate Risk

Interest rate risk is the risk inherent within the asset liability management activities of EDC. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities both on- and off-balance sheet, as well as from embedded optionality in those assets and liabilities. Interest rate swaps are the primary instrument used to modify the characteristics of balance sheet instruments and to hedge interest rate exposures.

The objective of interest rate risk management is to ensure stable and predictable earnings over time. When asset and liability principal and interest cash flows have different interest payment or maturity dates, EDC is exposed to interest rate risk.

EDC’s exposure to interest rate risk depends upon the size and maturity of the mismatched positions. New business volumes and how actively borrowers exercise options also impact exposure.

Interest rate risk is measured by simulating the impact of a 100 basis point change on both EDC’s net interest income (NII) and economic value (EV).

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Interest Rate Sensitivity

($ in millions)
Interest rate change	+100 Basis Points	- 100 Basis Points

Change in net interest income	(18)	18
Change in economic value	(479)	523

Foreign Exchange Risk

Foreign exchange risk is the exposure of the Corporation’s net interest income and market value to adverse movements in foreign exchange rates. Foreign exchange risk exists where there is a mismatch between assets and liabilities in any currency. EDC manages foreign exchange risk within Board approved policies with the objective of minimizing foreign exchange losses.

EDC’s foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board of Directors. EDC reports on its foreign exchange risk on a quarterly basis to the Asset Liability Management Committee, and to the Risk Management Committee of the Board.

In addition to managing within the guidelines and policies described above, EDC also has supplemental operational limits and reporting requirements. Management of foreign exchange rate risk is enabled through daily and monthly risk position reporting and monthly limit monitoring and exception reporting.

Derivatives

EDC uses a variety of derivatives to manage costs, returns and levels of financial risk associated with its funding, investment and risk management activities. The principal purpose of EDC’s use of derivatives is to hedge against foreign exchange and interest rate risk. EDC’s use of derivatives may include, but is not restricted to, currency and interest rate swaps, foreign exchange contracts and equity index swaps. EDC does not use derivatives for speculative purposes.

EDC does not engage in the use of derivatives whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market Risk Management department formally reviews EDC derivative financial instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

The use of any new derivative product is reviewed and reported separately by the Market Risk Management department. Transactions deemed to be new transaction types require endorsement by a cross-functional New Transaction Type Panel prior to execution as per the Corporation’s Derivatives and Structured Notes Policy.

Funding

Derivatives are used to achieve reduced fixed rate or sub-LIBOR floating rate funding costs. An example would be issuing an EDC bond in a foreign currency, on a fixed interest rate basis and entering into a currency and interest swap with a creditworthy counterparty to achieve low-cost floating rate US dollar denominated debt, thereby replacing the foreign currency denominated payment obligations with US dollar denominated obligations. The combination of the bond issue and swap would deliver a more favourable cost of funding than could be achieved using a straight US dollar floating rate bond issue.

Investing

Derivatives are used to maximize yields on investments. For example, rather than invest directly in a three month US dollar treasury bill, EDC may obtain a higher yield by investing in a Euro term deposit, where US dollars are converted to Euros. At maturity the maturing term deposit is swapped back into US dollars. This structure uses a forward foreign exchange contract to enhance the investment yield.

Risk Management

Derivatives are used to hedge risks by diversifying concentrated exposures. For example, EDC might balance the proportion of fixed to floating assets in its portfolio, using interest rate swaps in order to diversify interest rate risk.

The following table indicates the fair value based upon maturity of EDC’s derivatives:

($ in millions)	Positive	Negative	Net

Maturity less than 1 year	66	(75)	(9)
Maturity 1 – 3 years	430	(11)	419
Maturity 4 – 5 years	316	(5)	311
Maturity in excess of 5 years	1,017	(102)	915

Gross fair value of contracts	$1,829	$(193)	$1,636

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Liquidity Risk

Liquidity risk is the risk that EDC is unable to honour daily cash outflow commitments or the risk that EDC would have to obtain funds rapidly, possibly at an excessively high premium. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities; and liquidity risk due to the characteristics of credit commitments.

Liquidity management for EDC is the responsibility of Treasury. The established framework consists of policies, limits and independent monitoring of liquidity. Pursuant to its risk management policies, EDC must maintain sufficient liquidity to meet the following six months’ net cash outflow requirements without accessing the capital markets (i.e. bond issuance). Within the overall policy framework, EDC manages its liquidity risk both within the overall policy limits and also within supplemental operational limits and reporting. The Market Risk Management department provides ongoing measuring and reporting to senior management on EDC’s actual liquidity position against this minimum limit on a monthly basis and to the Risk Management Committee of the Board on a quarterly basis.

EDC maintains liquidity through a variety of methods:

▶	Cash and Marketable Securities: EDC holds cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2004, the average balance of cash and marketable securities was $3,104 million.

▶	Access to Commercial Paper Markets: In the course of EDC’s normal activities, the Corporation’s commercial paper programs provide it with the necessary liquidity to meet its cash requirements on a daily basis. During 2004, the average balance of short-term debt was $2,199 million with a turnover of 20 times.

▶	Standby Credit Facility: As a contingency, EDC also maintains a minimum US $1 billion standby revolving credit facility to further ensure its liquidity. To date, it has not been necessary to use this facility.

Operational Risk

Operational risk is defined as the risk of direct or indirect loss resulting from the organizational environment, or external events and relations, or inadequate internal processes, people or systems. Operational risk includes risk to EDC’s reputation and the risk of not meeting EDC’s mandate or regulatory requirements.

Primary responsibility for the day-to-day management of operational risk lies with business unit management with support from specialist groups such as Information Systems, Human Resources, Corporate Finance and Control, and Legal. Business unit management is responsible for ensuring that appropriate procedures, internal controls and processes are established to manage operational risks and to comply with corporate policies. A variety of supporting programs are in place to provide additional assurance that operational risks are appropriately managed. Some of these programs are highlighted below.

Self-assessment of Risk and Controls

EDC is currently in the process of establishing an Operational Risk Management Framework including the development of a methodology of risk and control self-assessment. The proposed methodology would divide the Corporation into entities linked by product, process, function, activity or project. Each entity would complete a self-assessment to determine: i) key risks based on the impact the occurrence of the risk would have on the entity’s ability to achieve its objectives and likelihood of the risk occurring, ii) controls in place to mitigate the risks, and iii) the residual risk level that remains taking into account the controls. Action plans would guide the migration of residual risk to an acceptable level when risks are deemed too high.

Independent Evaluation

Independent evaluation of the appropriateness and effectiveness of internal controls is conducted by the Internal Audit and Evaluation Department with results being communicated to the Executive Management Team, the Audit Committee of the Board and the Board of Directors.

Business Continuity Plan

EDC has had a mature and comprehensive Business Continuity Plan (BCP) in place since 1998. We have carried out diligent testing covering all aspects of our BCP at least annually, including command and control, supplier performance, infrastructure restart and recovery and, most importantly, the effectiveness and viability of the plans for our business teams. EDC has activated its BCP plan on more than one occasion and it has performed extremely well, maintaining our business and service to our customers with minimal disruption.

Corporate Social Responsibility

EDC’s commitment to Corporate Social Responsibility is built upon five essential pillars: business ethics, the environment, transparency, community investment and organizational climate. EDC has made significant investments in time and resources on all of these fronts and has made CSR a central part of its ongoing business strategy. We recognize that growth and sustainability must be addressed simultaneously and that CSR is intrinsic to achieving sustainable trade. EDC strives to maximize Canadian exporter growth potential, while promoting a cleaner environment and acting in accordance with the highest ethical standards as well as investing in our communities and our employees.

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Employee Opinion Survey

A key method by which EDC monitors its exposure to people-related operational risks is the bi-annual Employee Opinion Survey (EOS). The EOS gives EDC a mechanism to gather employee input on climate conditions that enable or inhibit our key drivers of performance. These results drive action plans to build on our strengths and support our corporate values.

Capital Management

EDC uses different measures to determine the amount of risk undertaken by the Corporation in respect of credit, market and operational risks. One of these measures, demand for capital, allows EDC to measure risks on a common basis.

Capital adequacy is a measurement of the demand for capital, that is, the amount of capital required to cover the credit, market and operational risks taken by the Corporation compared to the supply of capital or the existing capital base. The demand is calculated by an Economic Capital model which forecasts the capital required to cover the extreme value of potential losses arising from credit, market and operational risk on lending, insurance and treasury operations. The supply is determined by our financial statements and consists of paid in share capital, retained earnings (excluding the impact of unrealized fair value adjustments on derivatives) and allowances. EDC targets a level of economic Capital to sufficiently cover potential losses at levels consistent with a rating standard of AAA.

The following table represents the breakdown of the demand of EDC’s capital by type of risk in comparison to the supply of capital. Over the last twelve months EDC’s capital position has gone from a slight underachievement to overachievement of its AAA solvency rating target.

($ in millions)
Demand for Capital	2004	2003

Credit risk	5,017	4,685
Market risk	1,435	1,554
Operational risk	319	335

Total demand	$6,771	$6,574

Supply of capital	$6,965	$6,489

EDC rating	AAA	AA+

($ in millions)
Capital ratios	2004	2003

Tier 1 capital
Paid in share capital	983	983
Retained earnings*	2,351	1,252

Total tier 1 capital	3,334	2,235

Tier 2 capital
Allowances	3,631	4,254

Total capital	$6,965	$6,489

Tier 1 to risk weighted assets (exposure)**	13.2%	8.3%
Total capital to risk weighted assets	27.5%	24.2%
Total equity to total assets	16.1%	10.6%

*	Retained earnings excludes impact of unrealized fair value adjustment for derivatives.

**	Risk weighted exposure: Internally developed models are used to determine the risk weights to reflect five risk parameters: probability of default, severity of loss in the event of default, term of the exposure, size of the exposure and spread of risk concentration. Risk weighted exposures are then measured based on the risk weights.

Future Direction

Risk Management practices across the global banking industry continue to evolve in sophistication and relevance to decision making. The Bank for International Settlements’ Capital Accord, commonly referred to as Basel I (International Convergence of Capital Measurement and Capital Standards; Basel Committee on Banking Supervision (July 1988), as amended) originally developed in 1988 by the Basel Committee on Banking Supervision, marked the first step toward soundness and stability of the international banking system. More recently, the Basel Committee on Banking Supervision has developed a revised framework, Basel II (International Convergence of Capital Measurement and Capital Standards: A Revised Framework; Basel Committee on Banking Supervision – June 2004), designed to promote the adoption of stronger risk management practices. Presently scheduled for parallel testing by the banking industry in 2007 and full implementation in 2008, the framework will establish a new standard for commercial bank soundness.

Though EDC is not subject to the regulatory requirements applicable to the commercial banking industry, the Basel II framework is an important guideline and reference point in the ongoing development of EDC’s risk management practices and policies.

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The heart of such practices is capital adequacy. The goal of the risk management practices and processes of EDC is to ensure that EDC has at all times sufficient capital to fulfill its mandate and sustain continued risk capacity for Canadian exporters and investors.

While risk management is a continually evolving competency for EDC, the goal of risk management is a constant. The ability to fully characterize, quantify and manage risk in capital terms is the guiding objective for all future enhancements. EDC’s plans call for development of a more comprehensive capital adequacy framework, more active portfolio management in respect of risk capacity and capital growth, expanded risk partner networks to enable active portfolio management and finally, more advanced technology based solutions that will support and accelerate the increasing demands expected in achieving EDC’s capital management and risk capacity.

Critical Accounting Policies and Estimates

A summary of significant accounting policies can be found in note 2 to our December 31, 2004 consolidated financial statements. The accounting policies discussed below are considered particularly important, as they require management to make certain assumptions and estimates based on information available as at the date of the financial statements. EDC has established procedures to ensure that accounting policies are applied consistently and that the process for changing methodologies are well controlled, and occur in an appropriate and systematic manner. Critical accounting estimates include the allowance for losses on loans, loan commitments and guarantees, the allowance for claims on insurance and financial instruments measured at fair value. Assumptions made for pension and other benefit plans are discussed in the Employee Future Benefits and Other Benefit Plans section in note 23 of the financial statements.

Allowance for Losses on Loans, Loan Commitments and Guarantees

The allowance for losses on loans, loan commitments and guarantees represents management’s best estimate of probable credit losses. The allowance includes both general and specific components. Management determines the allowances using various assumptions based on its assessment of the impact of recent events and changes in economic conditions and trends. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the general allowance is to provide an estimate of probable incurred losses inherent in the loans portfolio that as yet have not been identified on an individual loan basis. Management judgment is required with respect to management’s assessment of probabilities of default, loss severity in the event of default, review of credit quality for internally rated obligors as well as the impact of industry trends and risk concentrations on the portfolio and the required allowance.

Specific allowances are established on an individual loan basis for loans that management has determined to be impaired. When a loan is considered impaired the carrying value of the loan is reduced to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows, residual values of underlying security, as well as the initial judgment as to whether the loan is impaired or performing.

Additional information on the methodology for determining allowances for losses on loans, loan commitments and guarantees can be found in note 2 to the financial statements on page 82 of this annual report.

Allowance for Claims on Insurance

The allowance for claims on insurance represents the estimated future claims of the Corporation under the terms and conditions of its insurance policies. The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. This valuation uses simulation techniques and management’s assumptions relevant for each insurance program separately and is derived from the Corporation’s own experience. Management judgment is required in estimating the variables that are part of the actuarial calculation of the allowance. These variables include the frequency of claims, severity of loss and discount rates used. Management judgment is also used in selecting the confidence level for adverse deviation.

Financial Instruments Measured at Fair Value

In accordance with GAAP, certain financial instruments are recognized on the balance sheet at their fair value. These financial instruments are comprised of trading portfolio securities and derivative financial instruments. Fair value is defined as the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

The fair value of trading portfolio securities is estimated using observable market prices. If such prices are not available, a valuation model is used that is consistent with accepted economic pricing methodologies. The fair value of derivative financial instruments is calculated using established industry-standard pricing models since these derivative financial instruments are not actively quoted in the market. In determining the assumptions to be used in our pricing models, we rely primarily on observable market inputs including, but not limited to, current market spot and forward exchange rates as well as current market swap rates.

The use of methodologies, models and assumptions in measuring the fair value of these financial assets and liabilities is governed by the Corporation’s Market Risk Management department, which is not involved in trading the financial assets and liabilities and therefore provides an independent valuation. The Corporation’s accounting functions utilize these independent valuations in recognizing and measuring the transactions of the Corporation.

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Change in Accounting Policy

As described in note 3 to the financial statements, the Corporation’s accounting policy for derivative financial instruments changed in 2004 as a result of new accounting standards issued by the CICA. The new accounting standards require reporting entities to recognize derivative financial instruments on the balance sheet at their fair value with changes in fair value reflected in net income, unless the derivative financial instrument is hedging exposures as specified in the new accounting standards.

The Corporation’s derivative financial instruments, all of which are held to maturity, are used to manage its risks; most notably to convert the debt issued in various currencies other than the US dollar, into US dollars, the currency in which the majority of the Corporation’s export financing operations are transacted. In the Corporation’s view, these derivative financial instruments are hedges since the cash flows from the debt are exactly offset in amount and timing by the non-US dollar cash flows of the derivative financial instrument. However, under the new accounting standards, these derivative financial instruments are not considered hedges because they convert debt into US dollars, while EDC’s currency of measurement is the Canadian dollar.

As a result, the Corporation now recognizes all derivative financial instruments on the balance sheet at their fair value with changes in fair value reflected in net income. Prior to 2004, the Corporation used an accrual basis of accounting for derivative financial instruments.

Due to the implementation of the new accounting standards, in 2004, the Corporation recognized on the balance sheet an increase in derivative related assets and liabilities of $472 million and $329 million, respectively; and reported an unrealized fair value gain of $143 million on the income statement. This gain is transitory in nature and is not expected to be realized by the Corporation since it reflects volatility in the financial markets to which the Corporation is not economically exposed given that the Corporation holds all derivatives to maturity and cash flows on the derivative financial instruments are matched by cash flows on other non-derivative financial instruments.

Future Accounting Changes

Financial Instruments

The CICA has issued three new accounting standards, Section 1530, Comprehensive Income, Section 3855 Financial Instruments – Recognition and Measurement and Section 3865, Hedges. These pronouncements establish standards for the recognition and measurement of financial instruments. They are effective for fiscal years beginning on or before October 1, 2006, however, early adoption is permitted. EDC is currently assessing the impact of these standards. Detailed information with respect to these guidelines can be found in note 2 to EDC’s December 31, 2004 consolidated financial statements.

Variable Interest Entities

In June of 2003, the CICA issued Accounting Guideline 15 (AcG-15), the Consolidation of Variable Interest Entities. In August 2004, a revised guideline was issued to ensure that AcG-15 was harmonized with FIN 46R, its U.S. GAAP counterpart. AcG-15 provides guidance with respect to applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting rights. AcG-15 will become effective for 2005. During 2004 EDC undertook an assessment of the impact of AcG-15 on its existing portfolio. Based on this assessment, it is not expected that AcG-15 will have a material impact on EDC’s financial statements.

Contractual Obligations

In the normal course of business, EDC enters into contracts that give rise to commitments of future minimum payments.

EDC has two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type represents commitments made by EDC, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding as well as unallocated, confirmed lines of credit.

Purchase obligations include those obligations that are legally binding agreements whereby EDC has agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

The table below provides a summary of the Corporation’s future contractual funding commitments.

($ in millions)
As at December 31, 2004

	Under 1	1 to 3	3 to 5	Over 5
	year	years	years	years	Total

Long-term debt	1,349	4,411	1,579	5,947	13,286
Undisbursed loan commitments	–	2,603	162	29	2,794
Letters of offer accepted and outstanding	–	817	–	–	817
Confirmed LOC	57	226	41	151	475
Operating leases	13	15	4	3	35
Purchase obligations	14	2	1	–	17

Total	$1,433	$8,074	$1,787	$6,130	$17,424

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Financial Reporting Responsibility

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. The consolidated financial statements include some amounts, such as the allowance for losses on loans, the allowance for loan commitments and guarantees, the allowance for claims on insurance and financial instruments measured at fair value, that are necessarily based on management’s best estimates and judgment. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

     In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded and that the operations are carried out effectively. The Corporation has an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

     The Board of Directors of EDC is responsible for the management of the business and activities of the Corporation. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of the Corporation. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.

     Contracts which, in the opinion of EDC, involve risks in excess of that which the Corporation would normally undertake, may be entered into under the authority of the Minister of International Trade and the Minister of Finance where the Minister of International Trade considers them to be in the national interest. Funds required for such contracts are paid to the Corporation by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in note 24 to the Corporation’s consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

     The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

Gilles Ross	Peter Allen, FCA

Acting President	Senior Vice-President
and Senior Vice-President, Legal Services & Secretary	and Chief Financial Officer

February 16, 2005

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A u d i t o r ’ s  R e p o r t

To the Minister of International Trade

I have audited the consolidated balance sheet of Export Development Canada as at December 31, 2004 and the consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Financial Administration Act, I report that, in my opinion, these principles have been applied, except for the change required by Canadian generally accepted accounting principles in the method of accounting for derivative financial instruments as explained in Note 3 to the financial statements that has been applied prospectively for the year ended December 31, 2004, on a basis consistent with that of the preceding year.

     Further, in my opinion, the transactions of the Corporation and of its wholly-owned subsidiary that have come to my notice during my audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of the Corporation and the charter and the by-laws of its wholly-owned subsidiary.

Sheila Fraser, FCA

Auditor General of Canada

Ottawa, Canada
February 16, 2005

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Consolidated Balance Sheet

as at December 31 ($ in millions)	2004	2003

Assets
Cash and Investments
Cash and cash equivalents	74	326
Marketable securities (note 4)	2,742	2,176
Investments (note 5)	68	71
Accrued interest	10	3

	2,894	2,576

Loans Receivable
Net loans receivable (notes 6, 7 and 8)	15,500	16,722
Accrued interest and fees	227	231

	15,727	16,953

Other
Recoverable insurance claims (note 12)	68	74
Reinsurers’ share of allowance for claims (note 13)	59	120
Derivative related amounts (note 20)	1,953	1,366
Other assets	49	68

	2,129	1,628

Total Assets	$20,750	$21,157

Liabilities and Shareholder’s Equity
Loans Payable (note 15)
Loans payable	15,545	17,325
Accrued interest	126	210

	15,671	17,535

Other Liabilities and Deferred Revenue
Accounts payable and other credits	112	145
Deferred insurance premiums	36	36
Derivative related amounts (note 20)	458	142
Allowance for loan commitments and guarantees (note 8)	448	472
Allowance for claims on insurance (note 13)	548	592

	1,602	1,387

Loan Commitments and Contingent Liabilities (notes 9 and 10)

Shareholder’s Equity (note 18)
Share capital	983	983
Retained earnings	2,494	1,252

	3,477	2,235

Total Liabilities and Shareholder’s Equity	$20,750	$21,157

See accompanying notes.

Approved by the Board of Directors

Brian G. Heffernan	Gilles Ross
Director	Director

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Consolidated Statement of Income and Retained Earnings

for the year ended December 31 ($ in millions)	2004	2003

Interest income:
Loans	1,148	1,249
Debt relief (note 22)	43	56
Investment portfolio	63	60

	1,254	1,365
Interest expense	345	404

Net Interest Income	909	961

Insurance Premiums and Guarantee Fees (note 11)	161	147

Other Income (Expense)	(7)	7

Provision for (Reversal of) Credit Losses (note 14)	(214)	784

Income after provision for (reversal of) credit losses	1,277	331

Administrative Expenses	178	173

Income before unrealized fair value adjustment	1,099	158

Unrealized Fair Value Adjustment (note 20)	143	—

Net Income	1,242	158

Retained Earnings
Beginning of year	1,252	1,094

End of year	$2,494	$1,252

See accompanying notes.

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Consolidated Statement of Cash Flows

for the year ended December 31 ($ in millions)	2004	2003

Operating Activities
Net income	1,242	158
Items not affecting cash and cash equivalents
Provision for (reversal of) credit losses	(214)	784
Unrealized fair value adjustment	(143)	—
Increase in accrued interest and fees receivable	(207)	(169)
Decrease in accrued interest and fees payable	(81)	(13)
Decrease/(increase) in derivative related interest receivable	79	(45)
(Decrease)/increase in derivative related interest payable	(10)	5
Other changes	(55)	18

Cash flows from operating activities	611	738

Investing Activities
Loan disbursements	(4,172)	(4,194)
Loan repayments	4,934	4,759
Purchases of marketable securities	(43,351)	(45,944)
Sales/maturities of marketable securities	42,686	46,149
Maturities of investments	3	4

Cash flows from investing activities	100	774

Financing Activities
Issue of long-term loans payable	2,978	4,448
Repayment of long-term loans payable	(4,351)	(4,703)
Increase in derivative related principal receivable	(195)	(1,232)
Increase in derivative related principal payable	444	1,324
Increase/(decrease) in short-term loans payable	163	(1,236)

Cash flows used in financing activities	(961)	(1,399)

Effect of exchange rate changes on cash and cash equivalents	(2)	(58)

Net (decrease)/increase in cash and cash equivalents	(252)	55

Cash and Cash Equivalents
Beginning of year	326	271

End of year	$74	$326

Represented by
Cash	44	3
Treasury bills	30	323

	$74	$326

Supplemental Information

Cash paid for interest	$347	$448

See accompanying notes.

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Notes to the Consolidated Financial Statements

1. Corporate Mandate

Export Development Canada (the “Corporation” or “EDC”), which prior to December 21, 2001 was named Export Development Corporation, was established on October 1, 1969 by the Export Development Act (the “Act”), a statute of the Parliament of Canada that was last amended effective December 21, 2001. The Act provides that the Corporation was established for the purposes of supporting and developing, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade and to respond to international business opportunities. The Corporation is accountable for its affairs to Parliament through the Minister of International Trade.

EDC incorporated Exinvest Inc. as a wholly-owned subsidiary (the “Subsidiary”) under the Canada Business Corporations Act in 1995. The activities of the Subsidiary have been consolidated with those of the Corporation.

The earnings of the Corporation and its Subsidiary are not subject to the requirements of the Income Tax Act.

The Corporation is subject to a limit imposed by the Act on its contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times the authorized capital of the Corporation and $20.0 billion, which amount may be varied in an appropriation act. As at December 31, 2004, the amount of these contingent liabilities is $14.9 billion (2003 – $13.9 billion restated – see note 10).

EDC is for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments issued by the Corporation are obligations of Canada. The Act allows the Corporation to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) its current paid-in capital and (b) the retained earnings of the Corporation determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2004 is $33.5 billion (2003 – $31.2 billion), against which borrowings amounted to $15.5 billion (2003 – $17.3 billion).

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Export Development Canada have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to Canadian GAAP.

Measurement Uncertainty

To prepare the Corporation’s financial statements in accordance with Canadian GAAP, it is necessary for management to make assumptions and estimates based on information available as at the date of the financial statements. The more significant of these estimates are the allowance for losses on loans, loan commitments and guarantees (note 8), the allowance for claims on insurance (note 13) and financial instruments measured at fair value.

Management determines the allowances using various assumptions, based on its assessment of the impact of recent events and changes in economic conditions and trends. These assumptions include probability of default, loss severity in the event of default and various formulas based on credit quality of counterparties. The allowance estimates are reviewed periodically during the course of the year as required and in detail as at the date of the financial statements. Actual losses on loans and liabilities for contingencies incurred may vary significantly from management’s estimates. The uncertainty in the estimation process arises, in part, from the use of historical data to identify and quantify credit deterioration. While historical data may be the most reliable basis available to calculate these amounts, economic events may occur in the near term that render previous assumptions invalid and cause a material change to management’s estimates.

Estimates are also made in the determination of the fair values of the Corporation’s financial instruments, particularly concerning the amount and timing of future cash flows and discount rates. The uncertainty in this valuation process arises mainly from the use of rates including forward exchange rates and swap rates which are current at a point in time but change as financial market conditions change. If actual results differ from these estimates, the impact would be recorded in future periods.

Cash and Cash Equivalents

Cash equivalents represent short-term highly liquid investments that are readily convertible into cash and that are subject to an insignificant risk of changes in value. Cash and cash equivalents on EDC’s balance sheet comprise cash and treasury bills. Cash flows arising from transactions in a foreign currency are translated at the yearly average exchange rate on the consolidated statement of cash flows.

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Marketable Securities

The Corporation holds marketable securities for liquidity purposes. The size and nature of the marketable securities portfolio is governed by Board approved policy. EDC’s marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency (Standard & Poor’s (S&P), Moody’s or Dominion Bond Rating Service (DBRS)) of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions greater than three years.

Marketable securities are divided into two portfolios, the held-to-maturity portfolio and the trading portfolio, to reflect management’s intent with respect to these securities. Performance for both portfolios is measured against appropriate benchmarks.

Held-to-maturity portfolio securities are comprised of debt securities originally purchased with the intention of being held to maturity but may be sold in response to changes in liquidity needs, changes in interest rates, changes in credit risk or to rebalance the portfolio to match its benchmark index. These securities are carried at amortized cost with coupon interest and straight-line amortization of premiums and discounts recorded in investment portfolio interest income. Gains and losses on sales of these securities are recognized as other income. In the case of a significant and other than temporary loss in the value of a held-to-maturity portfolio security, the security would be written down in value at the time of impairment.

Trading securities are comprised of debt securities bought and held principally for the purpose of selling them in the near term. These securities are carried at fair value. Realized and unrealized gains and losses on these securities are included in other income. For the purposes of determining gains and losses, the carrying cost of trading securities is calculated on an average cost basis.

Investments

Investments are comprised of restricted cash and debt securities held by EDC’s subsidiary Exinvest and notes issued by related parties. The debt securities and notes are intended to be held to maturity and are carried at amortized cost, with coupon interest and straight-line amortization of premiums and discounts recorded in investment portfolio interest income. In the case of a significant and other than temporary loss in the value of an investment, the investment would be written down in value at the time of impairment.

Net Loans Receivable

Net loans receivable are stated net of non-accrued capitalized interest, deferred loan revenue, and the allowance for losses on loans. Non-accrued capitalized interest is a contractually determined amount typically representing rescheduled interest that would have been recognized on loans to borrowers if those loans were performing. These amounts are not recognized as income while a loan is impaired, unless the carrying value of a loan is determined to be unreasonably low based on estimated discounted cash flows. Rescheduled loans are considered performing unless they meet the criteria of impaired loans. Loan interest income is recorded on an accrual basis, except for impaired loans. While it is generally EDC’s intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loan assets are included in other income. Gains and losses on sales of impaired loans are reported in the provision for credit losses.

Impaired Loans

Loans are classified as impaired when, in the opinion of management, any of the following criteria are met:

„	there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of the timely collection of the full amount of principal and interest;

„	for commercial loans, when there are payment overdues of 90 days or more, unless the loan is fully secured or collection efforts are reasonably expected to result in repayment of debt; or

„	management considers it prudent to cease accruing interest on the loan.

When a loan is classified as impaired, the accrual of interest ceases, and any previously accrued but unpaid interest is reversed to interest income. Payments received on a loan that has been classified as impaired are credited to the book value of the loan. No portion of cash received on a loan subsequent to its classification as impaired is recorded as interest income until such time as the loan is restored to performing status, or the book value of the loan reaches zero or is determined to be unreasonably low based on estimated discounted future cash flows.

Loans are restored to performing status when it is determined that there is a reasonable assurance of full and timely collection of principal and interest. When the Corporation restores the impaired loans to an accrual basis, previously non-accrued capitalized interest is recognized over the remaining term of the loan.

Allowance for Losses on Loans, Loan Commitments and Guarantees

The allowance for losses on loans, loan commitments and guarantees is based on a review of all loans, loan guarantees and commitments to commercial and sovereign borrowers and represents management’s best estimate of probable credit losses. The allowance includes both general and specific allowances.

General allowances are comprised of the base allowance calculated using counterparty credit ratings, market overlays, and a counterparty concentration allowance. General allowances are calculated using probable credit losses for performing loans, loan guarantees, and loan commitments (including letters of offer). Amounts for loan commitments are factored to provide for the estimated usage rate of the commitment.

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For the base allowance, EDC classifies its performing loans, loan commitments and guarantees into seven categories. The first six categories represent groups of performing loans that share the same credit rating. The Corporation categorizes its performing commercial and sovereign loans using a rating system of six credit grades (AA grade to C grade), then establishes an appropriate general allowance based on expected credit losses for each performing risk category. The seventh category represents loan assets that have been designated as watchlist items, which require a higher degree of monitoring and loan allowance. These seven categories, as well as the counterparty ratings, are consistent with the categorization and ratings used by EDC’s credit risk management policies. These categories are further segregated between commercial and sovereign exposures, low risk countries (greater than A) and emerging market countries, and secured and unsecured exposures. Loss rates are determined for each category based on estimates of default rates and loss severity. Default rates are based on the average of Moody’s and Standard & Poor’s default tables. Loss severity is determined based on EDC’s historical loan loss rates. These rates are then applied to the segregated categories to form the general allowance.

In addition, market overlays are provided for those countries and industries which are currently experiencing downward or upward trends.These overlays are needed because of the time delay that exists between market events and announcement of credit rating changes.

EDC has significant single name counterparty concentrations. A counterparty concentration allowance is established for counterparties whose exposure is deemed by management to represent an increased amount of risk. This level is assessed at 10% of EDC’s shareholder’s equity determined in accordance with the previous year’s audited financial statements.

Specific allowances are established on an individual loan basis to recognize credit losses. When a loan is considered impaired, the carrying value of the loan is reduced to its estimated realizable value using appropriate market values. When market values are not available, the estimated realizable value is determined by discounting expected cash flows at rates inherent in the loan. The amount of initial impairment and any subsequent changes due to the re-evaluation of estimated future cash flows are recorded through the provision for credit losses as an adjustment to the specific allowance for impaired loans.

Loans are written off when all collection methods have been exhausted and no further prospect of recovery is likely. Loan write-offs are charged against the allowance for losses on loans.

The general allowances for performing loans and specific allowances for impaired loans are shown as a reduction in gross loans receivable in note 6 to arrive at net loans receivable which is an asset on the balance sheet. General and specific allowances for loan commitments and guarantees are shown as a liability on the balance sheet.

Deferred Revenue

Deferred loan revenue included in net loans receivable, comprised of exposure fees and administration fees, is recognized as interest income and amortized as a yield increment over the term of the related loan. Guarantee fee revenue is recognized as income together with insurance premium revenue and is amortized over the term of the related guarantee.

Recoverable Insurance Claims

Recoverable insurance claims represent the portion of insurance claims paid that are expected to be recovered from third parties net of any recovery through reinsurance agreements and are recorded at estimated recoverable values. Subsequent net gains or losses on recovery are credited or charged to the allowance for claims on insurance when recoverable values are re-estimated.

Allowance for Claims on Insurance

The allowance for claims on insurance represents the estimated future claims of the Corporation under the terms and conditions of its insurance policies. Included in the allowance are amounts for reported claims, incurred but not reported claims, and management’s best estimate of the net present value of net future claims under existing policies. Amounts are determined based on an actuarial valuation and the allowance is reviewed continuously by management. The valuation process conforms to the recommendations of the Canadian Institute of Actuaries. Any adjustments are reflected in the provision for credit losses in the period in which they become known. Future developments may result in claims which are materially different than the allowance provided.

Insurance Premiums

Short-term insurance premiums are taken into income when underlying sales are declared by the policyholders. Premiums on other insurance policies are deferred and taken into income using methods that generally reflect the exposures over the terms of the policies and are amortized over the life of the policies on a straight line basis.

Reinsurance

In the ordinary course of business, the Corporation assumes and cedes reinsurance with other insurance companies. EDC cedes reinsurance to mitigate its risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Corporation of its obligations to the insured. EDC also assumes reinsurance and thereby takes on risk. EDC enters into these arrangements to fulfill the Corporation’s mandate to support Canadian exporters. Reinsurance premiums and recoveries on claims incurred are recorded to their respective income and balance sheet accounts. Unearned premiums ceded to reinsurers and estimates of amounts recoverable from reinsurers on paid claims are deducted from deferred premiums and recoverable claims respectively. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy.

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Derivative Financial Instruments

The Corporation uses a variety of derivative financial instruments (“derivatives”) to manage market risk, which includes foreign exchange fluctuations and changes in interest rates (see note 20). These derivatives are only contracted with creditworthy counterparties. The counterparty must have a minimum credit rating from an external credit rating agency (S&P, Moody’s or DBRS) of A- where EDC has a collateral agreement with the counterparty. In transactions where EDC does not have a collateral agreement with the counterparty, the counterparty must have a minimum external credit rating of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions greater than three years.

The Corporation does not apply hedge accounting to its derivatives. Derivatives are recognized on the balance sheet upon issuance, and removed from the balance sheet when they expire or are terminated. Both on initial recognition and subsequently, each derivative is recognized as either an asset or a liability on the balance sheet at its fair value. Derivatives with a positive fair value are reported as derivative related amounts as a component of total assets. Derivatives with a negative fair value are reported as derivative related amounts as a component of liabilities and shareholder’s equity.

Unrealized Fair Value Adjustment

All changes in the fair value of derivatives are recognized in income in the period in which they occur. Income and expenses determined using the accrued cost measurement basis are included with the income and expenses of the operations to which the derivative relates. The remaining change in fair value is recorded separately on the income statement as an unrealized fair value adjustment. Derivatives are intended to be held to maturity resulting in the cumulative unrealized gains and losses on individual derivative instruments netting to zero over the life of the instrument.

Translation of Foreign Currency

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included with other income.

Interest Expense

Interest expense includes expenses of commercial paper, bonds and derivative financial instruments.

Interest expense also includes straight-line amortization of issue expenses and any debt premium or discount. Gains and losses incurred when the Corporation repurchases its bonds or unwinds its swaps related to those bonds, are credited or charged to interest expense at the time of settlement.

Employee Future Benefits

The Corporation maintains defined benefit pension plans and other post-retirement benefit plans to provide retirement benefits to its employees.

The accrued benefit obligation is actuarially determined using the projected benefit method pro rated on service (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors).

The discount rate used to determine the accrued benefit obligation was 6.1% for 2004 (2003 – 6.4%) based on market rates for long-term high-quality bonds. Pension fund assets are valued at fair value for the purpose of calculating the expected return on plan assets.

The defined benefits costs consist of the actuarially determined pension benefits for the current year’s service, imputed interest on projected pension obligations net of interest earned on plan assets and the amortization of actuarial gains or losses and other items over the average remaining service period of active employees expected to receive benefits under the plan. The average remaining service period of the active employees covered by the pension plan is 13 years for 2004 (2003 – 13 years).

Actuarial gains or losses arise from the difference between actual long-term rate of return and the expected long-term rate of return on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. They are amortized over the average remaining service period of active employees expected to receive benefits under the plan only if the net actuarial gain or loss at the beginning of the year is in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets.

The cumulative difference between the pension expense and funding contributions is included in other assets or accounts payable and other credits as applicable.

The Corporation also provides other non-pension post-retirement benefits for employees including a retiring allowance plan and life insurance, health and dental care benefits. The cost of these benefits is accrued for as earned by the employees and is actuarially determined in a manner consistent with the method used for the pension benefits. The average remaining service period of active employees expected to receive benefits under these plans is 14 years for 2004 (2003 – 14 years).

Adoption in fiscal 2000 of the Canadian Institute of Chartered Accountants (CICA) new standard for recording employee future benefits resulted in a transitional obligation with respect to the non-pension post-retirement benefit plans. The transitional obligations with respect to the retiring allowance plan and the other post-retirement benefit plans are being amortized into income over 14 and 20 years respectively.

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Future Accounting Changes – Financial Instruments

In January 2005, the CICA issued three new accounting standards: Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. These pronouncements establish standards for the recognition and measurement of financial instruments. They are effective for fiscal years beginning on or after October 1, 2006, although early adoption is permitted. EDC is currently assessing the impact of these standards. It is anticipated that upon adopting these standards, the income volatility resulting from the implementation of EIC-128 would be substantially reduced since under the new Section 3855, EDC will be able to designate its debt instruments as held for trading and thereby measure them at fair value with any gains or losses offsetting the gains or losses on the derivatives related to these debt instruments.

In addition, on initial adoption of the new Section 3855, EDC will be required to classify each of its financial assets as loans and receivables, held-to-maturity, available-for-sale financial assets, or held-for-trading and prospectively apply the appropriate accounting methods for each. EDC’s loan assets will likely be classified as loans and receivables and accounted for on an amortized cost basis. Since EDC currently uses this method of accounting for its loans, no significant accounting impact is anticipated for this group of financial assets. Financial assets classified as held-to-maturity will also be accounted for on an amortized cost basis. It is anticipated that EDC’s investments and a portion of its existing held-to-maturity portfolio securities will be classified as held-to-maturity with no significant accounting impact. Financial assets classified as available-for-sale will be accounted for on a fair value basis with unrealized gains and losses being recorded in Other Comprehensive Income (OCI) which is a component of Comprehensive Income (Section 1530). Realized gains and losses on sale or disposition of these assets will be recorded in income and offset against OCI. EDC anticipates that a significant portion of its existing held-to-maturity portfolio securities will be classified as available-for-sale. Held-for-trading financial assets will be accounted for on a fair value basis with both realized and unrealized gains and losses being recorded in income. EDC’s trading portfolio, which is currently accounted for on a fair value basis, will likely be classified as held-for-trading.

Future Accounting Changes – Accounting Guideline 15 – Variable Interest Entities

In June 2003 the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). In August 2004, a revised guideline was issued to ensure that AcG-15 was harmonized with FIN 46R, its U.S. GAAP equivalent. AcG-15 provides guidance for applying consolidation principles which will become effective for 2005. This guideline will require the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests.

During 2004 EDC undertook an assessment of the impact of AcG-15 on its existing portfolio. Based on this assessment, it is not expected that AcG-15 will have a material impact on EDC’s financial statements.

3. Accounting Changes

Accounting Guideline 13 – Hedging Relationships (AcG-13) and Emerging Issues Committee Abstract 128 – Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments (EIC-128)

The CICA issued an accounting guideline for hedging relationships that became effective for 2004. Any derivative financial instruments held by EDC which do not qualify as hedges under this guideline must be carried at fair value on the balance sheet, and any changes in the fair value must be charged or credited to the income statement in accordance with EIC-128.

EDC uses derivatives to manage costs, returns and levels of financial risk associated with its funding, investment and risk management activities. The majority of EDC’s derivatives, by notional value, are used in the issuance of structured debt by the Corporation, whereby primary debt instruments issued in various foreign currencies are combined with derivatives to create US dollar floating rate debt, typically at a lower funding cost than could be generated by primary debt instruments alone.

Under AcG-13, the use of derivative financial instruments for the purposes of converting EDC’s debt into US dollars does not qualify as a hedge since EDC’s functional currency is the Canadian dollar. Consequently, under EIC-128, EDC is now required to record its derivative instruments at fair value on the balance sheet, while continuing to record the related debt instruments at cost. EDC adopted EIC-128 prospectively in 2004, as required by Canadian GAAP. Prior to 2004, EDC used an accrual basis of accounting for derivative financial instruments.

While EDC is required to report derivative financial instruments at fair value on the balance sheet and this may appear to create gains and losses at any given reporting date throughout the life of the derivative, these are unrealized gains and losses. EDC does not anticipate realizing any gains or losses on these derivatives since they are intended to be held to maturity and cumulative unrealized fair value adjustments on individual derivative instruments will net to zero over the life of the instrument.

As a result of the implementation of EIC-128, EDC reported an unrealized fair value adjustment gain of $143 million on the income statement in 2004. This amount has been reported separately in the income statement after income before unrealized fair value adjustment but before net income. Under Canadian generally accepted accounting principles, separate line item disclosure before net income would normally only be provided in the case of an extraordinary item or from an item resulting from transactions or events that have some but not all the characteristics of extraordinary items. The unrealized fair value adjustment is neither an extraordinary item nor an item resulting from transactions or events that have some but not all the characteristics of extraordinary items. However, in management’s view, this presentation provides better disclosure of the nature and impact of this amount.

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The balance sheet impact of recognizing derivatives at fair value resulted in an increase in the December 31, 2004 derivative related amount assets and liabilities of $472 million and $329 million, respectively. In compliance with the transitional provisions of AcG-13, the difference between the carrying and fair values of derivatives at the date of adoption (January 1, 2004), has been deferred for amortization over the life of each derivative.
The components of derivative related amounts on the balance sheet at December 31 are as follows:

	2004	2003
($ in millions)	Fair value	Accrued cost

Derivative related amounts – asset:
Derivatives with a positive value	1,829	1,366
Unamortized deferred losses on derivatives	124	–

	1,953	1,366

Derivative related amounts – liability:
Derivatives with a negative value	193	142
Unamortized deferred gains on derivatives	265	–

	458	142

4. Marketable Securities

The Corporation maintains liquidity sufficient to meet general operating requirements, to maintain stability in the short-term borrowing program and to provide flexibility in achieving corporate objectives. In order to meet these varied needs, marketable securities are held in either the trading portfolio or the held-to-maturity portfolio. Held-to-maturity securities are purchased with the intention of being held to maturity but may be sold in response to changes in liquidity needs, changes in interest rates, changes in credit risk or to rebalance the portfolio to match its benchmark index. Trading securities are those bought and held principally for the purpose of selling them in the near term.

($ in millions)			2004	2003
	Portfolio
Issued or guaranteed by:	Held-to-maturity	Trading	Total	Total

Financial institutions	474	573	1,047	1,399
Asset backed trusts	10	572	582	404
U.S. government	392	168	560	131
U.S. agency	151	101	252	–
Corporate	246	25	271	211
Canadian government *	30	—	30	31

Total marketable securities	$1,303	$1,439	$2,742	$2,176

*	Canadian government includes federal, provincial, and municipal governments and Crown corporations.

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The table below provides a breakdown of the Corporation’s marketable securities by remaining term to maturity and shows how derivative financial instruments have been used to manage the interest rate and foreign currency exposures of the marketable securities in the Corporation’s held-to-maturity portfolio. Although the Corporation measures its derivative financial instrument at their fair value in the financial statements, they are shown below at their accrued cost (the same measurement basis as the held-to-maturity portfolio) in order to provide an appropriate basis for comparison.

($ in millions)				2004	2003
	Remaining term to maturity
	Under 1	1 to 3	Over 3
	year	years	years	Total	Total

Held-to-maturity portfolio
Fixed rate securities	118	154	299	571	184
Derivative financial instruments	–	(20)	(7)	(27)	(54)

Subtotal	118	134	292	544	130

Yield to maturity %	1.71	2.55	3.84	3.57	2.69
Floating rate securities	703	29	–	732	1,610
Derivative financial instrument	–	20	7	27	50

Subtotal	703	49	7	759	1,660
Yield to reset %	2.15	2.64	2.52	2.24	1.61
Total held-to-maturity portfolio	821	183	299	1,303	1,790

Trading portfolio
Fixed rate securities	32	73	134	239	–
Floating rate securities	1,200	–	–	1,200	382

Total trading portfolio	1,232	73	134	1,439	382

Total portfolio	2,053	256	433	2,742	2,172
Derivative related amounts	–	–	–	–	4

Total marketable securities	$2,053	$256	$433	$2,742	$2,176

Credit exposure for swap contracts is a fraction of the notional amount of the instruments shown above, and is represented by the replacement cost of those contracts. Credit exposure for swap contracts held in the investment portfolio is included as part of note 20.

5. Investments

Investments comprise $35 million (2003 – $34 million) of restricted cash and securities held by EDC’s subsidiary Exinvest Inc., and notes issued by the Vancouver Port Authority (formerly Vancouver Port Corporation) and the Royal Canadian Mint, totaling $33 million (2003 – $37 million). EDC intends to hold these notes to maturity. The Royal Canadian Mint and the Vancouver Port Authority are related to EDC as a result of common ownership. These investments were transacted at fair value, made on the same terms as those with third parties with similar credit risk, and are recorded at cost.

($ in millions)				2004	2003
	Remaining term to maturity
	Under 1	1 to 3	Over 3
	year	years	years	Total	Total

Fixed rate investments	5	42	–	47	51
Floating rate investments	3	–	18	21	20

Total investments	$8	$42	$18	$68	$71

Yield % *	5.24	6.02	2.67	4.73	4.93

*	Refers to yield to maturity for fixed rate investments, and yield to reset for floating rate investments.

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6.  Net Loans Receivable

The following table shows the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for US dollars and Prime for Canadian dollars.

($ in millions)					2004					2003
		Yield to					Yield to
	Fixed	maturity	Floating	Spread	Total	Fixed	maturity	Floating	Spread	Total
	$	%	$	%	$	$	%	$	%	$

Performing:
Overdue	3	6.88	35	1.77	38	48	6.96	49	2.64	97
2004	–	–	–	–	–	847	7.12	2,007	2.20	2,854
2005	776	6.74	1,725	1.74	2,501	774	7.37	1,249	2.09	2,023
2006	676	7.14	1,180	1.92	1,856	729	7.31	1,131	1.94	1,860
2007	752	7.26	958	1.90	1,710	747	7.25	904	1.76	1,651
2008	713	6.95	918	1.64	1,631	754	7.11	850	1.40	1,604
2009	729	6.87	817	1.62	1,546	743	7.09	586	1.47	1,329
2010 – 2014	3,567	6.83	1,773	1.58	5,340	3,742	7.00	1,617	1.43	5,359
2015 and beyond	1,869	6.92	817	1.41	2,686	2,125	6.90	721	1.38	2,846

Performing gross loans receivable	9,085	6.89	8,223	1.59	17,308	10,509	7.00	9,114	1.74	19,623

Impaired (note 7)	708	6.64	1,447	1.25	2,155	204	8.89	1,672	1.55	1,876

Gross loans receivable	$9,793		$9,670		$19,463	$10,713		$10,786		$21,499

Less: Non-accrued capitalized interest on Impaired loans (note 7)					714					850
Performing loans *					313					361

Loans receivable					18,436					20,288
Less: Allowance for losses on loans (note 8)					2,674					3,290
Deferred loan revenue					262					276

Net loans receivable					$15,500					$16,722

*	Represents the unamortized balance that accrued while the loan was impaired.

At December 31, 2004, the floating rate performing gross loans receivable are yielding 4.19% (2003 – 3.40%) with an average term to reset of 114 days (2003 – 103 days).

The breakdown of the Corporation’s performing gross loans receivable between sovereign and commercial is as follows:

($ in millions)					2004					2003
		Yield to					Yield to
	Fixed	maturity	Floating	Spread	Total	Fixed	maturity	Floating	Spread	Total
	$	%	$	%	$	$	%	$	%	$

Sovereign	1,837	8.34	2,000	1.12	3,837	2,156	8.36	2,206	.86	4,362
Commercial	7,248	6.57	6,223	1.73	13,471	8,353	6.71	6,908	1.79	15,261

Total performing gross loans receivable	$9,085	6.89	$8,223	1.59	$17,308	$10,509	7.00	$9,114	1.74	$19,623

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The Corporation has country risk concentrations as outlined below.

($ in millions)		2004
	Performing gross
Country	loans receivable	%

United States	8,210	47
Canada	2,066	12
Mexico	965	6
United Kingdom	713	4
Peru	517	3
Other	4,837	28

Total	$17,308	100

		2003
	Performing gross
Country	loans receivable	%

United States	9,339	48
Canada	1,952	10
Mexico	1,276	7
United Kingdom	848	4
Peru	642	3
Other	5,566	28

Total	$19,623	100

The Corporation has single counterparty gross loans receivables totaling $4,592 million (2003 – $4,924 million) with six airlines, $1,884 million (2003 – $1,587 million) with three ground transportation entities and $1,438 million (2003 – $1,560 million) with an automotive entity. Nine of these counterparties are located in the United States and one is located in the United Kingdom.

EDC sold $212 million in loans to various counterparties in 2004 (2003 – $251 million). The loans were sold without recourse. The loan sales included performing loans totaling $124 million (2003 – $128 million). The sales were done essentially for an amount equal to the loans’ carrying value resulting in no material gain or loss being recorded in other income (2003 – $3 million loss).

Non-accrued capitalized interest is a contractually determined amount typically representing rescheduled interest that would have been recognized on loans to borrowers if those loans were performing.

The following reflects the movement of non-accrued capitalized interest during the year:

($ in millions)	2004	2003

Balance at beginning of year	1,211	1,426
Capitalized during the year	26	101
Impaired interest and fees received	21	45
Amortization	(66)	(73)
Debt relief	(43)	(56)
Write-off	(6)	(15)
Net loan book value adjustment	(57)	(24)
Foreign exchange translation	(59)	(193)

Balance at end of year	$1,027	$1,211

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7. Impaired Loans Receivable

The following table shows the amount of gross loans receivable, net of non-accrued capitalized interest and the specific allowance, which represents net impaired loans receivable.

($ in millions)	2004	2003

Gross impaired loans receivable
Sovereign	899	1,077
Commercial	1,256	799

	2,155	1,876
Less: Non-accrued capitalized interest	714	850
Specific allowance	556	555

Net impaired loans receivable	$885	$471

The following reflects the movement in impaired gross loans receivable during the year:

($ in millions)	2004	2003

Balance at beginning of year	1,876	2,259
Loans classified as impaired	760	405
Loans reinstated to performing	(195)	(238)
Additional disbursements	34	31
Loans written off	(75)	(113)
Capitalized interest	26	101
Principal repayments	(137)	(111)
Receipts from the Government of Canada for sovereign debt relief	(53)	(105)
Foreign exchange translation	(81)	(353)

Balance at end of year	$2,155	$1,876

The $760 million in new impaired loans in 2004 includes $631 million which pertains to collateralized loans with one commercial airline in the United States which became impaired in 2004.

Impaired loans to three commercial borrowers in the United States ($41 million), three commercial borrowers in Canada ($8 million), one in Indonesia ($26 million), and four commercial loans in other countries ($0.4 million) were written off during the year. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely. Included in the above write-offs of $75 million are two loans totaling $9 million which were made impaired in 2004. For the five years ending December 31, 2004, cumulative write-offs totaled $684 million, of which 57% occurred in the past three years.

During 2004, payments of principal and interest from borrowers for impaired loans were $158 million (2003 – $142 million). These amounts were applied to the book value of the impaired loans and did not affect interest income.

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8. Allowance for Losses on Loans, Loan Commitments and Guarantees

The composition of the allowance for losses on loans, loan commitments and guarantees is as follows:

($ in millions)	2004	2003

General allowance
Base allowance
Investment grade exposure	105	116
Non-investment grade exposure	1,602	1,852

Total base allowance	1,707	1,968

Counterparty concentration
Investment grade exposure	40	54
Non-investment grade exposure	473	524

Total counterparty concentration	513	578

Allowance overlays
Country
United States	63	123
Dominican Republic	12	9
Brazil	–	14
Venezuela	(9)	10
Other	(9)	(1)

Total country overlay	57	155

Industry
Aerospace	182	342
Telecommunications	19	58
Power	–	20
Other	25	15

Total industry overlay	226	435

Total general allowance	2,503	3,136

Specific allowance for losses on guarantee with subsidiary (note 22)	45	42

Specific allowance for impaired loans, loan commitments and guarantees	574	584

Allowance for losses on loans, loan commitments and guarantees	$3,122	$3,762

The classification of the allowance for losses on loans, loan commitments and guarantees is as follows:

($ in millions)	2004	2003

Allowance for losses on loans	2,674	3,290
Allowance for loan commitments	303	309
Allowance for loan guarantees	145	163

Total	$3,122	$3,762

The allowance for losses on loans is shown as a reduction of gross loans receivable in note 6 to arrive at net loans receivable which is an asset on the balance sheet. The allowance for loan commitments and guarantees is reported as a liability in the financial statements.

During the year, changes to the allowance for losses on loans, loan commitments and guarantees were as follows:

($ in millions)			2004			2003
	General	Specific	Total	General	Specific	Total

Balance at beginning of year	3,136	626	3,762	3,408	582	3,990
Provision for losses on loans, loan commitments and guarantees	(412)	100	(312)	396	248	644
Write-offs*	(6)	(64)	(70)	–	(98)	(98)
Foreign exchange translation	(215)	(43)	(258)	(668)	(106)	(774)

Balance at end of year	$2,503	$619	$3,122	$3,136	$626	$3,762

*	See note 7 for more information on loan write-offs.

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9. Loan Commitments

The Corporation has two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type of commitment represents commitments made by EDC, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding of $817 million (2003 – $1,462 million) as well as unallocated, confirmed lines of credit of $475 million (2003 – $500 million).

The Corporation has undisbursed signed loan commitments of $2,794 million (2003 – $3,040 million). Over the next two years, management estimates that the Corporation will disburse 90% of the remaining undisbursed commitments.

The projected disbursements of the signed loan commitments are as follows:

($ in millions)		2004		2003
	Projected		Projected
	disbursements	%	disbursements	%

2004	–	–	2,262	74
2005	2,004	71	420	14
2006	522	19	229	8
2007 and beyond	268	10	129	4

Total	$2,794	100	$3,040	100

Undisbursed commitments with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates are represented mainly by LIBOR for US dollars.

($ in millions)				2004				2003
		Estimated				Estimated
	Fixed	spot yield	Floating	Spread	Fixed	spot yield	Floating	Spread
	$	%	$	%	$	%	$	%

Sovereign	205	6.14	188	3.45	365	6.89	356	3.93
Commercial	259	4.04	2,142	1.55	104	2.62	2,215	1.36

Total	$464	4.97	$2,330	1.70	$469	5.95	$2,571	1.71

10. Contingent Liabilities

The Corporation’s contingent liabilities include both short-term and medium-term insurance policies and guarantees which represents direct risks taken by EDC. EDC increases its contingent liability by assuming short-term and medium-term exposure from other insurers. EDC reduces its contingent liability by ceding reinsurance in both the short-term and medium-term programs to other insurance companies. During 2004, the Corporation further refined its calculation of the short-term contingent liability to reflect the policy maximum liability and 2003 has been restated accordingly. The calculation was refined to reflect the policy maximum liability on the complete portfolio whereas in prior years, this calculation was based only on the largest policies. This refinement was made possible through the automation of the short-term contingent liability calculation process.

The short-term program protects exporters of goods and services trading on credit terms of up to a year against non-payment due to commercial and political risks. Commercial risks covered include buyer insolvency, default, repudiation of goods by buyer and contract cancellation. Political risks covered by EDC are conversion and risk transfer, cancellation of export or import permits, or war-related risks. The medium-term program provides cover for sales on credit terms greater than one year and includes export credits insurance and guarantees, loan guarantees, performance insurance extending cover for risks inherent in performance and bid guarantees, and political risk insurance, which provides political risk protection for equity and other investments abroad.

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As at December 31, 2004, the Corporation has insurance policies and guarantees outstanding of $14,904 million (2003 – $13,851 million) which mature as follows:

($ in millions)				2004				2003
	Short-term	Medium-term			Short-term	Medium-term
	insurance	insurance	Guarantees	Total	insurance	insurance	Guarantees	Total

2004	–	–	–	–	5,346	1,538	1,254	8,138
2005	6,262	1,241	1,680	9,183	–	924	768	1,692
2006	–	975	980	1,955	–	1,017	204	1,221
2007	–	375	555	930	–	272	408	680
2008	–	234	385	619	–	118	167	285
2009	–	188	123	311	–	426	16	442
2010 – 2014	–	906	198	1,104	–	297	92	389
2015 and beyond	–	131	671	802	–	102	902	1,004

Total	$6,262	$4,050	$4,592	$14,904	$5,346	$4,694	$3,811	$13,851

Insurance Policies

The major concentrations by location of risk are as follows:

Short-term Insurance

($ in millions)				2004
				Net
	Short-term	Reinsurance	Reinsurance	short-term
	insurance	assumed	ceded	insurance

United States	2,866	32	(25)	2,873
Canada	44	964	(24)	984
China	213	–	–	213
Brazil	200	1	(4)	197
Japan	153	–	–	153
Other	1,845	6	(9)	1,842

Total	$5,321	$1,003	$(62)	$6,262

				2003
				Net
	Short-term	Reinsurance	Reinsurance	short-term
	insurance	assumed	ceded	insurance

United States	2,630	16	(146)	2,500
Canada	33	849	(37)	845
Japan	235	–	(9)	226
China	179	–	(2)	177
Brazil	165	–	(7)	158
Other	1,486	–	(46)	1,440

Total	$4,728	$865	$(247)	$5,346

Medium-term Insurance

($ in millions)				2004
				Net
	Medium-			medium-
	term	Reinsurance	Reinsurance	term
	insurance	assumed	ceded	insurance

Canada	402	1,940	–	2,342
Mexico	663	–	(486)	177
Chile	148	–	–	148
United States	132	6	–	138
South Africa	111	–	–	111
Other	1,698	35	(599)	1,134

Total	$3,154	$1,981	$(1,085)	$4,050

				2003
				Net
	Medium-			medium-
	term	Reinsurance	Reinsurance	term
	insurance	assumed	ceded	insurance

Canada	691	2,351	–	3,042
Mexico	784	–	(572)	212
United States	186	6	–	192
Chile	158	–	–	158
South Africa	122	–	–	122
Other	1,931	46	(1,009)	968

Total	$3,872	$2,403	$(1,581)	$4,694

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Guarantees

The Corporation issued bid security guarantees and performance security guarantees which provide coverage to the exporter’s bank for 100% of the guarantee value in the event of any call by the buyer. Each guarantee issued stipulates a recovery provision whereby the third party, the exporter, agrees to indemnify the Corporation should a payment be made under the guarantee.

Loan guarantees are issued by the Corporation and cover non-payment of principal, interest and fees due to banks and financial institutions providing loans to buyers of Canadian goods and services. Calls on guarantees result in the recognition by EDC of a loan asset on the balance sheet and become a direct obligation of the buyer. As at December 31, 2004, $13 million of the outstanding loan guarantees represent guarantees with impaired obligors (2003 – $55 million).

As at December 31, 2004, the Corporation has guarantees outstanding of $4,592 million (2003 – $3,811 million).

($ in millions)	2004	2003

Loan guarantees	2,729	2,383
Performance security guarantees	1,852	1,384
Bid security guarantees	9	41
Specific transaction guarantees	2	3

Total	$4,592	$3,811

The major concentrations for guarantees by location of risk are as follows:

($ in millions)	2004

United States	2,809
Algeria	589
Canada	406
United Kingdom	95
Dominican Republic	88
Other	605

Total	$4,592

2003

United States	2,181
Algeria	458
Canada	251
Israel	161
Libya	107
Other	653

Total	$3,811

11. Reinsurance Agreements

EDC cedes reinsurance to limit exposure to large losses. Reinsurance contracts do not relieve the Corporation of its obligations to the insured, however they do provide for the recovery of claims arising from the liabilities ceded. The Corporation has a reinsurance treaty agreement for the short-term insurance portfolio, as well as some facultative cover arrangements. Within the medium-term program there is no reinsurance treaty. Reinsurance is acquired on a transaction by transaction basis.

Reinsurance is also assumed by the Corporation. Effective September 1, 2003, the Corporation assumed reinsurance for joint short-term policy domestic transactions underwritten by St. Paul Guarantee Insurance Company. Within the medium-term program, for the surety bond insurance line of business, the Corporation has general reinsurance agreements with several surety companies.

The effect of reinsurance on the Corporation’s contingent liability is disclosed in note 10 and the impact on premiums is as follows:

($ in millions)	2004	2003

Insurance premiums and guarantee fees	158	156
Reinsurance assumed	22	11
Reinsurance ceded	(19)	(20)

Total	$161	$147

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12. Recoverable Insurance Claims

During the year, changes to the recoverable insurance claims were as follows:

($ in millions)	2004	2003

Balance at beginning of year	74	90
Claims paid	64	76
Net reinsured claims paid *	5	–
Claims recovered	(24)	(30)
Write-off of recoverable claims	(48)	(49)
Foreign exchange translation	(3)	(13)

Balance at end of year	$68	$74

*	Represents the net claims paid related to the agreement with St. Paul Guarantee Insurance Company effective September 1, 2003 whereby the Corporation assumes reinsurance for joint policy domestic transactions underwritten by St. Paul Guarantee Insurance Company.

Of the $64 million in claim payments made during 2004, 52% were related to the short-term program. The largest concentrations of claim payments and recoveries were in the following countries:

($ in millions)		2004
	Claims paid	Claims recovered

United States	43	9
Mexico	4	1
France	4	–
Canada	2	–
Saudi Arabia	2	–
Other	9	14

Total	$64	$24

		2003
	Claims paid	Claims recovered

United States	39	7
Iran	18	2
Mexico	3	2
Saudi Arabia	2	1
Denmark	1	–
Other	13	18

Total	$76	$30

13. Allowance for Claims on Insurance

During the year, changes to the allowance for claims on insurance were as follows:

($ in millions)	2004	2003

Balance at beginning of year	592	655
Provision for claims on insurance	98	140
Write-off of recoverable claims	(48)	(49)
Decrease in reinsurance	(61)	(75)
Claims expense	(6)	(7)
Foreign exchange translation	(27)	(72)

Balance at end of year	$548	$592

The allowance for claims on insurance broken down by risk insured is as follows:

($ in millions)			2004			2003
			Total			Total
	Insurance	Reinsurance	allowance	Insurance	Reinsurance	allowance

Allowance for claims for:
Credit risk	245	(15)	230	259	(16)	243
Political risk	198	(44)	154	203	(104)	99
Other risks	105	–	105	130	–	130

Total	$548	$(59)	$489	$592	$(120)	$472

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14. Provision for (Reversal of) Credit Losses

The composition of the provision for (reversal of) credit losses, expressed in the income statement, is comprised as follows:

($ in millions)	2004	2003

Provision for (reversal of) losses on loans	(361)	471
Provision for claims on insurance	98	140
Provision for loan commitments	10	84
Provision for loan guarantees	39	89

Provision for (reversal of) credit losses	$(214)	$784

15. Debt Instruments

The Corporation issues debt instruments in world capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that are issued by EDC with maturities under one year. Long-term payables represent bonds and other long-term instruments issued by the Corporation in Canadian dollars, US dollars and other currencies. EDC uses currency swaps to convert foreign currency denominated fixed rate notes primarily to US dollars. Interest rate swaps are principally used to convert fixed rate instruments to floating rates primarily related to LIBOR. EDC uses derivative contracts and structured notes to minimize market risk and also for asset liability management purposes.

Loans Payable

Loans payable (excluding derivatives) are comprised as follows:

($ in millions)	2004	2003

Short-term payables	2,260	2,245

Long-term payables
- due within current year	1,349	2,925
- over one year	11,937	12,158

Total long-term payables	13,286	15,083

Subtotal	15,546	17,328
Plus: unamortized discounts and premiums	(1)	(1)
deferrals	–	(2)

Total loans payable	$15,545	$17,325

Unamortized discounts and premiums are associated with the issue of long-term debt and swaps. The amount of a discount or premium recorded represents the difference between the face value of an instrument and the actual cash flow at the time of settlement. Deferrals include the costs of debt issuance, such as commissions. Such amounts are recorded as an asset or liability at the settlement date and amortized over the life of the instrument.

Accrued Interest

Accrued interest reflects corporate cash flow obligations. Accrued interest is comprised as follows:

($ in millions)	2004	2003

Short-term	5	4
Long-term	121	206

Total accrued interest payable	$126	$210

Where the interest payment amount is known in advance, as is the case with fixed and floating rate payments, the interest accrual allocates the cost over the period of payment. Where the interest payment amount is not known in advance an appropriate interest accrual is determined by reference to market prices.

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Structured Notes

EDC has entered into a number of structured notes as part of its funding program. Structured notes are hybrid securities that combine fixed income products with derivative components. These embedded derivatives are not accounted for at fair value and are not accounted for separately from their host contract.

Structured notes outstanding, included in loans payable, are as follows:

($ in millions)	2004	2003

Callable/extendible	2,056	2,318
Inverse floating rate note	781	520
Equity index	278	437
Dual currency	162	158

Total	$3,277	$3,433

The Corporation has executed swap contracts to mitigate market risk on these structured borrowings. These contracts ensure that EDC will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. The Corporation has in substance created floating rate debt by issuing bonds at fixed rates and entering into swap contracts whereby EDC receives fixed rate interest and pays interest at a floating rate. In swapping out of the underlying bond issue, the potential market risk has been converted to credit risk. Credit risk is managed by contracting with counterparties evaluated as creditworthy, based on treasury limits and policy guidelines as approved by the Board of Directors. Credit exposure on derivative financial instruments is further discussed in note 20.

16. Debt Instrument Maturities

EDC often combines debt instruments with derivative financial instruments to generate lower-cost funding. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding at a lower cost than issuing a floating rate note. The following table shows EDC’s resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although the Corporation measures its derivative financial instruments at their fair value in the financial statements, they are shown below at their accrued cost (the same measurement basis as the debt instruments) in order to provide an appropriate basis for comparison.

($ in millions)				2004		2003

	Debt	Swap		Yield*		Yield*
Year of maturity	issues	contracts	Net	(%)	Net	(%)

Fixed rate issues
2004	–	–	–	–	692	6.13
2005	1,169	(1,169)	–	–	–	–
2006	2,406	(2,406)	–	–	–	–
2007	1,767	(1,165)	602	4.05	646	4.05
2008	381	(381)	–	–	–	–
2009	1,075	(1,075)	–	–	–	–
2010 to 2014	4,997	(4,807)	190	8.14	204	8.14
2015 and beyond	170	(146)	24	8.16	26	8.16

Subtotal	11,965	(11,149)	816	5.87	1,568	5.75

Floating rate issues
2004	–	–	–		4,274
2005	2,440	1,148	3,588		1,279
2006	172	2,189	2,361		2,343
2007	67	981	1,048		1,011
2008	75	311	386		658
2009	48	912	960		972
2010 to 2014	553	4,111	4,664		3,837
2015 and beyond	226	116	342		174

Subtotal	3,581	9,768	13,349	2.25	14,548	1.05

Total	$15,546	$(1,381)	$14,165		$16,116

*	Refers to yield to maturity for fixed rate issues, and yield to reset for floating rate issues.

Credit exposure and other details of derivative financial instruments are included as part of note 20.

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17. Interest Rate Risk

The table below summarizes EDC’s interest rate risk based on the gap between the carrying value of assets, liabilities, and equity, grouped by the earlier of contractual repricing or maturity dates. The effective interest rates shown indicate historical rates for fixed rate and floating rate instruments.

($ in millions)

	Immediately	Up to 6	Over 6 to 12	Over 1 to 5	Over 5	Non-interest
	rate-sensitive	months	months	years	years	sensitive	Total

Assets
Cash, marketable securities and investments	44	1,967	153	504	206	10	2,884
Gross loans receivable	23	8,653	306	2,860	5,446	2,175	19,463
Effective interest rate %	6.79	4.23	6.79	7.00	6.87
Less:
Deferred revenue and non-accrued capitalized interest						(1,289)	(1,289)
Allowance for losses on loans						(2,674)	(2,674)

Other assets and accrued interest						2,366	2,366

Total assets	$67	$10,620	$459	$3,364	$5,652	$588	$20,750

Liabilities and shareholder’s equity
Loans payable		5,005	1,192	5,189	3,881	278	15,545
Effective interest rate %		2.83	3.27	4.54	5.57
Total pay side instruments on swap contracts(1)		13,421	722	120	225		14,488
Effective interest rate %(2)		2.35	5.24	2.95	6.03
Total receive side instruments on swap contracts (1)		(6,002)	(1,252)	(4,587)	(3,667)	(278)	(15,786)
Effective interest rate %(2)		2.98	3.30	4.61	5.47
Cumulative foreign exchange translation on currency swaps(2)						1,298	1,298

Total loans payable							15,545

Other liabilities, accrued interest and deferred revenue						1,728	1,728
Shareholder’s equity						3,477	3,477

Total liabilities and shareholder’s equity	$–	$12,424	$662	$722	$439	$6,503	$20,750

As at December 31, 2004

Total gap	67	(1,804)	(203)	2,642	5,213	(5,915)	–
Cumulative gap	67	(1,737)	(1,940)	702	5,915	–	–

Canadian dollar	22	3,012	50	432	663	(8,332)	(4,153)
Foreign currency	45	(4,816)	(253)	2,210	4,550	2,417	4,153

Total gap	67	(1,804)	(203)	2,642	5,213	(5,915)	–

As at December 31, 2003

Total gap	89	(1,409)	(376)	1,721	5,981	(6,006)	–
Cumulative gap	89	(1,320)	(1,696)	25	6,006	–	–

(1)	Represents notional principal amounts.

(2)	Represents the effective yield to maturity on the notional amount of pay and receive side instruments on swap contracts.

(3)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.

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18. Shareholder’s Equity

The authorized share capital is $1.5 billion consisting of 15 million shares with a par value of $100 each. The number of shares issued and fully paid is 9.8 million (2003 – 9.8 million). No shares were issued in 2004 (2003 – nil).

19. Foreign Currency Balances

The Corporation has substantial assets and liabilities in US dollars and in other currencies. In addition, EDC has derivative financial instruments denominated in various currencies. The purpose of these derivative financial instruments is to minimize the cost of capital and optimize yields for the Corporation, while remaining within treasury guidelines and limits approved by the Board of Directors.

The table below shows where EDC has used derivative financial instruments to manage the foreign currency exposures of its asset and liability positions. Although the Corporation measures its derivative financial instruments at their fair value in the financial statements, they are shown below at their accrued cost (the same measurement basis as the non-derivative assets and liabilities) in order to provide an appropriate basis for comparison. The resulting net foreign currency exposure as at December 31 (expressed in Canadian equivalent dollars) is as follows:

($ in millions)								2004		2003

	Assets			Liabilities			Net foreign	Foreign	Net foreign	Foreign
							currency	exchange	currency	exchange
	Gross	DFI*	Net	Gross	DFI*	Net	exposure	rate	exposure	rate

US Dollars	15,011	32	15,043	(8,183)	(6,650)	(14,833)	210	1.2036	79	1.2924
Euro	452	–	452	(230)	(218)	(448)	4	1.6292	21	1.6280
British Pounds	721	–	721	–	(718)	(718)	3	2.3062	2	2.3066
Australian Dollars	35	–	35	(975)	941	(34)	1	0.9397	–	0.9715
Japanese Yen	21	(20)	1	(652)	652	–	1	0.0118	(10)	0.0121
Swedish Krona	1	–	1	–	–	–	1	0.1811	1	0.1798
New Zealand Dollars	–	–	–	(412)	412	–	–	0.8662	–	0.8463
Norwegian Krone	–	–	–	(199)	199	–	–	0.1983	–	0.1939

*	DFI (Derivative Financial Instruments) includes swaps and foreign exchange contracts. See note 20.

The Corporation recognized a foreign exchange translation loss of $10 million in 2004 (2003 – loss of $5 million). This amount is included in other income. Throughout the year, EDC’s assets and liabilities were denominated mainly in US dollars, Euro and British pounds.

20. Derivative Financial Instruments

In order to maximize capital available to support EDC’s mandate, EDC reduces its exposure to currency and interest rate risk through the use of derivative financial instruments. Treasury policy and guidelines limit the use of derivatives. EDC does not use derivatives for speculative purposes. It uses a variety of these instruments to manage costs, returns and levels of financial risk associated with its funding, investment and risk management activities. The credit risk in these instruments is managed in accordance with policies established in EDC’s Market Risk Management Department and approved by the Board of Directors.

EDC currently uses, but is not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Currency swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Equity index swaps – transactions used to eliminate exposure to movements in an equity index on a debt issue undertaken by the Corporation. Two counterparties agree to exchange payments, one of which represents the percentage change in an agreed-upon equity index and the other a short-term interest rate index. The principal may either resemble an interest rate swap, in that no exchange of notional amounts occurs, or a currency swap, in which currencies will be exchanged at both inception and maturity.

Foreign exchange contracts – commitments to purchase or sell foreign currencies for delivery at a specified date in the future at a fixed rate.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein the counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) market risk, where an exposure exists as a result of changes in foreign exchange rates or interest rates.

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The Corporation manages its exposure to credit risk by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. Collateral agreements provide for the posting of collateral by the counterparty when EDC’s exposure to that entity exceeds a certain threshold. Collateral is held by a third party and as at December 31, 2004 totaled $1,123 million (2003 – $884 million). Where EDC has a collateral agreement with a counterparty, the counterparty must have a minimum credit rating of A- from an external credit rating agency (S&P, Moody’s or DBRS). Where EDC does not have a collateral agreement with a counterparty, the counterparty must have a minimum external credit rating of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions of greater than three years. Internal policies and procedures establish credit approvals, controls and monitoring. The Corporation does not anticipate any significant non-performance by the counterparties.

The Corporation manages its exposure to market risk (interest rate and foreign exchange) using limits developed in consultation with the Department of Finance and approved by the Board of Directors.

Credit impairment in the derivative financial instruments, marketable securities and investments has been estimated at $20 million. Accordingly, an allowance for credit risk of $20 million (2003 – $20 million) has been established. This amount is included in accounts payable.

Notional principal amounts outstanding as at December 31 are listed below for interest rate, currency swap and foreign exchange contracts entered into by the Corporation.

($ in millions)				2004	2003

	Remaining term to maturity
	Under 1	1to 3	Over 3
	year	years	years	Total	Total

Currency swaps	155	2,367	5,722	8,244	9,240
Interest rate swaps	1,922	1,619	1,933	5,474	6,258
Foreign exchange contracts	2,068	–	–	2,068	2,036

Total derivative financial instruments	$4,145	$3,986	$7,655	$15,786	$17,534

Beginning January 1, 2004, and on a prospective basis in accordance with Accounting Guideline 13, the Corporation now recognizes and measures all of its derivative financial instruments at fair value, with changes in fair value being charged or credited to income. Prior to January 1, 2004, the Corporation did not measure derivative financial instruments at fair value but rather on an accrual basis. The difference between the accrued cost and fair value of each derivative at January 1, 2004 has been deferred and is being amortized on a straight-line basis over the remaining life of each instrument. Where that difference has resulted in a deferred gain, the deferral is included in derivative related amounts within total liabilities and shareholder’s equity. Where that difference has resulted in a deferred loss, the deferral is included in derivative related amounts within total assets.

A total of $143 million in unrealized fair value adjustments has been recognized in the income statement for 2004. This amount represents the total change in the fair value of derivatives during 2004, net of the accrued cost amounts recorded with the income and expenses of the operations to which the derivative relates (see note 2), as well as the amortization of the deferred gains and losses. In the ordinary course of business the Corporation would not realize gains or losses on the fair values of the derivative financial instruments since it is the Corporation’s intention to hold the derivatives to maturity and any cumulative unrealized gains or losses would net to zero over the life of the derivative. The table below provides the balance sheet disclosure of derivative financial instruments using fair value measurement for 2004 and accrued cost for 2003.

	2004	2003
($ in millions)	Fair value	Accrued cost

Derivative related amounts – asset:
Derivatives with a positive value	1,829	1,366
Unamortized deferred losses on derivatives	124	–

	1,953	1,366

Derivative related amounts – liability:
Derivatives with a negative value	193	142
Unamortized deferred gains on derivatives	265	–

	458	142

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21. Fair Value of Financial Instruments

The following chart outlines the book values and the fair values of the Corporation’s financial instruments. As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of the Corporation’s financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Thus, the estimates of the value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

($ in millions)		2004		2003

	Book value	Fair value	Book value	Fair value

Performing gross fixed rate loans	9,265	8,971	10,624	10,620
Less: general allowance for loan losses	1,062	–	1,238	–
non-accrued capitalized interest and deferred loan revenue	114	–	150	–

Net performing fixed rate loans	8,089	8,971	9,236	10,620

Performing gross floating rate loans	8,270	7,093	9,230	7,031
Less: general allowance for loan losses	1,056	–	1,497	–
non-accrued capitalized interest and deferred loan revenue	461	–	487	–

Net performing floating rate loans	6,753	7,093	7,246	7,031

Total net performing loans receivable	14,842	16,064	16,482	17,651

Impaired loans (net of specific allowance and non-accrued capitalized interest)	885	885	471	471

Net loans receivable and accrued interest and fees	15,727	16,949	16,953	18,122
Cash and marketable securities:
Fixed rate securities	818	809	186	186
Floating rate securities	2,008	2,005	2,319	2,320
Investments	68	69	71	72
Accounts payable	112	112	145	145
Loans payable:
Fixed rate	12,067	12,392	13,951	14,336
Floating rate	3,604	3,581	3,587	3,954
Currency swap contracts	1,680	1,680	1,261	1,430
Interest rate swap contracts	(12)	(12)	16	3
Foreign exchange contracts	(32)	(32)	(53)	(51)
Undisbursed loan commitments:
Fixed rate	464	491	619	638
Floating rate	2,330	2,398	2,392	2,467

The fair values of marketable securities and investments are estimated using observable market prices. If such prices are not available, a valuation technique is used that is consistent with accepted economic pricing methodologies.

In order to estimate the fair value of its performing loans receivable (including accrued interest receivable), the Corporation separates its loans into risk pools and calculates the net present value of cash flows of principal and interest. The discount rate for the fixed rate portfolio is derived by taking the base rate, U.S. Treasury for US dollar fixed rate cash flows, for example, to which a spread for credit risk is added to each credit pool. The discount rate for the floating rate portfolio is derived similarly by adding to the base rate a spread for credit risk depending on the grade of credit. The fair value of undisbursed loan commitments is estimated using the same methodology used in the performing loans receivable estimate.

Accounts payable are outstanding for only a short period of time. Thus, the fair value of accounts payable is estimated to be equal to their book value.

The estimate of the fair value of loans payable is based on a discounted cash flow approach using current market rates.

The estimate of the fair value of the foreign exchange contracts is calculated using the current market spot and forward exchange rates at the end of the year. Currency swap contracts and interest rate swap contracts are valued using a discounted cash flow approach. The discount rate used to estimate the fair value of the swap contracts is based on the current market swap rates at the end of the year as issued by Reuters and Telerate. These rates are used to calculate the present value of future interest payments and principal cash flows related to the swap contracts.

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22. Related Party Transactions

The Corporation enters into transactions with other government departments, agencies and Crown corporations in the normal course of business. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements.

Canada Account Administrative Expense Recovery

As described in note 24, EDC administers certain financial and contingent liability transactions on behalf of the Government of Canada, known as the “Canada Account”. EDC receives compensation for expenses and overhead relating to Canada Account activities. In 2004, EDC retained $11 million (2003 – $8 million) from Canada Account receipts and recoveries for these expenses and overhead. These amounts are netted against administrative expenses on the income statement.

Loan with Recourse to the Consolidated Revenue Fund

The Corporation has a loan receivable of $916 million (2003 – $1,059 million) for which it has recourse to the Consolidated Revenue Fund of Canada in the event of a loan default.

Subsidiary Contingent Liability

The consolidated contingent liabilities of the Corporation include $47 million (2003 – $54 million) which represents the potential claim that the EDC (Canada Account) could make against the two entities in which EDC’s subsidiary Exinvest has an ownership interest. These two entities were established for the purposes of financing the sale of regional jet aircraft. There is a Tripartite Indemnity Agreement in place between these two entities and the EDC (Canada Account) related to guarantees that the EDC (Canada Account) provided to third parties. During 2003, the ultimate obligor to which the Canada Account guarantees pertained became impaired which resulted in a call against the guarantees and the EDC (Canada Account) has since paid out on the guarantees and is now in a position to make a call against the two entities in which EDC’s subsidiary Exinvest has an ownership interest. A specific allowance of $45 million (2003 - $42 million) has been set up to provide against this potential call on the Indemnity.

Debt Relief

When sovereign borrowers experience financial difficulties and are unable to meet their debt obligations, sovereign creditors, including the Government of Canada, agree at an international forum, the Paris Club, to formally reschedule the borrower’s debt obligations. From time to time and on a case-by-case basis, the most heavily indebted sovereign borrowers are granted debt reduction or debt service relief by the Government of Canada. The granting of debt reduction or relief by the Paris Club is contingent upon the sovereign borrower’s ability to implement and maintain economic programs outlined by the International Monetary Fund.

In the past, the Government of Canada has reimbursed the Corporation an amount equal to the debt relief granted by the Government of Canada to the Corporation’s sovereign borrowers. The formula for calculating the amount to be paid to the Corporation was amended effective April 1, 2001 in two ways. Firstly, for new loans issued by the Corporation after March 31, 2001 to sovereign borrowers which were on the Paris Club debt relief list as at April 1, 2001, the Government of Canada has no obligation to compensate the Corporation for further debt relief granted to such borrowers. Secondly, for any debt reduction for new loans resulting from unilateral debt relief measures or new debt reduction for obligations contracted prior to April 1, 2001, EDC will share in the costs of debt forgiveness to the amount of its appropriate specific allowances on the loans.

Amounts received for debt relief arrangements on sovereign impaired loans are credited to the book value of the loans similar to the treatment accorded to other receipts on impaired loans. To the extent that amounts received exceed the book value of the loans as a result of non-accrued capitalized interest, debt relief income is recorded, and any provisions are returned to income.

During the year, the Corporation received in total $62 million (2003 – $110 million) pursuant to debt relief arrangements, and of this amount, $43 million (2003 – $56 million) represented the non-accrued capitalized interest associated with these loans and was recognized as debt relief income in the income statement.

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23. Employee Future Benefits

Pension Plan

Effective April 24, 2000, the Corporation established pension benefit plans for its employees. The plans are defined benefit plans, providing benefits to retirees based on years of service and the best five consecutive years’ average salary of the employees. Upon retirement, the benefits are fully indexed to inflation. All permanent employees of EDC are members of the Registered Pension Plan, however, employee contributions to the plan are optional.

The benefits that were transferred from the Public Service Superannuation Fund with respect to both the Registered Plan and the Supplementary Plan are included in the projected obligation as at December 31, 2004. As of December 31, 2004, the Government of Canada had transferred a total of $126 million to the Corporation’s Registered Pension Plan and $35 million to the Supplementary Plan to fund the pension obligation that was transferred. The transfer of funds is now complete.

Other Benefit Plans

The Corporation maintains a retiring allowance program and provides certain life insurance, health and dental care benefits to retired employees. These plans are unfunded and costs are expensed as incurred.

The Corporation’s independent actuaries measure the accrued benefit obligation and the fair value of the plans’ assets for accounting purposes as at December 31 of each year. The most recent funding valuation for the Registered Pension Plan was as of December 31, 2001. The next required valuation, to be completed in 2005, will be as of December 31, 2004. For the Supplementary Plan, an annual funding valuation is prepared as of December 31 each year.

The following presents the financial position of EDC’s Employee Benefit Plans at December 31, 2004.

($ in millions)			2004			2003

	Registered	Supplementary	Other	Registered	Supplementary	Other
	pension plan	pension plan	benefit plans	pension plan	pension plan	benefit plans

Accrued benefit obligation:
Obligation beginning of year	184	8	42	150	8	34
Current service costs	14	1	4	12	1	3
Interest cost on benefit obligation	13	–	3	10	1	3
Actuarial loss (gain)	12	–	–	14	(2)	3
Benefits paid	(3)	–	(1)	(2)	–	(1)

Accrued benefit obligation at end of year	220	9	48	184	8	42

Fair value of plan assets:
Fair value at beginning of year	166	38	–	140	34	–
Actual return on plan assets	22	3	–	17	4	–
Employer contributions	8	–	1	8	–	1
Employee contributions	4	–	–	3	–	–
Benefits paid	(3)	–	(1)	(2)	–	(1)

Fair value at end of year	197	41	–	166	38	–

Funded status – plan (deficit) surplus	(23)	32	(48)	(18)	30	(42)
Unamortized net actuarial loss (gain)	22	(29)	6	18	(28)	7
Unamortized transitional obligation	–	–	8	–	–	8

Accrued benefit asset (liability)	$(1)	$3	$(34)	$–	$2	$(27)

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The accrued benefit asset (liability) is included on the Corporation’s balance sheet in accounts payable and other credits. Plans with accrued benefit obligations in excess of plan assets:

($ in millions)		2004		2003

	Registered	Other	Registered	Other
	pension plan	benefit plans	pension plan	benefit plans

Accrued benefit obligations	220	48	184	42
Fair value of plan assets	197	–	166	–

Funded status – plan deficit	$(23)	$(48)	$(18)	$(42)

Asset Mix

Plan assets are invested in debt securities and equity securities and held in cash. For the Registered Pension Plan, the target allocation percentages are 40% in debt securities and 60% in equity securities. The actual percentages at December 31, 2004 are 41% in debt securities and 59% in equity securities (2003 – 39% and 61% respectively). For the Supplementary Pension Plan, the target is 100% in equity securities, net of the cash in a Refundable Tax Account as prescribed by Canada Revenue Agency. This resulted in actual percentages of 45% in cash and 55% in equity securities at the end of 2004 (2003 – 47% and 53% respectively).

Defined Benefit Costs

($ in millions)			2004			2003

	Registered	Supplementary	Other	Registered	Supplementary	Other
	pension plan	pension plan	benefit plans	pension plan	pension plan	benefit plans

Current service costs (net of employee contributions)	10	1	4	9	1	3
Interest cost on benefit obligation	13	–	3	10	1	3
Actual return on plan assets	(22)	(3)	–	(17)	(4)	–
Actuarial loss (gain)	12	–	–	14	(2)	3

Benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	13	(2)	7	16	(4)	9

Adjustments:

Difference between expected return and actual return on plan assets	8	2	–	6	3	–

Difference between actuarial (gain) loss recognized for year and actual actuarial (gain) loss on accrued benefit obligation for year	(12)	(2)	–	(14)	–	(3)

Amortization of transitional obligation	–	–	1	–	–	1

Total	$9	$(2)	$8	$8	$(1)	$7

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Total Cash Payments

Total cash payments for employee future benefits for 2004 totaled $9 million (2003 – $9 million). These payments consist of cash contributions to the Pension Plans and payments paid directly to beneficiaries for the unfunded Other Benefit plans.

Assumptions

(Weighted average)	2004			2003

	Registered	Supplementary	Other	Registered	Supplementary	Other
	pension plan	pension plan	benefit plans	pension plan	pension plan	benefit plans

Accrued benefit
obligation:
Discount rate	6.1%	6.1%	6.1%	6.4%	6.4%	6.4%
Rate of compensation	Inflation	Inflation	Inflation	Inflation	Inflation	Inflation
increase	+ 1% productivity	+ 1% productivity	+ 1% productivity	+ 1% productivity	+ 1% productivity	+ 1% productivity
	+ merit	+ merit	+ merit	+ merit	+ merit	+ merit

Benefit costs:
Expected long-term rate
of return on assets	7.50%	3.75%	n/a	7.50%	3.75%	n/a
Discount rate on
projected benefit
obligation	6.40%	6.40%	6.40%	6.75%	6.75%	6.75%
Inflation	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Rate of compensation	Inflation	Inflation	Inflation	Inflation	Inflation	Inflation
increase	+ 1% productivity	+ 1% productivity	+ 1% productivity	+ 1% productivity	+ 1% productivity	+ 1% productivity
	+ merit	+ merit	+ merit	+ merit	+ merit	+ merit

The initial annual rate of increase for covered medical care benefits is assumed to be 8% (2003 – 8%). This rate is projected to trend down over seven years to an ultimate rate of 4% for 2011 (2003 – 4% for 2010) and subsequent years. For dental care, the trend rate used was 4% (2003 – 4%).

A one percentage point increase in assumed health care cost trends would have increased the service and interest costs and the obligation by $0.6 million and $7.0 million, respectively. A one percentage point decrease in assumed health care cost trends would have decreased the service and interest costs and the obligation by $0.5 million and $5.4 million, respectively.

24. Canada Account Transactions

Pursuant to the Act, the Minister of International Trade, with the concurrence of the Minister of Finance, may authorize the Corporation to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as the “Canada Account”. The Board of Directors is responsible only for ensuring that the transactions made by the Corporation under the Canada Account are administered appropriately. Accounts for these transactions are maintained separately from the Corporation’s accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees recorded in accordance with the accounting policies and practices of the Government of Canada, amounted to $3,898 million at December 31, 2004 (2003 – $3,317 million).

The Act allows the Canada Account to have outstanding loans and commitments to foreign borrowers, and liabilities under contracts of insurance and other agreements up to a maximum of $13 billion. The position against this limit, determined in accordance with the requirements of the Act, is $7.7 billion (2003 – $8.3 billion).

As at the end of December 2004, total Ministerial Authorizations (M.A.’s) issued and approved totaled $260 million (2003-$302 million) and unallocated amounts under Lines of Credit totaled $52 million (2003 – $126 million) for Canada Account. These amounts have been approved by the Minister of International Trade and the Minister of Finance in support of potential new transactions to be signed. The position against the statutory limit will increase accordingly as each new obligation is signed by the Corporation that has the effect of extending credit.

25. Reclassification of Comparative Figures

Certain 2003 comparative figures have been reclassified to conform to the presentation adopted in 2004.

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Balance Sheet

as at December 31

($ in millions)	2004	2003	2002

Gross loans receivable	19,463	21,499	26,341
Less: non-accrued capitalized interest	1,027	1,211	1,426
Less: allowance for losses on loans	2,674	3,290	3,613
Less: deferred loan revenue	262	276	292

Net loans receivable	15,500	16,722	21,010
Cash and investments	2,884	2,573	2,899
Reinsurers’ share of allowance for claims	59	120	195
Accrued interest and other assets	2,307	1,742	645

Total assets	$20,750	$21,157	$24,749

Loans payable	15,545	17,325	20,828
Accrued interest and other liabilities	732	533	812
Allowance for loan commitments and guarantees	448	472	377
Allowance for claims on insurance	548	592	655

Total liabilities	17,273	18,922	22,672

Share capital	983	983	983
Retained earnings	2,494	1,252	1,094

Shareholder’s equity	3,477	2,235	2,077

Total liabilities and shareholder’s equity	$20,750	$21,157	$24,749

Statement of Income

for the year ended December 31

($ in millions)	2004	2003	2002

Interest income – loans	1,148	1,249	1,400
Interest income – debt relief	43	56	96
Interest income – investment portfolio	63	60	69

Total interest income	1,254	1,365	1,565
Less: interest expense	345	404	583

Net interest income	909	961	982

Insurance premiums and guarantee fees	161	147	147
Other income (expense)	(7)	7	7
Provision for (reversal of) credit losses	(214)	784	840

Income after provision for (reversal of) credit losses	1,277	331	296
Administrative expenses	178	173	174

Income before unrealized fair value adjustment	1,099	158	122
Unrealized fair value adjustment	143	—	—

Net income	$1,242	$158	$122

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Balance Sheet

as at December 31

($ in millions)	2001	2000	1999	1998	1997	1996	1995

Gross loans receivable	25,226	22,023	18,598	16,524	12,373	10,504	9,910
Less: non-accrued capitalized interest	1,241	1,165	1,182	1,255	1,082	998	927
Less: allowance for losses on loans	2,892	2,700	2,324	2,060	1,628	1,423	1,233
Less: deferred loan revenue	267	272	248	220	207	160	155

Net loans receivable	20,826	17,886	14,844	12,989	9,456	7,923	7,595
Cash and investments	2,346	2,357	3,417	1,730	1,927	1,444	1,459
Reinsurers’ share of allowance for claims	179	48	21	2	3	3	—
Accrued interest and other assets	621	747	1,253	761	262	214	214

Total assets	$23,972	$21,038	$19,535	$15,482	$11,648	$9,584	$9,268

Loans payable	19,609	17,583	16,325	12,636	9,556	7,735	7,668
Accrued interest and other liabilities	1,082	846	937	728	208	189	223
Allowance for loan commitments and guarantees	588	130	115	129	90	35	23
Allowance for claims on insurance	643	487	360	309	249	208	181

Total liabilities	21,922	19,046	17,737	13,802	10,103	8,167	8,095

Share capital	983	983	983	983	983	983	851
Retained earnings	1,067	1,009	815	697	562	434	322

Shareholder’s equity	2,050	1,992	1,798	1,680	1,545	1,417	1,173

Total liabilities and shareholder’s equity	$23,972	$21,038	$19,535	$15,482	$11,648	$9,584	$9,268

STATEMENT OF INCOME

for the year ended December 31

($ in millions)	2001	2000	1999	1998	1997	1996	1995

Interest income — loans	1,618	1,578	1,256	1,053	779	688	802
Interest income — debt relief	1	—	2	—	3	—	11
Interest income — investment portfolio	127	197	146	126	92	99	87

Total interest income	1,746	1,775	1,404	1,179	874	787	900
Less: interest expense	934	1,068	784	655	489	448	476

Net interest income	812	707	620	524	385	339	424

Insurance premiums and guarantee fees	134	144	133	110	99	92	76
Other income (expense)	2	9	(12)	15	8	11	(9)
Provision for (reversal of) credit losses	741	549	523	433	295	270	390

Income after provision for (reversal of) credit losses	207	311	218	216	197	172	101
Administrative expenses	149	117	100	81	69	60	57

Income before unrealized fair value adjustment	58	194	118	135	128	112	44
Unrealized fair value adjustment	—	—	—	—	—	—	—

Net income	$58	$194	$118	$135	$128	$112	$44

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Corporate Account

Financial Arrangements Facilitated

($ in millions)	2004	2003	2002

Export Financing
Direct financing	6,152	5,939	7,381

Export Insurance
Short-term insurance *	40,177	37,267	34,532
Medium-term insurance	6,951	7,410	8,638
Guarantees	1,623	1,244	689

Subtotal	48,751	45,921	43,859

Total	$54,903	$51,860	$51,240

Short-term domestic insurance not included above	$4,899	$1,791	$298

Financial and Other Data
Export Financing
Number of transactions financed	635	571	397
Value of total obligations on loans receivable	19,463	21,499	26,341
Value of undisbursed loans	2,794	3,040	3,512
Value of disbursements	4,172	4,194	6,028
Value of liability on loan guarantees	1,861	1,820	2,699
Undisbursed amounts on loan guarantees	820	509	299
Number of current lines of credit and protocols	47	61	47
Amounts available for allocation	1,682	1,732	1,655
Loan amounts rescheduled	64	232	775
Loan amounts written off	81	113	194

Export Insurance
Number of policies issued	10,756	10,184	6,351
Number of insurance policies and guarantees in force	8,209	7,491	6,968
Value of liability on insurance and guarantees **	12,175	11,468	12,265
Value of claims paid	64	76	144
Value of claims recovered/rescheduled	24	30	39
Value of claims outstanding at end of year	261	282	344
Value of claims under consideration at end of year	38	52	35

Average employee strength during year	994	1,003	992

*	Excludes domestic insurance.

**	Figures prior to 2002 were not restated to reflect current presentation as the information was not reasonably determinable.

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Corporate Account

Financial Arrangements Facilitated

($ in millions)	2001	2000	1999	1998	1997	1996	1995

Export Financing
Direct financing	8,419	7,657	6,060	6,639	5,454	3,678	2,142

Export Insurance
Short-term insurance *	26,776	25,807	23,792	20,660	17,356	14,139	12,372
Medium-term insurance	8,555	7,080	5,914	3,933	2,629	2,464	1,954
Guarantees	597	325	456	189	221	132	97

Subtotal	35,928	33,212	30,162	24,782	20,206	16,735	14,423

Total	$44,347	$40,869	$36,222	$31,421	$25,660	$20,413	$16,565

Short-term domestic insurance not included above	$1,157	$3,996	$3,833	$3,330	$2,976	$1,617	$672

Financial and Other Data
Export Financing
Number of transactions financed	556	458	372	351	242	172	140
Value of total obligations on loans receivable	25,226	22,023	18,598	16,524	12,469	10,517	9,920
Value of undisbursed loans	4,938	4,825	5,345	5,813	6,482	2,863	1,854
Value of disbursements	8,085	7,210	6,374	5,822	3,295	2,437	2,187
Value of liability on loan guarantees	2,212	1,795	1,643	1,723	416	347	257
Undisbursed amounts on loan guarantees	355	112	123	150	145	85	88
Number of current lines of credit and protocols	40	44	55	52	44	50	46
Amounts available for allocation	1,476	1,176	1,659	1,320	1,356	1,570	1,719
Loan amounts rescheduled	290	264	720	237	158	464	442
Loan amounts written off	191	105	—	—	18	—	—

Export Insurance
Number of policies issued	5,090	3,951	3,879	3,345	3,021	2,591	2,040
Number of insurance policies and guarantees in force	6,002	5,187	4,873	4,462	4,045	3,493	3,028
Value of liability on insurance and guarantees **	11,944	12,495	10,955	9,921	8,163	7,000	5,869
Value of claims paid	144	84	134	72	43	60	28
Value of claims recovered/rescheduled	51	30	17	19	16	11	8
Value of claims outstanding at end of year	298	246	234	164	119	100	57
Value of claims under consideration at end of year	48	36	38	62	15	14	17

Average employee strength during year	939	838	778	698	650	602	557

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Canada Account

Financial Arrangements Facilitated

($ in millions)	2004	2003	2002

Export Financing
Direct financing	987	1,209	527

Export Insurance
Short-term insurance	—	1	1
Medium-term insurance	—	—	5
Guarantees	—	—	—

Subtotal	—	1	6

Total	$987	$1,210	$533

Financial and Other Data
Export Financing
Number of transactions financed	55	45	28
Value of total obligations on loans receivable	3,786	3,219	2,968
Value of undisbursed loans	2,368	3,303	5,123
Value of disbursements	1,091	981	534
Number of current lines of credit and protocols	2	2	2
Amounts available for allocation	52	61	109
Loan amounts rescheduled	6	31	25

Export Insurance
Number of policies issued	—	2	1
Number of insurance policies and guarantees in force	—	—	1
Value of liability on insurance and guarantees	—	—	4
Value of claims paid	—	—	—
Value of claims recovered	—	—	—
Value of claims outstanding at end of year	44	45	47

110            F O C U S E D  O N  C A N A D I A N  E X P O R T E R S

T e n   —   Y e a r   R e v i e w

Canada Account

Financial Arrangements Facilitated

($ in millions)	2001	2000	1999	1998	1997	1996	1995

Export Financing
Direct financing	135	38	67	9	1,584	131	430

Export Insurance
Short-term insurance	–	–	–	–	–	6	4
Medium-term insurance	16	224	247	497	283	299	281
Guarantees	–	–	–	12	34	–	–

Subtotal	16	224	247	509	317	305	285

Total	$151	$262	$314	$518	$1,901	$436	$715

Financial and Other Data
Export Financing
Number of transactions financed	8	11	12	5	7	29	26
Value of total obligations on loans receivable	2,682	2,490	2,599	2,904	2,799	2,753	2,677
Value of undisbursed loans	101	192	183	194	309	373	598
Value of disbursements	203	76	66	100	112	171	437
Number of current lines of credit and protocols	2	3	2	2	1	1	3
Amounts available for allocation	88	73	73	87	20	20	93
Loan amounts rescheduled	43	3	45	45	136	9	17

Export Insurance
Number of policies issued	1	1	4	12	12	7	10
Number of insurance policies and guarantees in force	4	5	20	25	23	22	24
Value of liability on insurance and guarantees	56	170	199	299	241	456	486
Value of claims paid	–	–	8	4	6	–	23
Value of claims recovered	–	–	–	7	–	4	6
Value of claims outstanding at end of year	47	46	46	38	41	34	39

E D C  A N N U A L  R E P O R T  2 0 0 4            111

G l o s s a r y   o f  F i n a n c i a l   T e r m s

Actuarial Gains and Losses — Changes in the value of the accrued benefit obligation and the plan assets resulting from actual results differing from those assumed or changes in an actuarial assumption.

Actuarial Valuation (re:Employee Benefit Plans) — An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the accrued benefit obligation using estimates of future events that will affect the costs and obligation for employee future benefits.

Basis Point — One one-hundredth of a percentage point.

Contingent Liability — Potential debt which may become an actual financial obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk — Credit risk is the possibility that a loss may be incurred if a counterparty fails to meet its financial commitments.

Facultative Reinsurance — Reinsurance provided on a transactional basis.

Financial Sustainability Ratio — Adjusted operating income (operating income net of debt relief) as a percentage of the year’s average capital and allowances. This ratio provides a measure of the generation of cash from operations relative to capital and allowances.

Foreign Exchange Risk — Foreign exchange risk is the possibility that a loss may result from exchange rate movements.

Gross Administrative Expenses — Administrative expenses before accounting for recovery of expenses related to Canada Account transactions.

Gross Efficiency Ratio — Gross administrative expenses expressed as a percentage of net revenue excluding debt relief.

Gross Loans Receivable — Principal amounts outstanding, including any non-accrued capitalized interest, under existing loan agreements.

Hedge — A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Impaired Loans — Loans that no longer have reasonable assurance of collection of interest and principal.

Interest Rate Risk — Interest rate risk is the potential impact on the Corporation due to changes in interest rates.

LIBOR — London Inter-Bank Offered Rate — The interest rate at which banks in London are prepared to lend funds to first-class banks.

Liquidity Risk — Liquidity risk is the chance that funds will not be available to meet the Corporation’s obligations.

Market Risk — Market risk is the likelihood of a loss to the Corporation as a result of possible movements in interest and foreign exchange rates.

Net Interest Income — The difference between the interest earned on assets and interest expense on borrowings.

Net Margin — Net interest income expressed as a percentage of average assets employed.

Net Revenue — Net income excluding the provision for credit losses, administrative expenses and the unrealized fair value adjustment.

Operating Income — Net income excluding the provision for credit losses and the unrealized fair value adjustment.

Operational Risk — Operational risk is the potential loss that may result from human error, internal control weaknesses and system deficiencies.

Projected Benefit Method Pro Rated on Services — An actuarial valuation method in which an equal portion of the total estimated future benefit is attributed to each year of service.

Projected Benefit Obligation — The actuarial present value of benefits attributed to employee services rendered to a particular date.

Return on Equity — Net income expressed as a percentage of shareholder’s equity.

Undisbursed Loan Commitments — A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

112           F O C U S E D  O N  C A N A D I A N   E X P O R T E R S

C o r p o r a t e  R e p r e s e n t a t i v e s

Head Office	Montreal Office	China
Export Development Canada	Tour de la Bourse	c/o Canadian Embassy
151 O’Connor Street	Suite 4520	19 Dongzhimenwai Street
Ottawa, Ontario	800 Victoria Square	Chaoyang District
K1A 1K3	P.O. Box 124	Beijing,100600
	Montreal, Quebec	China
Tel.: (613) 598-2500	H4Z 1C3
Fax: (613) 237-2690
	Tel.: (514) 908-9200	Tel.: 011-86-10-6532-3536, ext. 3357
Web site:www.edc.ca	Fax: (514) 878-9891	Fax: 011-86-10-6532-2754

Vancouver Office		Mexico
Suite 1030, One Bentall Centre	Quebec City Office	c/o Canadian Embassy in Mexico
505 Burrard Street, Box 58	Suite 1340	Calle Schiller 529
Vancouver, British Columbia	2875 Laurier Boulevard	Rincón del Bosque
V7X 1M5	Ste-Foy, Quebec	Colonia Polanco
	G1V 2M2	México, D.F. 11560
Tel.: (604) 638-6950		Mexico
Fax: (604) 638-6955	Tel.: (418) 266-6130
	Fax: (418) 266-6131	Tel.: 011-5255-5387-9316
Edmonton Office		Fax: 011-5255-5387-9317
Suite 1000	Moncton Office
10180 — 101 Street	Suite 400	c/o Canadian Consulate General
Edmonton, Alberta	735 Main Street	in Monterrey
T5J 3S4	Moncton, New Brunswick	Edificio Kalos
	E1C 1E5	Piso C-1, Local 108-A
Zaragoza 1300 Sur y Constitucion
Tel.: (780) 702-5233	Tel.: (506) 851-6066	Monterrey, N. L. 64000
Fax: (780) 702-5235	Fax: (506) 851-6406	México

Calgary Office	Halifax Office	Tel.: 011-52-81-8344-3200, ext. 3360
Home Oil Tower	Purdy’s Whart Tower II	Fax: 011-52-81-8340-7703
Suite 606	Suite 1410
324 — 8th Avenue S.W.	1969 Upper Water Street	Poland
Calgary, Alberta	Halifax, Nova Scotia	c/o Canadian Embassy
T2P 2Z2	B3J 3R7	ul. Jana Matejki 1/5
00-481 Warsaw
Tel.: (403) 537-9800		Poland
Fax: (403) 537-9811	Tel.: (902) 442-5205
Fax: (902) 442-5204
Winnipeg Office		Tel.: 011-48-22-584-3240
Commodity Exchange Tower	St. John’s Office	Fax: 011-48-22-584-3277
Suite 2075	90 O’Leary Avenue
360 Main Street	First Floor	Malaysia
Winnipeg, Manitoba	St. John’s, Newfoundland	c/o Canadian High Commission
R3C 3Z3	A1B 2C7	17th Floor, Menara Tan & Tan 207 Jalan Tun Razak
Tel.: (204) 975-5090	Tel.: (709) 772-8808	50400 Kuala Lumpur
Fax: (204) 975-5094	Fax: (709) 772-8693	Malaysia

London Office	Brazil and Southern Cone	Tel.: 011-(60-3) 2718-3366
Suite 1512	c/o Canadian Consulate General	Fax: 011-(60-3) 2718-3313
148 Fullarton Street	in São Paulo
London, Ontario	Av. das Nações Unidas 12901	India*
N6A 5P3	Cenu Torre Norte, Andar 16	c/o Canadian High Commission
	CEP 04578-000, São Paulo — SP	7/8 Shantipath, Chanakyapuri
Tel.: (519) 963-5400	Brazil	New Delhi 110 021
Fax: (519) 963-5407		India
Tel.: 011-5511-5509-4320, ext. 3320
Toronto Office	Fax: 011-5511-5509-4275	Tel.: 011+91 (11) 5178-2000
Suite 810		Fax: 011+91 (11) 5178-2020
150 York Street	c/o Canadian Consulate General
P.O. Box 810	in Rio de Janeiro
Toronto, Ontario	Av. Atlantica, 1130 Andar 5	* Opening in 2005
M5H 3S5	22021-000
Rio de Janeiro, RJ
Tel.: (416) 640-7600	Brazil
Fax: (416) 862-1267
Tel.: 011-5521-2295-0391
Fax: 011-5521-2275-5735

Ce document existe également en version française.

Printed in Canada on Canadian recycled paper.

All photography by Martin Lipman, except page 6 by Mark Holleron/Photo Features and page 76 by Doug Millar.

Vision

EDC will be the recognized leader in providing ground-breaking commercial financial solutions to companies of all sizes, helping them succeed in the global marketplace and create enduring prosperity for Canada.

Values

People

We are the heart and soul of EDC. Our diversity enriches us all. Each one of us deserves respect and makes a difference. Working together is fundamental to our success.

Excellence

We are responsible for excellence in everything we do. We believe in personal accountability and the power of challenging the status quo.

Passion

Initiative and enthusiasm characterize the way we work. We take satisfaction in the quality of what we do. We are here because we want to be here.

Learning

We believe that learning is an invigorating and continuous process. We seek out and embrace personal and professional development, and the invaluable lessons that come from experience.

www.edc.ca